Shun Tak Holdings Limited
Penthouse 39/F, West Tower, Shun Tak Centre,
200 Connaught Road,
Central, Hong Kong.
Tel.: 2859 3111 Fax: 2857 7181

02034142

3rd May, 2002

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Room 3045 (Stop 3-4)
450 Fifth Street
Washington, DC 20549
UNITED STATES OF AMERICA

02 MAY 14 AM 10:12

SUPPL

Dear Sirs,

Re : Shun Tak Holdings Limited
Rule 12g3-2(b) Exemption File No. 82-3357

Pursuant to Rule 12g3-2(b) (iii), and on behalf of Shun Tak Holdings Limited (the "Company"), enclosed are the documents described on Annex A hereto for your attention.

These documents supplement the information previously provided with respect to the Company request for exemption under Rule 12g3-2(b), which was established on 10th September 1992.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Please contact our Mr. Aaron Cheung at (852) 2859 3350 if you have any queries.

Thank you for your attention.

Yours faithfully,
For and on behalf of
SHUN TAK HOLDINGS LIMITED

dlw 5/20

Daisy Ho
Director

DH/aa

Encl.

PROCESSED
MAY 2 1 2002
THOMSON
FINANCIAL
P

File No. 82-3357

Annex A to Letter to the SEC
dated 3 May 2002 of
Shun Tak Holdings Limited

The documents checked below are being furnished to the SEC to supplement information provided with respect to the Company's request for exemption under Rule 12g3-2, which exemption was established on September 10, 1992:

Description of Document	Check if Enclosed
Title: 2001 Annual Report, Audited Accounts and Auditors' Report Date: as of 31 December 2001 Entity requiring item: Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company)	X
Title: Half Yearly Report and Preliminary Announcement Date: as of ________ Entity requiring item: Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company)	__
Title: Notification of Changes in Officers (Directors, Secretaries and Auditors) Date: ________	__
Entity requiring item: Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company) and additionally to be furnished to Companies Registry as required under the Companies Ordinance of Hong Kong	__
Title: Notification of Change in Registered Office Date: ________ Entity requiring item: Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company) and additionally to be furnished to Companies Registry as required under the Companies Ordinance of Hong Kong	__

Title: Notification of Changes in Rights attaching to Securities
Date: ________________
Entity requiring item: Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company) and additionally to be furnished to Companies Registry as required under the Companies Ordinance of Hong Kong ___

Title: Notifications of Material Events to Keep Market Fully Informed
Date: ________________ ___
Entity requiring item: Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company) ___

Title: Notification of "Notifiable Transactions"
Date: ________________
Entity requiring item: Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company) ___

Title: Notification of Meetings of Board of Directors at which:
(i) a dividend is declared; or
(ii) a recommendation to do so is made; or
(iii) any announcement relating to profits or losses is to be approved for publication
Date: ________________
Entity requiring item: Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company) ___

Title: Notification of Reasons for Allotment of Shares
Date: ________________
Entity requiring item: Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company) ___

Title: Notification of Repurchases of Company's Shares
Date: ________________
Entity requiring item: Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company) ___

Title: Circular Sent to Shareholders
Date: 29 April 2002
Entity requiring item: Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company) X

Title: Notification of Winding Up Proceedings (or Similar Actions)
Date: ____________
Entity requiring item: Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company) ___

Title: Notification of Annual General Meetings
Date: ____________
Entity requiring item: Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company) ___

Title: Notification of When Shares Held by Public Fall Below Prescribed Percentage (25%)
Date: ____________
Entity requiring item: Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company) ___

Title: Filing of Annual Return
Date: ____________
Entity requiring item: Companies Registry under Companies Ordinance of Hong Kong ___

Title: Prospectus
Date: 29 April 2002
Entity requiring item: Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company) and additionally to be furnished to Companies Registry as required under the Companies Ordinance of Hong Kong X

Title: Notification of All Special Resolutions Passed (i.e., resolutions of members requiring approval of 75% of votes cast at a general meeting)
Date: ____________
Entity requiring item: Companies Registry under Companies Ordinance of Hong Kong ___

Title: Notification of All Changes to Memorandum and Articles of Association
Date: ________________
Entity requiring item: Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company) and additionally to be furnished to Companies Registry as required under the Companies Ordinance of Hong Kong ___

Title: Notification of Board Approvals for:
(i) decision to make or recommend declaration of distribution to security holders;
(ii) decision not to make or recommend declaration of distribution to security holders which would otherwise have been expected
(iii) preliminary announcements of profits or losses;
(iv) proposed changes to capital structure, including redemption of securities;
(v) changes to general character of nature of business
Date: ________________
Entity requiring item: Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company) ___

Title: Notification of Issue of Securities under Authority of General Mandate (i.e., Placements)
Date: ________________
Entity requiring item: Hong Kong Stock Exchange (pursuant to listing agreement between Exchange and Company) ___

Title: Individual substantial shareholder notices
Date: ________________
Entity requiring item: Hong Kong Stock Exchange (pursuant to the securities (Disclosure of Interest) Ordinance) ___

Title: Corporate substantial shareholder notices
Date: ________________
Entity requiring item: Hong Kong Stock Exchange (pursuant to the securities (Disclosure of Interest) Ordinance) ___

Other:

Title: Press Announcements

Date: 24 April 2002 and 30 April 2002
Entity requiring item: X

MMG00813

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold all your shares in Shun Tak Holdings Limited, you should at once hand this circular to the purchaser or to the bank, stockbroker or other agent through whom the sale was effected for transmission to the purchaser.

SHUN TAK HOLDINGS LIMITED

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)

PROPOSALS FOR GENERAL MANDATES TO REPURCHASE SHARES AND TO ISSUE SHARES

29th April, 2002

The purpose of this circular is to provide you with information regarding the proposed general mandates to repurchase Shares and to issue new Shares.

GENERAL MANDATE TO REPURCHASE SHARES

The ordinary resolution set out in item 5 of the notice of the Annual General Meeting, if passed, will give the Directors a general and unconditional mandate to exercise the powers of the Company to repurchase Shares at any time until the next annual general meeting of the Company following the passing of the ordinary resolution, or such earlier period as stated in the ordinary resolution, up to a maximum of 10 per cent. of the aggregate nominal amount of the issued share capital of the Company as at the date the resolution is passed (the "Repurchase Mandate").

An explanatory statement as required under the Listing Rules to provide the requisite information regarding the Repurchase Mandate is set out in the appendix to this circular.

GENERAL MANDATE TO ISSUE SHARES

At the Annual General Meeting, the ordinary resolution set out in item 6 of the notice of the Annual General Meeting will be proposed which, if passed, will give the Directors a general mandate to issue new Shares representing up to (i) 20 per cent. of the aggregate nominal amount of the issued share capital of the Company as at the date the resolution is passed plus (ii) the nominal amount of the share capital of the Company repurchased by the Company subsequent to the passing of such resolution (the "Issue Mandate").

ANNUAL GENERAL MEETING

The notice of the Annual General Meeting, which contains, inter alia, ordinary resolutions to approve the Repurchase Mandate and the Issue Mandate, is set out in the 2001 annual report of the Company accompanying this circular.

There is enclosed a form of proxy for use at the Annual General Meeting. You are requested to complete the form of proxy and return it to the registered office of the Company in accordance with the instructions printed thereon not less than 48 hours before the time fixed for holding the meeting, whether or not you intend to be present at the meeting. The completion and return of the form of proxy will not prevent you from attending and voting in person at the Annual General Meeting should you wish to do so.

RECOMMENDATION

The Directors consider that the grant of the Repurchase Mandate and the Issue Mandate is in the interests of the Company and its shareholders as a whole and accordingly recommend shareholders to vote in favour of the ordinary resolutions to be proposed at the Annual General Meeting to approve the Repurchase Mandate and the Issue Mandate respectively.

RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, there are no other facts the omission of which would make any statement herein misleading.

Yours faithfully,
Stanley Ho
Group Executive Chairman

This appendix serves as an explanatory statement, as required by the Listing Rules, to provide requisite information to you for your consideration of the Repurchase Mandate and also constitutes the memorandum as required under Section 49BA(3) of the Hong Kong Companies Ordinance.

1. SHARE CAPITAL

As at 24th April, 2002, being the latest practicable date for ascertaining certain information in this circular (the "Latest Practicable Date"), the issued share capital of the Company comprised 1,553,947,128 Shares. Subject to the passing of the ordinary resolution and on the basis that no further Shares are issued or repurchased prior to the Annual General Meeting, the Company would be allowed under the Repurchase Mandate to repurchase a maximum of 155,394,712 Shares.

2. REASONS FOR REPURCHASES

The Directors believe that the flexibility afforded by the Repurchase Mandate would be beneficial to the Company and its shareholders. Trading conditions on the Stock Exchange have sometimes been volatile in recent years and if there are occasions in future when depressed market conditions arise, repurchases of Shares may support the share prices and lead to an enhancement of the net asset value of the Company and/or its earnings per Share. It would then be beneficial to those shareholders who retain their investment in the Company since their percentage interest in the assets of the Company would increase in proportion to the number of Shares repurchased by the Company.

3. FUNDING OF REPURCHASES

Repurchases would be funded entirely from the Company's available cashflow or working capital facilities which will be funds legally available for that purpose and in accordance with the Hong Kong Companies Ordinance and the Memorandum and Articles of Association of the Company.

The Hong Kong Companies Ordinance provides that the amount of capital repaid in connection with a share repurchase may only be paid from the distributable profits of the company or from the proceeds of a new issue of shares made for that purpose. The Hong Kong Companies Ordinance further provides that the amount of premium payable on repurchase may only be paid out of the distributable profits of the company. Where the repurchased shares were issued at a premium, any premium payable on repurchase may be paid out of the proceeds of a fresh issue of shares made for the purposes of the share repurchase up to certain limits specified by the Hong Kong Companies Ordinance.

There may be a material adverse impact on the working capital or gearing position of the Company (as compared with the position disclosed in the audited accounts contained in the annual report for the year ended 31st December, 2001) in the event that the Repurchase Mandate were to be exercised in full at any time during the proposed repurchase period. However, the Directors do not propose to exercise the Repurchase Mandate to such an extent as would, in the circumstances, have a material adverse effect on the working capital requirements or gearing position of the Company as may be determined by the Directors from time to time to be appropriate for the Company.

4. SHARE PRICES

The highest and lowest prices at which the Shares have traded on the Stock Exchange during each of the twelve months preceding the Latest Practicable Date were as follows:

	Highest	Lowest
	HK$	*HK$*
2001		
April	1.140	1.000
May	1.200	1.070
June	1.180	0.990
July	1.080	1.000
August	1.040	0.900
September	0.950	0.750
October	0.880	0.790
November	0.970	0.800
December	1.040	0.910
2002		
January	1.030	0.910
February	1.440	0.960
March	1.370	1.120

5. GENERAL

The Directors have undertaken to the Stock Exchange that, so far as the same may be applicable, they will exercise the powers of the Company to make repurchases pursuant to the Repurchase Mandate in accordance with the Listing Rules and the Hong Kong Companies Ordinance.

If as a result of a share repurchase, a shareholder's proportionate interest in the voting rights of the Company increases, such increase will be treated as an acquisition for the purposes of Rule 32 of the Hong Kong Code on Takeovers and Mergers (the "Takeover Code"). Accordingly, a shareholder or a group of shareholders acting in concert could obtain or consolidate control of the Company and become obliged to make a mandatory offer in accordance with Rule 26 of the Takeover Code.

The Directors are not aware of any consequences which may arise under the Takeover Code as a result of any purchases which may be made under the Repurchase Mandate. As at the Latest Practicable Date, Shun Tak Shipping Company, Limited and Dr. Stanley Ho (and his associates) were together beneficially interested in approximately 57.85 per cent. of the issued share capital of the Company. Based on these shareholdings, and in the event that the Directors were to exercise in full the power to repurchase Shares under the Repurchase Mandate, the combined shareholdings of Shun Tak Shipping Company, Limited and Dr. Stanley Ho (and his associates) would increase to approximately 64.28 per cent. of the issued share capital of the Company.

The Directors have no present intention to exercise the Repurchase Mandate to such an extent that such exercise would result in takeover obligations under the Takeover Code.

None of the Directors nor, to the best of their knowledge having made all reasonable enquiries, their associates, has any present intention to sell any Shares to the Company under the Repurchase Mandate if such Repurchase Mandate is approved by the shareholders.

No other connected persons (as defined in the Listing Rules) have notified the Company that they have a present intention to sell any Shares to the Company, or have undertaken not to do so, in the event that the Repurchase Mandate is approved by the shareholders.

6. SHARE PURCHASE MADE BY THE COMPANY

The Company had not purchased any of its Shares (whether on the Stock Exchange or otherwise) in the six months preceding the date of this circular.

董事會目前無意於收購守則所引致全面收購責任之情況下行使購回授權。

各董事或(就彼等作出一切合理查詢後所知)彼等之聯繫人等目前概無意根據購回授權將任何股份售予本公司(倘該購回授權獲股東批准)。

並無其他關連人士(按上市規則之定義)知會本公司，倘購回授權獲股東批准，彼等現擬出售任何股份予本公司，或彼等已承諾不會出售股份予本公司。

6. 本公司進行之購回股份事項

本公司於本通函刊發日期前六個月內概無購回其任何股份(不論是否在聯交所進行)。

責任聲明

本通函乃遵照上市規則提供有關本公司之資料。董事共同及個別就本通函所載資料之準確性承擔全部責任，並在作出一切合理查詢後確認，據彼等所知及所信，本通函並無遺漏其他事實，以致其內容有誤導。

此致

列位股東　台照

集團行政主席
何鴻燊
謹啟

二零零二年四月二十九日

本通函提供有關建議購回股份及發行新股份之一般性授權之資料。

購回股份之一般性授權

股東週年常會通告內第五項所載之普通決議案如獲得通過，將授予董事會一般性及無條件之授權，以便由該決議案通過後直至本公司舉行下屆股東週年常會前或在普通決議案所列明之較早期間內隨時行使權力以購回最多不超過本公司在通過該決議案當日之已發行股本面值總額百分之十之股份(「購回授權」)。

本通函附錄載有上市規則規定須予提供有關購回授權之必要資料之説明函件。

發行股份之一般性授權

本公司亦將於股東週年常會上提呈股東週年常會通告內第二項所載之普通決議案，如獲通過，將授予董事會一般性授權，以發行最多不超過(i)該決議案通過當日本公司已發行股本面值總額百分之二十，另如(ii)在該決議案獲通過後本公司所購回之本公司股本面值後所得之數之新股份(「發行授權」)。

股東週年常會

股東週年常會通告載有(其中包括)以批准、購回授權及發行授權之普通決議案，該通告載於隨本通函附奉之本公司二零零一年年報內。

本通函隨附有股東週年常會之代表委任表格乙份。　閣下無論擬否出席該大會，均請盡早將代表委任表格按其上印備之指示填妥交回本公司之註冊辦事處，惟無論如何最遲須於常會指定舉行時間四十八小時前送達。　閣下填妥交回代表委任表格後，屆時仍可親自出席股東週年常會並於會上投票。

推薦意見

董事會認為授出購回授權及發行授權乃符合本公司及其股東之整體利益，因此建議股東投票贊成將於股東週年常會上分別提呈以批准購回授權及發行授權之普通決議案。

SHUN TAK

信德集團有限公司

（依據公司條例在香港註冊成立之有限公司）

董事會：
何鴻燊博士（集團行政主席）
羅保爵士**
關超然先生**
鄭裕彤博士*
莫何婉穎女士*
何超瓊女士（董事總經理）
何超鳳女士（副董事總經理）
蘇樹輝先生
禤永明先生
謝天賜先生
陳偉能先生
何超蕸女士

註冊辦事處：
香港
中環干諾道中200號
信德中心西座39字頂樓

*　非執行董事
**　獨立非執行董事

敬啟者：

購回股份及發行股份
之一般性授權之建議

緒言

根據香港聯合交易所有限公司（「聯交所」）之證券上市規則（「上市規則」）及香港公司條例，倘獲其公司組織章程細則批准，在香港註冊成立之上市公司可在若干情況下購回其股份。

於二零零一年六月十三日，董事會獲本公司授予一般性權力以行使本公司權力購回本公司每股面值0.25港元之股份（「股份」）及發行新股份。根據香港公司條例及上市規則。該等授權將於即將召開之本公司股東週年常會完結時屆滿。因此於二零零二年五月三十一日召開之本公司股東週年常會（「股東週年常會」）上，將提呈普通決議案以授予該等一般性授權。

閣下如對本通函或應採取之行動有任何疑問，應諮詢　閣下之股票經紀或其他註冊證券商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已將名下之信德集團有限公司股份**全部售出**，應立即將本通函送交買主，或經手買賣之銀行、股票經紀或其他代理商，以便轉交買主。

SHUN TAK

信德集團有限公司

（依據公司條例在香港註冊成立之有限公司）

購回股份及發行股份之一般性授權之建議

二零零二年四月二十九日

THIS PROSPECTUS IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt about the Prospectus (as defined herein) or as to the action to be taken, you should consult your stockbroker, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your Shares (as defined herein), you should at once hand the Prospectus and the accompanying forms to the purchaser or transferee or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

A copy of the Prospectus, having attached thereto the documents specified in the paragraph headed "Documents registered with the Registrar of Companies" in Appendix II, has been registered with the Registrar of Companies in Hong Kong pursuant to Section 38D of the Companies Ordinance (as defined herein). The Registrar of Companies in Hong Kong and the Securities and Futures Commission of Hong Kong take no responsibility for the contents of any of these documents.

Subject to the granting of the listing of, and permission to deal in, the Rights Shares (as defined herein) in both their nil-paid and fully-paid forms on The Stock Exchange of Hong Kong Limited (the "Stock Exchange"), as well as compliance with the stock admission requirements of Hong Kong Securities Clearing Company Limited ("Hongkong Clearing"), the Rights Shares in their nil-paid and fully-paid forms will be accepted as eligible securities by Hongkong Clearing for deposit, clearance and settlement in CCASS (as defined herein) with effect from the respective commencement dates of dealing in the Rights Shares in their nil-paid and fully-paid forms, or such other dates as determined by Hongkong Clearing. Settlement of transactions between participants of the Stock Exchange on any trading day is required to take place in CCASS on the second trading day thereafter. All activities under CCASS are subject to the General Rules of CCASS and CCASS Operational Procedures in effect from time to time. You should consult your stockbroker, bank manager, solicitor, professional accountant or other professional adviser for details of those settlement arrangements and how such arrangements may affect your rights and interests.

The Stock Exchange and Hongkong Clearing take no responsibility for the contents of the Prospectus, the provisional allotment letter and the application form for excess Rights Shares, make no representation as to their respective accuracy or completeness, and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of these documents.

SHUN TAK

SHUN TAK HOLDINGS LIMITED

信德集團有限公司

(incorporated in Hong Kong with limited liability)

RIGHTS ISSUE
OF NOT LESS THAN 388,486,782 RIGHTS SHARES OF HK$0.25 EACH ON THE BASIS OF ONE RIGHTS SHARE FOR EVERY FOUR SHARES HELD ON THE RECORD DATE AT HK$1.00 PER RIGHTS SHARE PAYABLE IN FULL ON ACCEPTANCE

Financial adviser to Shun Tak Holdings Limited

PLATINUM
Securities

Lead Underwriter

Platinum Securities Company Limited

Underwriters

Kim Eng Securities (H.K.) Limited | **Worldsec International Limited**

The latest time for acceptance of and payment for the Rights Shares is 4:00 p.m. on Wednesday, 15 May 2002 (the "Latest Acceptance Date"). The procedure for acceptance and payment is set out on pages 15 to 17 of the Prospectus.

It should be noted that the Underwriting Agreement (as defined herein) in respect of the Rights Issue (as defined herein) contains provisions entitling Platinum Securities (as defined herein), for and on behalf of the Underwriters, by notice in writing, to terminate their obligations under the Underwriting Agreement at any time prior to 6:00 p.m. on 16 May 2002, being the first Business Day after the Latest Acceptance Date, if: (A) any of the representations and warranties set out in the Underwriting Agreement was untrue or incorrect in any material respect when made, or when deemed made or repeated at the time of despatch of the Prospectus, or (B) the Company is otherwise materially in breach of any of its obligations under the Underwriting Agreement, or (C) there shall have occurred any change in national, international, financial, monetary, economic or political conditions (including fluctuations in exchange rates) or there shall have occurred a change of abnormal nature in equity securities or currency market conditions or the outbreak of conflict or hostilities, which in the reasonable opinion of Platinum Securities is or is likely to be materially prejudicial to the Rights Issue. Details of the terms for the termination of the Underwriting Agreement are set out in the section headed "Termination of the Underwriting Agreement" on page 5 of the Prospectus. If Platinum Securities, for and on behalf of the Underwriters, exercises such right, the obligations of the Underwriters under the Underwriting Agreement shall cease and the Rights Issue will not proceed.

It should be noted that dealings in the existing Shares on an ex-rights basis commenced on Tuesday, 23 April 2002 and the Rights Shares will be dealt in their nil-paid form from Thursday, 2 May 2002 to Friday, 10 May 2002 (both days inclusive). Such dealings will take place whilst the conditions to which the Rights Issue are subject remain unfulfilled. If Platinum Securities, for and on behalf of the Underwriters, terminates the Underwriting Agreement or any of the other conditions of the Rights Issue cannot be fulfilled or waived, the Rights Issue will not proceed. Any person dealing in the Shares from now up to the date on which all conditions of the Rights Issue are fulfilled, and any person dealing in Rights Shares in their nil-paid form from 2 May 2002 to 10 May 2002 (both days inclusive) will accordingly bear the risk that the Rights Issue may not become unconditional. If the Rights Issue does not proceed, the subscription monies received will be returned to the applicants by cheques without interest. Any Shareholder (as defined herein) or other person contemplating selling or purchasing Shares and/or Rights Shares in their nil-paid form during such periods and who has any doubt about his/her position is recommended to consult his/her professional adviser.

29 April 2002

CONTENTS

RESPONSIBILITY STATEMENT

The Prospectus includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in the Prospectus and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, there are no other facts the omission of which would make any statement herein misleading.

In the Prospectus, unless the context otherwise requires, the following expressions have the following meanings:

"Announcement"	the Company's announcement dated 21 March 2002 in relation to the Rights Issue
"Associate(s)"	has the meaning given in the Listing Rules
"Business Day"	a day, other than a Saturday, on which banks are generally open for business in Hong Kong
"Companies Ordinance"	Companies Ordinance (Chapter 32 of the Laws of Hong Kong) as amended from time to time
"CCASS"	the Central Clearing and Settlement System established and operated by Hongkong Clearing
"Company"	Shun Tak Holdings Limited, a company incorporated in Hong Kong with limited liability, whose Shares are listed on the Stock Exchange
"Convertible Guaranteed Bond(s)"	US$70 million convertible guaranteed bonds issued by a wholly owned subsidiary of the Company and listed on the Luxembourg Stock Exchange. Each holder of the bonds has the option to convert the bonds into new Shares at a conversion price of HK$2.425 per Share, subject to adjustment, at a fixed exchange rate of US$1.00 = HK$7.76
"Director(s)"	the director(s) of the Company
"EGM"	the extraordinary general meeting of the Company held at Washington Room, 47th Floor, The American Club, Two Exchange Square, Central, Hong Kong at 3:00 p.m. on Monday, 29 April 2002 to consider and approve the increase in authorised share capital of the Company and the Rights Issue
"Excluded Overseas Shareholder(s)"	the Shareholder(s) whose name(s) appear(s) on the register of members of the Company at the close of business on the Record Date and whose registered address(es) on the register of members of the Company on that date is/are in (a) place(s) outside Hong Kong
"Group"	the Company and its subsidiaries
"Hong Kong"	the Hong Kong Special Administrative Region of the People's Republic of China
"Hongkong Clearing"	Hong Kong Securities Clearing Company Limited

"Kim Eng"	Kim Eng Securities (H.K.) Limited, a securities dealer registered under the Securities Ordinance (Chapter 333 of the Laws of Hong Kong), which is an independent third party not connected with the directors, chief executive and substantial shareholders of the Company or any of its subsidiaries or their respective Associates
"Latest Acceptance Date"	4:00 p.m. on 15 May 2002, being the latest date upon which provisional allotments of Rights Shares in nil-paid form may be validly accepted
"Latest Practicable Date"	24 April 2002, being the latest practicable date prior to the printing of this Prospectus to ascertain certain information herein contained
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"Macau"	the Macau Special Administrative Region of the People's Republic of China
"Major Shareholders"	Shun Tak Shipping and its subsidiaries, Dr. Stanley Ho and companies in which he has beneficial interests, together holding 874,833,347 Shares as at the Latest Practicable Date representing approximately 56.30% of the issued share capital of the Company
"Platinum Securities"	Platinum Securities Company Limited, a securities dealer registered under the Securities Ordinance (Chapter 333 of the Laws of Hong Kong), which is an independent third party not connected with the directors, chief executive and substantial shareholders of the Company or any of its subsidiaries or their respective Associates
"Prospectus"	the prospectus dated 29 April 2002 issued by the Company in relation to the Rights Issue
"Qualifying Shareholder(s)"	the Shareholder(s), other than the Excluded Overseas Shareholder(s), whose name(s) appear(s) on the register of members of the Company at the close of business on the Record Date
"Record Date"	29 April 2002, being the date by reference to which entitlements to the Rights Issue will be determined
"Rights Issue"	the proposed issue of the Rights Shares on the basis of one Rights Share for every four existing Shares held on the Record Date at the Subscription Price

"Rights Issue Documents"	the Prospectus, the provisional allotment letter and the application form for excess Rights Shares
"Rights Share(s)"	new Share(s) to be issued under the Rights Issue
"Shareholder(s)"	holder(s) of the Share(s)
"Share(s)"	ordinary share(s) of HK$0.25 each in the share capital of the Company
"Share Options"	share options granted by the Company to certain directors and employees of the Group pursuant to the Share Option Scheme
"Share Option Scheme"	the share option scheme adopted by the Company on 18 May 1993 conferring upon the holders thereof rights to subscribe in cash for new Shares at exercise prices determined in accordance with the rules thereof
"Shun Tak Shipping"	Shun Tak Shipping Co., Ltd, a company incorporated in Hong Kong with limited liability and in which Dr. Stanley Ho, Dr. Cheng Yu Tung and Mrs. Mok Ho Yuen Wing, Louise, who are Directors, have beneficial interests
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Subscription Price"	HK$1.00 per Rights Share
"Underwriters"	Platinum Securities, Kim Eng and Worldsec
"Underwriting Agreement"	the agreement dated 21 March 2002 entered into between the Company and the Underwriters relating to the underwriting and other arrangements in respect of the Rights Issue
"Worldsec"	Worldsec International Limited, a securities dealer registered under the Securities Ordinance (Chapter 333 of the Laws of Hong Kong), which is an independent third party not connected with the directors, chief executive and substantial shareholders of the Company or any of its subsidiaries or their respective Associates
"HK$"	Hong Kong dollars
"%"	per cent.

The following information is derived from, and should be read in conjunction with, the full text of the Prospectus:

Basis of Rights Issue:	One Rights Share for every four existing Shares held on the Record Date
Number of existing Shares in issue:	1,553,947,128 Shares as at the Latest Practicable Date
Number of Rights Shares to be issued:	Not less than 388,486,782 Rights Shares and not more than 451,936,782 Rights Shares
Outstanding Share Options:	Share Options entitling the holders thereof to subscribe for an aggregate of 59,800,000 new Shares (subject to adjustment), inclusive of 30,000,000 Share Options being held by Dr. Stanley Ho who has indicated that he will not exercise his Share Options on or before the Record Date
Outstanding Convertible Guaranteed Bonds:	Convertible Guaranteed Bonds entitling the holders thereof to convert the bonds into 224,000,000 Shares at any time before 20 July 2004 at a conversion price of HK$2.425 per Share (subject to any further adjustments at a fixed exchange rate of US$1.00 = HK$7.76)
Maximum number of the Rights Shares:	Assuming conversion in full of the outstanding Convertible Guaranteed Bonds and exercise in full of the Share Options, other than those being held by Dr. Stanley Ho, on or before the Record Date, a total of 1,807,747,128 Shares will be in issue and 451,936,782 Rights Shares will be issued, representing approximately 29.08% of the existing issued share capital of the Company and approximately 25.00% of the enlarged issued share capital of the Company after full conversion and exercise of the outstanding Convertible Guaranteed Bonds and the Share Options (other than those being held by Dr. Stanley Ho) respectively
Subscription Price:	HK$1.00 per Rights Share
Basis of entitlement:	Rights Shares will be allotted in the proportion of one Rights Share for every four existing Shares held by the Qualifying Shareholders on the Record Date. No provisional allotment of Rights Shares will be made to the Excluded Overseas Shareholders
Right of excess application:	Qualifying Shareholders will have the right to apply for Rights Shares in excess of their provisional allotments
Amount to be raised by the Rights Issue:	Not less than approximately HK$388.49 million before expenses, and not less than approximately HK$382 million after deducting the estimated expenses of approximately HK$6.49 million

It should be noted that the Underwriting Agreement contains provisions entitling Platinum Securities, for and on behalf of the Underwriters, by notice in writing, to terminate their obligations under the Underwriting Agreement at any time prior to 6:00 p.m. on 16 May 2002, being the first Business Day after the Latest Acceptance Date, on the occurrence of certain events or if any of the conditions to the obligations of the Underwriters under the Underwriting Agreement are not fulfilled or become incapable of being fulfilled.

The events referred to above are that Platinum Securities, for and on behalf of the Underwriters, may terminate their commitments under the Underwriting Agreement if prior to 6:00 p.m. on the first Business Day after the Latest Acceptance Date:

(A) any of the representations and warranties set out in the Underwriting Agreement was untrue or incorrect in any material respect when made, or when deemed made or repeated at the time of the despatch of the Prospectus; or

(B) the Company is otherwise materially in breach of any of its obligations under the Underwriting Agreement; or

(C) there shall have occurred any change in national, international, financial, monetary, economic or political conditions (including fluctuations in exchange rates) or there shall have occurred a change of abnormal nature in equity securities or currency market conditions or the outbreak of conflict or hostilities,

which in the reasonable opinion of Platinum Securities is or is likely to be materially prejudicial to the Rights Issue.

If Platinum Securities, for and on behalf of the Underwriters, exercises such right, the obligations of the Underwriters under the Underwriting Agreement shall cease and the Rights Issue will not proceed.

EXPECTED TIMETABLE*

Record Date	Monday, 29 April 2002
Despatch of Rights Issue Documents	Monday, 29 April 2002
First day of dealing in nil-paid Rights Shares	Thursday, 2 May 2002
Latest time for splitting nil-paid Rights Shares	4:00 p.m. on Tuesday, 7 May 2002
Last day of dealing in nil-paid Rights Shares	Friday, 10 May 2002
Latest time for acceptance of, and payment for, Rights Shares and application for excess Rights Shares	4:00 p.m. on Wednesday, 15 May 2002
Latest time for the Rights Issue to become unconditional	6:00 p.m. on Thursday, 16 May 2002
Announcement of the results of acceptance of the Rights Issue	Friday, 17 May 2002
Despatch of refund cheques in respect of wholly or partially unsuccessful applications for excess Rights Shares	on or before Tuesday, 21 May 2002
Despatch of certificates of fully-paid Rights Shares	on or before Tuesday, 21 May 2002
Commencement of dealings in fully-paid Rights Shares on the Stock Exchange	9:30 a.m. on Thursday, 23 May 2002

* *Please note that all references to time in the Prospectus are to Hong Kong time*

SHUN TAK

SHUN TAK HOLDINGS LIMITED

信德集團有限公司

(incorporated in Hong Kong with limited liability)

Directors:
Dr. Stanley Ho *(Group Executive Chairman)*
Dr. Cheng Yu Tung
Mrs. Mok Ho Yuen Wing, Louise
Ms. Pansy Ho *(Managing Director)*
Ms. Daisy Ho *(Deputy Managing Director)*
Dr. Ambrose So
Mr. Patrick Huen
Mr. Andrew Tse
Mr. Anthony Chan
Ms. Maisy Ho

Independent non-executive Directors:
Sir Roger Lobo
Mr. Robert Kwan

Registered office:
Penthouse, 39th Floor, West Tower,
Shun Tak Centre,
200 Connaught Road Central,
Hong Kong

29 April 2002

To the Qualifying Shareholders and, for information only,
the Excluded Overseas Shareholders and the holders
of the Share Options and Convertible Guaranteed Bonds

Dear Sir or Madam,

RIGHTS ISSUE
OF NOT LESS THAN 388,486,782 RIGHTS SHARES
OF HK$0.25 EACH ON THE BASIS OF ONE RIGHTS SHARE
FOR EVERY FOUR SHARES HELD ON THE RECORD DATE
AT HK$1.00 PER RIGHTS SHARE
PAYABLE IN FULL ON ACCEPTANCE

INTRODUCTION

The Directors announced on 21 March 2002 that the Company proposes to raise not less than approximately HK$388.49 million before expenses by way of a rights issue of not less than 388,486,782 Rights Shares and not more than 451,936,782 rights shares at HK$1.00 per Rights Share.

On 11 April 2002, a circular containing, among other things, the notice of the EGM and certain information in respect of the Rights Issue was depatched to the Qualifying Shareholders and, for information only, the Excluded Overseas Shareholders and the holders of the Share Options and Convertible Guaranteed Bonds. During the EGM, resolutions were passed with regard to the increase in the Company's authorised share capital from HK$500,000,000 to HK$1,000,000,000 by the creation of an additional 2,000,000,000 Shares, and with regard to the Rights Issue.

The purpose of the Prospectus is to give you further information on the Rights Issue, including information on dealings in, and transfers and acceptances of, the Rights Shares, and certain financial and other information in respect of the Group.

TERMS OF THE RIGHTS ISSUE

Issue statistics

Basis of Rights Issue:	One Rights Share for every four existing Shares held on the Record Date
Number of existing Shares in issue:	1,553,947,128 Shares as at the Latest Practicable Date
Number of Rights Shares to be issued:	Not less than 388,486,782 Rights Shares and not more than 451,936,782 Rights Shares
Outstanding Share Options:	Share Options entitling the holders thereof to subscribe for an aggregate of 59,800,000 new Shares (subject to adjustment), inclusive of 30,000,000 Share Options being held by Dr. Stanley Ho who has indicated that he will not exercise his Share Options on or before the Record Date
Outstanding Convertible Guaranteed Bonds:	Convertible Guaranteed Bonds entitling the holders thereof to convert the bonds into 224,000,000 Shares at any time before 20 July 2004 at a conversion price of HK$2.425 per Share (subject to any further adjustments at a fixed exchange rate of US$1.00 = HK$7.76)
Maximum number of the Rights Shares:	Assuming conversion in full of the outstanding Convertible Guaranteed Bonds and exercise in full of the Share Options, other than those being held by Dr. Stanley Ho, on or before the Record Date, a total of 1,807,747,128 Shares will be in issue and 451,936,782 Rights Shares will be issued, representing approximately 29.08% of the existing issued share capital of the Company and approximately 25.00% of the enlarged issued share capital of the Company after full conversion and exercise of the outstanding Convertible Guaranteed Bonds and the Share Options (other than those being held by Dr. Stanley Ho) respectively

Qualifying Shareholders

The Company will send the provisional allotment letters and the forms of application for excess Rights Shares to the Qualifying Shareholders only. To qualify for the Rights Issue, a Shareholder must be registered as a member of the Company at the close of business on the Record Date and not be an Excluded Overseas Shareholder.

Rights of Excluded Overseas Shareholders

Documents to be issued in connection with the Rights Issue will not be registered under the applicable securities or equivalent legislation of any jurisdiction other than Hong Kong. No provisional allotment of the Rights Shares will be made to the Excluded Overseas Shareholders. The Company will send the Prospectus to the Excluded Overseas Shareholders for their information only. The Company will not send provisional allotment letters or forms of application for excess Rights Shares to the Excluded Overseas Shareholders.

Arrangements will be made for the Rights Shares which would otherwise have been provisionally allotted to the Excluded Overseas Shareholders to be sold in the market in their nil-paid form as soon as practicable after dealings in the nil-paid Rights Shares commence on the Stock Exchange, if a premium (net of expenses) can be obtained. Any proceeds of sale (after deducting expenses) of HK$100 or more will be paid to the Excluded Overseas Shareholders in Hong Kong dollars as soon as practicable. Individual amounts of less than HK$100 each will not be so paid but will be retained by the Company for its own benefit.

Fractions of Rights Shares

The Company will not provisionally allot and issue and will not accept applications for any fraction of the Rights Shares. The Company will sell any Rights Share created by adding up fractions of the Rights Shares, if any, and will keep the proceeds for its own benefit.

Subscription Price

HK$1.00 per Rights Share, payable in full when a Qualifying Shareholder accepts the relevant provisional allotment of Rights Shares, or applies for excess Rights Shares, or when a holder of nil-paid Rights Shares applies for the relevant Rights Shares.

The Subscription Price represents:

— a discount of approximately 17.36% to the closing price of HK$1.21 per Share as quoted on the Stock Exchange on 20 March, 2002, being the last trading day immediately before the suspension of trading of the Shares on 21 March 2002 pending the release of the Announcement;

— a discount of approximately 14.38% to the theoretical ex-rights price of HK$1.168 per Share based on the above closing price of HK$1.21 per Share;

- a discount of approximately 20.38% to the average closing price of approximately HK$1.256 per Share for the ten trading days up to and including 20 March 2002; and

- a discount of approximately 32.89% to the closing price of HK$1.49 as at the Latest Practicable Date.

The Subscription Price was agreed after arms' length negotiations between the Company and the Underwriters. The Directors are of the view that the Subscription Price is fair and reasonable and is in the interests of the Company and the Shareholders as a whole.

Status of the Rights Shares

When allotted, issued and fully paid, the Rights Shares will rank pari passu in all respects with the then existing Shares in issue and the holders of such Rights Shares will receive all future dividends and distributions which are declared, made or paid after the date of allotment of the Rights Shares in their fully paid form.

Applications for excess Rights Shares

The Qualifying Shareholders shall be entitled to apply for any unsold entitlements of the Excluded Overseas Shareholders, any unsold Rights Shares created by adding together fractional Rights Shares, and any Rights Shares provisionally allotted but not accepted by the Qualifying Shareholders or otherwise subscribed for by transferees of nil-paid Rights Shares. Application may be made by completing the form of application for excess Rights Shares and lodging the same with a separate remittance for the excess Rights Shares being applied for. The Directors will allocate the excess Rights Shares at their sole discretion on a fair and reasonable basis but preference may be given to applications for less than one board lot of Shares where it appears to the Directors that such applications have been made to round up an existing holding of an odd lot of Shares.

Certificates for Rights Shares

Subject to the fulfilment of the conditions of the Rights Issue, certificates for all fully-paid Rights Shares are expected to be posted on or before Tuesday, 21 May 2002 to those who have accepted (and where applicable applied for) and paid for the Rights Shares at their own risk.

Conditions of the Rights Issue

The Rights Issue is conditional upon, among other things, each of the following:

(i) the Listing Committee of the Stock Exchange granting the listing of, and permission to deal in, the Rights Shares in both their nil-paid and fully-paid forms on the Stock Exchange before 9:30 a.m. on Thursday, 2 May 2002, being the expected date of commencement of dealings in the Rights Shares in nil-paid form, and such listing and permission to deal not being revoked prior to 6:00 p.m. on Thursday, 16 May 2002;

(ii) compliance with the undertakings relating to the Rights Shares given by the Major Shareholders referred to below, up to and including the Latest Acceptance Date; and

(iii) the obligations of the Underwriters under the Underwriting Agreement becoming unconditional and the Underwriting Agreement not being terminated in accordance with its terms or otherwise.

As the proposed Rights Issue is subject to the above conditions, it may or may not proceed.

In the event that the conditions of the Rights Issue are not fulfilled on or before the date set for its fulfilment (or such later date as, in its discretion, Platinum Securities may, for and on behalf of the Underwriters, agree, being not later than 6:00 p.m. on Thursday, 16 May 2002) or waived (in whole or in part) in writing by Platinum Securities, for and on behalf of the Underwriters, with the agreement of the Company, none of the Underwriters or the Company shall have any rights, or be subject to any obligations arising, from the Underwriting Agreement.

Underwriting Arrangement

Undertakings from the Major Shareholders

The Major Shareholders, who were as at the Latest Practicable Date beneficially interested in an aggregate of 874,833,347 Shares representing approximately 56.30% of the issued share capital of the Company, have given irrevocable undertakings that all Shares beneficially owned by them will continue to be held up to the Record Date and that they will accept or procure acceptance of their entitlements to the Rights Shares which will be provisionally allotted to them as the holders of such Shares under the Rights Issue either by subscribing for such Rights Shares, or by procuring that subscriptions are received for such Rights Shares. At present, the Major Shareholders have not decided whether or not they will apply for excess Rights Shares.

The balance of the Rights Shares, amounting to not less than 169,778,445 Rights Shares, has been fully underwritten by the Underwriters in accordance with the Underwriting Agreement. If the outstanding Share Options eligible for exercise to subscribe for 59,800,000 Shares (other than the said 30,000,000 Share Options granted to Dr. Stanley Ho) and the outstanding Convertible Guaranteed Bonds eligible for conversion into 224,000,000 Shares are fully exercised (as at the Latest Practicable Date, the Major Shareholders do not hold any Convertible Guaranteed Bonds and Dr. Stanley Ho holds 30,000,000 Share Options, but has indicated that he will not exercise his Share Options on or before the Record Date) and the corresponding Shares are issued on or before the Record Date, the number of Rights Shares to be underwritten by the Underwriters under the Underwriting Agreement shall be 233,228,445 Rights Shares.

Underwriting Agreement

Date:	21 March 2002
Underwriters:	Platinum Securities, Kim Eng and Worldsec
Number of Rights Shares underwritten:	Not less than 169,778,445 Rights Shares, being all Rights Shares except those Rights Shares which are the subject of the undertakings given by the Major Shareholders
Commission:	2% of the total Subscription Price of the Rights Shares underwritten by the Underwriters

Termination of the Underwriting Agreement

It should be noted that the Underwriting Agreement contains provisions entitling Platinum Securities, for and on behalf of the Underwriters, by notice in writing, to terminate their obligations under the Underwriting Agreement at any time prior to 6:00 p.m. on 16 May 2002, being the first Business Day after the Latest Acceptance Date, on the occurrence of certain events or if any of the conditions to the obligations of the Underwriters under the Underwriting Agreement are not fulfilled or become incapable of being fulfilled.

The events referred to above are that Platinum Securities, for and on behalf of the Underwriters, may terminate their commitments under the Underwriting Agreement if prior to 6:00 p.m. on the first Business Day after the Latest Acceptance Date:

(A) any of the representations and warranties set out in the Underwriting Agreement was untrue or incorrect in any material respect when made, or when deemed made or repeated at the time of the despatch of the Prospectus; or

(B) the Company is otherwise materially in breach of any of its obligations under the Underwriting Agreement; or

(C) there shall have occurred any change in national, international, financial, monetary, economic or political conditions (including fluctuations in exchange rates) or there shall have occurred a change of abnormal nature in equity securities or currency market conditions or the outbreak of conflict or hostilities,

which in the reasonable opinion of Platinum Securities is or is likely to be materially prejudicial to the Rights Issue.

If Platinum Securities, for and on behalf of the Underwriters, exercises such right, the obligations of the Underwriters under the Underwriting Agreement shall cease and the Rights Issue will not proceed.

LISTINGS AND DEALINGS

Application has been made to the Listing Committee of the Stock Exchange for the listing of, and permission to deal in, the Rights Shares in their nil-paid and fully-paid forms. It is expected that dealings in the Rights Shares in their nil-paid form will commence on Thursday, 2 May 2002 and will end on Friday, 10 May 2002 (both dates inclusive), whereas dealings in the Rights Shares in their fully-paid forms will commence on 23 May 2002.

Subject to the granting of the listing of, and permission to deal in, the Rights Shares in both their nil-paid and fully-paid forms on the Stock Exchange, as well as compliance with the stock admission requirements of Hongkong Clearing, the Rights Shares in their nil-paid and fully-paid forms will be accepted as eligible securities by Hongkong Clearing for deposit, clearance and settlement in CCASS with effect from the commencement dates of dealings in the Rights Shares in their nil-paid and fully-paid forms or such other dates as determined by Hongkong Clearing. Settlement of transactions between participants of the Stock Exchange is required to take place on the second trading day thereafter. All activities under CCASS are subject to the General Rules of CCASS and CCASS Operational Procedures in effect from time to time.

All necessary arrangements will be made to enable the Rights Shares in both their nil-paid and fully-paid forms to be admitted into CCASS.

The Rights Shares in both nil-paid and fully-paid forms will be traded in board lots of 2,000 Shares each. Dealings in the Rights Shares in their nil-paid and fully-paid forms will be subject to payment of stamp duty in Hong Kong.

WARNING OF THE RISKS OF DEALING IN SHARES AND NIL-PAID RIGHTS SHARES

Existing Shares have been dealt with on an ex-rights basis from Tuesday, 23 April 2002. Dealings in the Rights Shares in their nil-paid form will take place from Thursday, 2 May 2002 to Friday, 10 May 2002, both days inclusive. If prior to 6:00 p.m. on Thursday, 16 May 2002, Platinum Securities, for and on behalf of the Underwriters, terminates the Underwriting Agreement, or the conditions of the Rights Issue are not fulfilled or waived, the Rights Issue will not proceed.

Any person contemplating buying or selling Shares from now up to the date on which all such conditions are fulfilled (which is expected to be Thursday, 16 May 2002), and contemplating buying or selling nil-paid Rights Shares between Thursday, 2 May 2002 to Friday, 10 May 2002, both days inclusive, bears the risk that the Rights Issue may not become unconditional and may not proceed.

Investors may want to obtain professional advice regarding dealings in Shares or nil-paid Rights Shares during these periods.

CLOSURE OF REGISTER OF MEMBERS

The register of members of the Company was closed from Thursday, 25 April 2002 to Monday, 29 April 2002, both days inclusive. No transfer of Shares was registered during this period.

ADJUSTMENT TO THE EXERCISE PRICE OF AND THE NUMBER OF SHARES SUBJECT TO THE OUTSTANDING SHARE OPTIONS UNDER THE SHARE OPTION SCHEME

Subject to any alteration in the capital structure of the Company arising from the Rights Issue and on the basis of the adjustment mechanism provided in the Share Option Scheme, the exercise price of, and the number of Shares subject to, the outstanding Share Options will be adjusted in such manner as the Company's auditors certify in writing to be in their opinion fair and reasonable. A copy of the certificate from the auditors of the Company in respect of the adjustment shall be available for inspection at the registered office of the Company during normal office hours, so long as any subscription right attaching to the Share Options remains exercisable.

ADJUSTMENT TO THE CONVERSION PRICE OF THE CONVERTIBLE GUARANTEED BONDS

On the basis of the adjustment mechanism provided for the Convertible Guaranteed Bonds, the conversion price of the Convertible Guaranteed Bonds will be adjusted from HK$2.425 per Share to HK$2.33 per Share as a result of the grant of the relevant rights under the Rights Issue. A copy of the certificate from the auditors of the Company in respect of the adjustment shall be available for inspection at the registered office of the Company during normal office hours, so long as any conversion right attaching to the Convertible Guaranteed Bonds remains exercisable.

All dealing and settlement arrangements in respect of the Convertible Guaranteed Bonds on the Luxembourg Stock Exchange are subject to the usual rules and operating procedures of Euroclear and Cedelbank.

REASONS FOR THE RIGHTS ISSUE AND THE USE OF PROCEEDS

The Directors consider that the Rights Issue will strengthen the Company's capital base and enhance the Group's financial position. The Rights Issue will, upon completion, raise immediate funds of not less than approximately HK$382 million net of expenses of the Rights Issue for the Company. The Company intends to use all the net proceeds from the Rights Issue for repayment of the Group's debts.

The Rights Issue will reduce the Group's gearing (and associated finance costs) and strengthen the Group's financial position to enhance flexibility to pursue new business opportunities, whilst allowing the Qualifying Shareholders to maintain their respective pro rata shareholdings in the Company. The Directors consider that it is in the interests of the Company and the Shareholders as a whole to raise equity capital through the Rights Issue.

FINANCIAL INFORMATION RELATING TO THE GROUP

Results

A summary of the Group's audited consolidated results for the three years ended 31 December 2001 is set out in Appendix I to the Prospectus.

Net tangible assets

As per the statement of pro forma adjusted unaudited consolidated net tangible assets set out in Appendix I to the Prospectus, the pro forma adjusted unaudited consolidated net tangible assets of the Group before the Rights Issue amounted to approximately HK$5,814 million, representing a pro forma adjusted unaudited consolidated net tangible asset value of approximately HK$3.74 per Share based on 1,553,947,128 Shares in issue as at the Latest Practicable Date. After taking into account the net proceeds of the Rights Issue, the pro forma adjusted unaudited consolidated net tangible assets of the Group immediately following the Rights Issue would amount to approximately HK$6,196 million, representing a pro forma adjusted unaudited consolidated net tangible asset value of approximately HK$3.19 per Share based on the assumption of an aggregate of 1,942,433,910 Shares in issue upon completion of the Rights Issue as enlarged by the issue of not less than 388,486,782 Rights Shares. Accordingly, the subscription price of HK$1.00 per Rights Share represents a discount of approximately 68.65% to the pro forma adjusted unaudited consolidated net tangible asset value per Share immediately after the Rights Issue.

Other financial information

Other financial information relating to the Group is set out in Appendix I to the Prospectus.

PROSPECTS AND RECENT DEVELOPMENTS OF THE GROUP

The Group remains confident on the long-term prospects of Macau and believes that the Macau economy and the tourism industry will continue to grow. The Group continues to seek premium opportunities to strengthen its interests in Macau and complement its existing core businesses of shipping, hospitality and property development. In accordance with this strategy, the Group recently acquired from an independent third party the development rights of a 99,000 square meter hotel and commercial site in Taipa-Macau for a consideration of HK$500,000,000. Such acquisition was financed by internal resources of the Group. The acquisition did not constitute a notifiable transaction under Chapter 14 of the Listing Rules.

PROCEDURE FOR ACCEPTANCE AND PAYMENT

In case you are a Qualifying Shareholder, a provisional allotment letter is enclosed with the Prospectus, which entitles you to take up the number of Rights Shares shown therein. If you wish to accept all the Rights Shares provisionally allotted to you as specified in the enclosed provisional allotment letter, you must lodge the provisional allotment letter intact in accordance with the instructions printed thereon, together with a remittance for the full amount payable on acceptance, with the Company's share registrar and transfer office, Central Registration Hong Kong Limited, Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong, by no later than 4:00 p.m. on 15 May 2002 Hong Kong time. **All remittances must be made in Hong Kong dollars. Cheques must be drawn on an account with, or cashier's orders must be issued by, a bank in Hong Kong and made payable to "Shun Tak Holdings Limited - Provisional Allotment Account" and crossed "Account Payee Only". No receipt will be given for such remittances.**

It should be noted that unless the provisional allotment letter, together with the appropriate remittance, has been lodged with the Company's share registrar and transfer office, Central Registration Hong Kong Limited, Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong, by not later than 4:00 p.m. on 15 May 2002 Hong Kong time, whether by the original allottee or any person in whose favour the provisionally allotted Rights Shares have been validly transferred, that provisional allotment and all rights thereunder will be deemed to have been declined and will be cancelled.

If you wish to accept only part of your provisional allotment or transfer a part of your right to subscribe for the Rights Shares provisionally allotted to you under the provisional allotment letter or to transfer your rights to more than one person, the entire provisional allotment letter must be surrendered and lodged for cancellation by no later than 4:00 p.m. on 7 May 2002 Hong Kong time to the Company's share registrar and transfer office, Central Registration Hong Kong Limited, Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong, who will cancel the original provisional allotment letter and issue new provisional allotment letters in the denominations required which will be available for collection at the Company's share registrar and transfer office, Central Registration Hong Kong Limited, Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong on or before the second Business Day from the date of lodging such request. No fee will be charged for splitting of provisional allotment.

All cheques or cashier's orders will be presented for payment immediately following receipt and all interest earned on such moneys will be retained for the benefit of the Company. Any provisional allotment letter in respect of which the cheque or cashier's order is dishonoured on first presentation is liable to be rejected, and in that event the provisional allotment and all rights thereunder will be deemed to have been declined and will be cancelled.

If the conditions of the Rights Issue are not fulfilled or waived (in whole or in part) in writing by Platinum Securities, for and on behalf of the Underwriters, with the agreement of the Company, in accordance with the section headed "Conditions of the Rights Issue" in this letter, the monies received in respect of acceptances of Rights Shares will be refunded, without interest, by sending a cheque made out to the relevant applicant named in the provisional allotment letter or the application form for excess Rights Shares, or in the case of joint applicants, to the first-named applicant, and crossed "Account Payee Only", through ordinary post at the risk of such person to the address specified in the relevant form.

No action has been taken to permit the offering of the Rights Shares or the distribution of any of the Rights Issue Documents in any jurisdiction other than Hong Kong. Accordingly, no person receiving the Rights Issue Documents in any jurisdiction outside Hong Kong may treat it as an offer or invitation to apply for Rights Shares, unless in the relevant jurisdiction, such an offer or invitation could lawfully be made without compliance with any registration or other legal and regulatory requirements. It is the responsibility of anyone outside Hong Kong wishing to make an application for Rights Shares to satisfy himself or herself as to the observance of the laws and regulations of all relevant jurisdictions, including the obtaining of any government or other consents, and to pay any taxes and duties required to be paid in such jurisdictions in connection therewith. No application for Rights Shares will be accepted from

any person whose registered address is in a place outside Hong Kong . The Company reserves the right to refuse to accept any application for Rights Shares where it believes that doing so might violate any applicable securities or other laws or regulations of any jurisdiction outside Hong Kong.

APPLICATION FOR EXCESS RIGHTS SHARES

If you are a Qualifying Shareholder and wish to apply for any unsold entitlement of Excluded Overseas Shareholders, any unsold Rights Shares created by adding together fractions of Rights Shares and any Rights Shares provisionally allotted but not accepted under the Rights Issue in addition to your allotment, you must complete and sign the enclosed application form for excess Rights Shares as indicated therein and lodge it, together with a separate remittance for the amount payable on application in respect of the excess Rights Shares applied for, with the Company's share registrar and transfer office, Central Registration Hong Kong Limited, Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong by not later than 4:00 p.m. on 15 May 2002 Hong Kong time. **All remittances must be made in Hong Kong dollars and cheques or cashier's orders must be drawn on a bank account in Hong Kong dollars and made payable to "Shun Tak Holdings Limited - Excess Application Account" and crossed "Account Payee Only".** The Company's share registrar and transfer office, Central Registration Hong Kong Limited, will notify you of any allotment of excess Rights Shares made to you by the Company, which will be at the sole discretion of the Directors on a fair and reasonable basis but preference may be given to applications for less than one board lot of Shares where it appears to the Directors that such applications have been made to round up an existing holding of an odd lot of Shares.

If no excess Rights Shares are allotted to you or if the conditions of the Rights Issue are not fulfilled or waived, the amount tendered on application is expected to be returned to you in full without interest by means of a cheque despatched by ordinary post to you at your own risk on or before 21 May 2002. If the number of excess Rights Shares allotted to you is less than that applied for, the surplus application monies are also expected to be returned to you without interest by means of a cheque despatched by ordinary post to you at your own risk on or before 21 May 2002.

All cheques or cashier's orders will be presented for payment immediately following receipt and all interest earned on such moneys will be retained for the benefit of the Company. Any application for excess Rights Shares in respect of which a cheque or cashier's order is dishonoured on first presentation is liable to be rejected.

The form of application for excess Rights Shares is only for use by the person(s) to whom it is addressed and is not transferable. All documents, including cheques or cashier's orders for refund, will be sent at the risk of the person(s) entitled thereto to his/her/its/their registered address(es) by the Company's share registrar and transfer office, Central Registration Hong Kong Limited.

CERTIFICATES AND REFUND CHEQUES FOR THE RIGHTS SHARES

Subject to the fulfilment of the conditions of the Rights Issue, it is expected that certificates for the fully-paid Rights Shares and refund cheques in respect of wholly and partially unsuccessful applications for excess Rights Shares will be sent by ordinary post on or before 21 May 2002 to those who have accepted (and where applicable applied for) and paid for the Rights Shares (and in the case of joint applicants, to the first-named applicant) at their own risk to their addresses as shown on the provisional allotment letter returned to the Company.

ADDITIONAL INFORMATION

Your attention is drawn to the appendices to the Prospectus for additional information.

Yours faithfully,
For and on behalf of the Board
Shun Tak Holdings Limited
Dr. Ambrose So
Company Secretary

The following is a summary of the audited consolidated profit and loss account of the Group for the three years ended 31 December 2001 extracted from the annual reports of the Group together with the audited consolidated balance sheets of the Group as at 31 December 2001 and 31 December 2000.

Consolidated Profit and Loss Account

		Year ended 31 December		
			(Restated)	(Restated)
	Note	**2001**	**2000**	**1999**
		(HK$'000)	*(HK$'000)*	*(HK$'000)*
Turnover	2	5,338,650	3,238,234	2,847,522
Other revenues	2	124,969	89,789	104,374
Other income		21,652	23,500	19,156
		5,485,271	3,351,523	2,971,052
Cost of properties sold		(3,350,722)	(1,379,778)	(1,199,234)
Other operating costs		(1,480,517)	(1,517,660)	(1,278,847)
Operating profit	3	654,032	454,085	492,971
Finance costs	5	(122,740)	(41,702)	(34,550)
Share of results of associates		12,920	69,791	56,560
Share of results of jointly controlled entities		(17,916)	(3,755)	(2,916)
Profit before taxation		526,296	478,419	512,065
Taxation	6	(75,056)	(65,031)	(83,489)
Profit after taxation		451,240	413,388	428,576
Minority interests		(174,936)	(166,281)	(186,004)
Profit attributable to shareholders		276,304	247,107	242,572
Dividends	7	77,697	77,697	92,298
Earnings per share (cents) — basic	8	17.8	16.0	15.8

Consolidated Balance Sheet

	Note	At 31 December 2001 (HK$'000)	(Restated) 2000 (HK$'000)
Non-current assets			
Fixed assets	9	3,450,594	3,279,634
Associates	10	1,024,143	1,105,011
Joint ventures	11	422,544	369,179
Investments	12	482,836	437,325
Mortgage loans receivable		651,903	30,113
		6,032,020	5,221,262
Current assets			
Properties for/under development		6,621,296	9,760,913
Inventories	13	1,239,122	176,999
Sale proceeds of properties held by stakeholders		311,480	524,217
Trade & other debtors, deposits and prepayments	14	1,125,971	810,112
Time deposits		523,204	758,626
Cash and bank balances		64,150	113,967
		9,885,223	12,144,834
Current liabilities			
Current portion of long-term borrowings	17	506,417	259,792
Trade & other creditors, deposits and accrued charges	14	686,410	618,532
Taxation		93,373	19,916
		1,286,200	898,240
Net current assets		8,599,023	11,246,594
Total assets less current liabilities		14,631,043	16,467,856

Consolidated Balance Sheet *(Continued)*

		At 31 December	
			(Restated)
	Note	**2001**	**2000**
		(HK$'000)	*(HK$'000)*
Non-current liabilities			
Long-term borrowings	17	3,560,195	6,277,264
Provision for premium on redemption of convertible guaranteed bonds		86,440	50,689
Deferred tax	6	58,707	65,152
		3,705,342	6,393,105
Minority interests and loans	18	5,240,584	4,597,094
Net assets		5,685,117	5,477,657
Shareholders' equity			
Share capital	15	388,486	388,486
Reserves	16	5,250,013	5,042,553
Proposed dividends		46,618	46,618
		5,685,117	5,477,657

NOTES TO THE FINANCIAL STATEMENTS

1. SIGNIFICANT ACCOUNTING POLICIES

a) Basis of preparation

The financial statements have been prepared in accordance with generally accepted accounting principles in Hong Kong and comply with accounting standards issued by the Hong Kong Society of Accountants (HKSA). The financial statements are prepared under the historical cost convention as modified by the revaluation of investment properties and certain fixed assets.

The following new and revised Statements of Standard Accounting Practice (SSAPs) issued by the HKSA have been adopted for the first time in the preparation of the current year's financial statements together with a summary of their major effects, where applicable.

SSAP 9 (revised)	:	Events after the balance sheet date
SSAP 10 (revised)	:	Accounting for investments in associates
SSAP 14 (revised)	:	Leases
SSAP 18 (revised)	:	Revenue
SSAP 21 (revised)	:	Accounting for interests in joint ventures
SSAP 26	:	Segment reporting
SSAP 28	:	Provisions, contingent liabilities and contingent assets
SSAP 29	:	Intangible assets
SSAP 30	:	Business combinations
SSAP 31	:	Impairment of assets
SSAP 32	:	Consolidated financial statements and accounting for investments in subsidiaries

(i) *SSAP 9 (revised): Events after the balance sheet date*

In accordance with SSAP 9 (revised), the Group no longer recognises dividends proposed or declared after the balance sheet date as a liability at the balance sheet date. This change in accounting policy has been applied retrospectively so that the comparative figures presented have been restated to conform to the changed policy. A separate component of equity, 'Proposed dividends' has been added on the face of the balance sheet to specify the provision for the 2000 proposed final dividend of HK$46,618,000 which was previously recorded as a liability as at 31 December 2000. A corresponding decrease of HK$46,618,000 in current liabilities has been reflected in the comparative figures presented in 31 December 2000 balance sheet.

(ii) *SSAP 14 (revised): Leases*

As a result of the adoption of SSAP 14 (revised), information relating to disclosure of operating leases in notes 20(b) and 20(c) to the financial statements has been prepared to conform with the new disclosure requirements. Accordingly, certain comparative figures have been restated to conform with current year's presentation.

(iii) *SSAP 18 (revised): Revenue*

SSAP 18 (revised) prescribes the recognition of revenue and was revised as a consequence of the revision to SSAP 9 described above. Proposed final dividends from investee companies that are declared and approved by the investee companies after the balance sheet date are no longer recognised in the financial statements for the year.

To comply with the revised SSAP, a prior period adjustment has been made to the comparative amounts of the financial statements for 2000, resulting in a debit of HK$6,726,000 to the Group's profit attributable to shareholders for that year, and a net credit of the same amount to the Group's net assets. The prior period adjustment reversed a dividend from an investee company which was declared and approved by the investee company after the prior year's balance sheet date, but which was recognised by the Group as revenue in its financial statements for that year.

The effect of this change in accounting policy on the Group's profit attributable to shareholders for the current year, was to reduce the profit by HK$4,009,000, representing the effect of recognising the dividend of HK$14,322,000 declared by the investee company abovementioned as revenue in the financial statements for the current year.

(iv) *SSAP 26: Segment reporting*

In note 23 to the financial statements, the Group has disclosed segment information as required under SSAP 26. In accordance with the Group's internal financial reporting, the Group has determined that business segments be presented as the primary reporting format and geographical segments as the secondary reporting format. Comparative figures have been presented.

(v) *SSAP 28: Provisions, contingent liabilities and contingent assets*

In prior years, deferred items comprising reimbursement of the reinstatement cost and compensation received from the SAR Government were credited to the profit and loss account on the same basis as the related assets were depreciated and amortised. With the adoption of SSAP 28 and Interpretation 5 which are effective for accounting periods commencing on or after 1 January 2001, the Group changed its accounting policy on deferred items by transferring the unamortised balance of deferred items to retained profits.

As a result of the new accounting policy, the Group's profit attributable to shareholders for the year has been decreased by HK$24,495,000 (2000: HK$24,495,000) and the Group's net assets as at the year end have been increased by HK$165,342,000 (2000: HK$189,837,000). The new accounting policy has been adopted retrospectively, with the opening balance of reserves and the comparative information adjusted for the amounts relating to prior years.

(vi) *SSAP 30: Business combinations*

Goodwill arising on consolidation represents the excess of cost of acquisition of subsidiaries, associates and jointly controlled entities over the Group's share of the fair value ascribed to the identifiable assets and liabilities acquired at the date of acquisition. In previous years, goodwill was charged to reserve in the year in which it arose. With the introduction of SSAP 30, the Group has adopted the transitional provisions prescribed therein. All goodwill and negative goodwill arising from earlier acquisitions before 1 January 2001 will continue to be held in reserve and no reinstatement has been made. However any impairment arising on such goodwill is accounted for in accordance with SSAP 31 "Impairment of assets".

New goodwill incurred on or after 1 January 2001 is capitalised in the balance sheet and is amortised to the profit and loss account on a straight line basis over its estimated useful economic life. Subsequent impairment loss arising on such goodwill will be recognised in the profit and loss account.

(vii) *SSAP 31: Impairment of assets*

In accordance with SSAP 31, the carrying amounts of the Group's assets are reviewed at each balance sheet date to determine whether there is any indication of impairment.

Under this new accounting standard, the Group is also required to assess any impairment in goodwill previously charged against reserve. This is a change in accounting policy and accordingly, impairment losses of HK$4,733,000 related to years prior to 1 January 2000 have been dealt with retrospectively. There is no impact in the Group's net assets as at 31 December 2001 and its profit attributable to shareholders for both years presented.

b) **Basis of consolidation**

(i) The consolidated financial statements include the audited financial statements of the Company and all its controlled subsidiaries made up to 31 December each year.

(ii) Results of subsidiaries acquired or disposed of during the year are included from the dates of acquisition or up to the dates of disposal respectively. Intra-group balances and transactions, and any unrealised profits arising from intra-group transactions, are eliminated in full in preparing the consolidated financial statements. Unrealised losses resulting from intra-group transactions are eliminated in the same way as unrealised profits, but only to the extent that there is no evidence of impairment.

c) **Goodwill or negative goodwill**

Goodwill or negative goodwill arising on consolidation represents the excess or deficit of cost of acquisition of subsidiaries, associates and jointly controlled entities over the Group's share of the fair value ascribed to the identifiable assets and liabilities acquired at the date of acquisition.

Goodwill incurred on or after 1 January 2001 is capitalised and amortised on a straight line basis over its estimated useful life not exceeding 20 years. In respect of controlled subsidiaries, goodwill is stated in the consolidated balance sheet at cost less any accumulated amortisation and any impairment losses. In respect of associates and jointly controlled entities, cost of goodwill less any accumulated amortisation and any impairment losses is included in the carrying amount of interests in associates or jointly controlled entities.

Negative goodwill incurred on or after 1 January 2001 which relates to an expectation of future losses and expenses that are identified in the plan of acquisition and can be measured reliably, but which have not yet been recognised, is recognised in the profit and loss account when the future losses and expenses are recognised. Any remaining negative goodwill, but not exceeding the fair values of the non-monetary assets acquired, is recognised in the profit and loss account over the weighted average useful life of those non-monetary assets that are depreciable or amortisable. Negative goodwill in excess of the fair values of the non-monetary assets acquired is recognised immediately in the profit and loss account. In respect of controlled subsidiaries, any negative goodwill not yet recognised in the consolidated profit and loss account is shown in the consolidated balance sheet as a deduction from assets in the same balance sheet classification as goodwill. In respect of associates and jointly controlled entities, such negative goodwill is included in the carrying amount of the interests in associates or jointly controlled entities.

On disposal of interests in subsidiaries, associates and jointly controlled entities, any attributable amount of purchased goodwill not previously amortised through the profit and loss account is included in the calculation of the profit and loss on disposal.

d) **Subsidiaries**

A subsidiary, in accordance with the Hong Kong Companies Ordinance, is a company in which the Group, directly or indirectly, holds more than half of the issued share capital, or controls more than half of the voting power, or controls the composition of the board of directors. Subsidiaries are considered to be controlled if the Group has the power, directly or indirectly, to govern the financial and operating policies, so as to obtain benefits from their activities.

e) **Associates**

An associate is an enterprise, other than a subsidiary or a joint venture, in which the Group's interest is held long-term and has significant influence including participation in financial and operation policy decisions.

The consolidated profit and loss account reflects the Group's share of the post-acquisition results of its associates for the year, including any amortisation of goodwill or negative goodwill charged or credited during the year. In the consolidated balance sheet, interests in associates are initially recorded at cost and adjusted thereafter for the post acquisition changes in the Group's share of net assets of the associates.

When the Group transacts with its associates, unrealised profits and losses are eliminated to the extent of the Group's interest in the relevant associates, except where unrealised losses provide evidence of an impairment of the asset transferred.

f) **Joint ventures**

A joint venture is a contractual arrangement whereby the Group and at least one other party undertake an economic activity which is subject to joint control and none of the parties involved unilaterally has control over the economic activity.

(i) *Jointly controlled entities*

Jointly controlled entities involve the establishment of a separate entity in which the Group has a long-term interest and over which the Group is in a position to exercise joint control with other venturers in accordance with contractual arrangements.

The consolidated profit and loss account reflects the Group's share of the post-acquisition results of its jointly controlled entities for the year, including any amortisation of goodwill or negative goodwill charged or credited during the year. In the consolidated balance sheet, interests in jointly controlled entities are initially recorded at cost and adjusted thereafter for the post acquisition changes in the Group's share of net assets of the jointly controlled entities.

When the Group transacts with its jointly controlled entities, unrealised profits and losses are eliminated to the extent of the Group's interest in the relevant jointly controlled entities, except where unrealised losses provide evidence of an impairment of the asset transferred.

(ii) *Jointly controlled assets*

Jointly controlled assets are assets of a joint venture over which the Group has joint control with other venturers in accordance with contractual arrangements and through the joint control of which the Group has control over its share of future economic benefits earned from the assets.

The Group's share of jointly controlled assets and any liabilities incurred jointly with other venturers is recognised in the balance sheet and classified according to their nature. Liabilities and expenses incurred directly in respect of its interests in jointly controlled assets are accounted for on an accrual basis. Income from the sale or use of the Group's share of the output of the jointly controlled assets, together with its share of any expenses incurred by the joint ventures, are recognised in the profit and loss account when it is probable that the economic benefits associated with the transactions will flow to or from the Group.

g) **Revenue recognition**

Major categories of revenue are recognised in the financial statements on the following bases:

Revenues from ship passenger operations are recognised upon the departure of each trip of vessel. Revenue from the sale of fuel is recognised upon delivery to the customer. Revenues from club operations and repairing services are recognised upon provision of services. Management fees, rental income, subsidies from travel services and interest income are recognised on the accrual basis. Dividend income is recognised when the right to receive payment is established. Revenue and profit from sale of completed properties are recognised upon execution of the sale agreements. Revenue and profit on properties under development are recognised under a percentage of completion method when construction has progressed beyond the preliminary stages. The percentage used being the proportion of construction costs incurred at the balance sheet date to estimated total construction costs. Profit recognised on this basis is limited to the amount of sale proceeds received.

h) **Fixed assets**

(i) *Investment properties*

Investment properties are interests in land and buildings in respect of which construction work has been completed and are intended to be held for long-term rental income generating purposes. Investment properties are stated at their open market values based on an annual professional valuation at the balance sheet date. Surpluses arising on revaluations are credited to the investment property revaluation reserve account and deficits arising on revaluations are firstly set off against any previous revaluation surpluses and thereafter taken to the profit and loss account on a portfolio basis. Any subsequent revaluation surpluses are credited to the profit and loss account to the extent of the deficits previously charged. On disposal of an investment property, related revaluation surpluses or deficits previously taken to the revaluation reserve account are transferred to the profit and loss account.

(ii) *Other assets*

Land and buildings are stated at cost or directors' valuation less accumulated depreciation and any accumulated impairment losses. Surplus on revaluation is transferred to capital reserve account. The Group has placed reliance on the provision as permitted by paragraph 72 of SSAP 17 and therefore regular revaluations on land and buildings stated at valuation are not made. Vessels and other fixed assets are stated at cost less accumulated depreciation and any accumulated impairment losses.

The cost of an asset comprises its purchase price and any directly attributable costs of bringing the asset to its present working condition and location for its intended use. Expenditure incurred after the assets have been put into operation, such as repairs and maintenance and overhaul costs, is normally charged to the profit and loss account in the period in which it is incurred. In situations where it can be clearly demonstrated that the expenditure has resulted in an increase in the future economic benefits expected to be obtained from the use of the assets, the expenditure is capitalised as an additional cost of the assets.

The gain or loss arising from the disposal of an asset is determined as the difference between the sale proceeds and the carrying amount of the relevant asset and is recognised in the profit and loss account. Any revaluation reserve balance attributable to the relevant asset is transferred to retained profits and is shown as a movement in reserve.

(iii) *Depreciation*

No amortisation or depreciation is provided on investment properties with an unexpired lease of over 20 years or property held on freehold since the valuation takes into account the state of each building at the date of valuation.

Land held on long-term or medium-term lease is amortised over the unexpired term of the lease. Buildings are depreciated on a straight line basis over 50 years or the remaining term of the lease, if shorter.

Vessels and other fixed assets are depreciated over their anticipated useful lives on a straight line basis as follows:

	Annual rates
Vessels and pontoons	5%-16.7%
Other assets	6.7%-33.3%

i) **Investment securities**

Investment securities are securities which are intended to be held on a continuing basis, and which are held for an identified long-term purpose documented at the time of acquisition or change of purpose and are clearly identifiable for the documented purpose.

Investment securities are recognised as assets from the date on which the Group is bound by the contract which gives rise to them and are included in the balance sheet at cost less provision for diminution in value which is other than temporary. Such provision is determined for each investment individually. Provisions are recognised as an expense immediately and are written back to the profit and loss account when the circumstances and events that lead to the write-downs or write-offs cease to exist and there is persuasive evidence that the new circumstances and events will persist for the foreseeable future. The amount written back is limited to the amount of the write-downs or write-offs.

The profit or loss on disposal is accounted for in the period in which the disposal occurs as the difference between the sale proceeds and the carrying amount of the investments.

j) **Properties for/under development**

Properties held for/under development for long-term purposes are shown as fixed assets and are stated at cost less any accumulated impairment losses. No depreciation is provided on properties held for/under development. Properties held for/under development are included under current assets when they are developed for sale and are stated at cost less provision for any anticipated losses. Cost includes cost of land and development, construction expenditure incurred and attributable finance costs capitalised during the development period.

k) **Convertible guaranteed bonds**

Convertible guaranteed bonds are separately disclosed and regarded as liabilities unless conversion actually occurs. The finance costs, including the premium payable upon the final redemption of the convertible guaranteed bonds, are recognised in the profit and loss account so as to produce a constant periodic rate of charge on the remaining balance of the convertible guaranteed bonds for each accounting period.

l) **Inventories**

Inventories are stated at the lower of cost and net realisable value. In respect of unsold properties, cost is determined by apportionment of the total development costs, including land and development cost, construction expenditure incurred and finance costs capitalised, attributable to the unsold properties. Net realisable value is determined by reference to sale proceeds of properties sold in the ordinary course of business less all estimated selling expenses after the balance sheet date, or by management estimates based on prevailing market conditions. In respect of other inventories, cost, comprising purchase cost from suppliers, is determined on first-in-first-out basis and on the weighted average method. In the case of work-in-progress, cost comprises direct material, labour and overheads attributable to bringing the work-in-progress to its present location and condition. Net realisable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

m) ***Trade debtors***

Provision is made against trade debtors to the extent that they are considered to be doubtful. Trade debtors in the balance sheet are stated net of such provision.

n) **Deferred tax**

Deferred tax is provided using the liability method in respect of the taxation effect arising from all timing differences which are expected with reasonable probability to crystallise in the foreseeable future.

o) **Operating leases**

Rental income and expenses under operating leases are credited or charged to the profit and loss account on a straight line basis over the terms of the leases. Contingent rental income and expenses are credited or charged to the profit and loss account in the financial year in which they are earned or incurred.

p) **Capitalisation of borrowing costs**

Borrowing costs are expensed as incurred, except to the extent that they are capitalised as being directly attributable to the construction or production of assets which necessarily take a substantial period of time to get ready for their intended use or sale. Capitalisation of such borrowing costs begins when construction or production activities commence and ceases when the assets are substantially ready for their intended use or sale. The capitalisation rate for the year is based on the cost of the related borrowings less related interest income.

q) **Foreign currencies**

Monetary assets and liabilities in currencies other than Hong Kong dollars and the financial statements of subsidiaries, associates and joint ventures established outside Hong Kong, which are expressed in currencies other than Hong Kong dollars, are translated into Hong Kong dollars at approximately the market rates of exchange ruling at the balance sheet date. Transactions in currencies other than Hong Kong dollars

during the year are translated into Hong Kong dollars at the exchange rates ruling at the transaction dates. Exchange differences arising from translation of financial statements of subsidiaries, associates and joint ventures established outside Hong Kong, which are expressed in currencies other than Hong Kong dollars, are dealt with as a movement in reserve. All other exchange differences are included in the determination of operating profit.

r) **Related parties**

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party, or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or common significant influence.

s) **Impairment of assets**

Assets, including fixed assets other than investment properties, and investments in subsidiaries, associates and joint ventures, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of one of these assets may not be recoverable. Whenever the carrying amount of an asset exceeds its recoverable amount, an impairment loss, representing the difference between the carrying amount and the recoverable amount, is recognised in the profit and loss account. The recoverable amount is the higher of an asset's net selling price and value in use. The net selling price is the amount obtainable from the disposal of an asset in an arm's length transaction less the costs of the disposal, while value in use is the present value of estimated future cash flows expected to arise from the continuing use of an asset and from its disposal at the end of its useful life.

Reversal of an impairment loss of an asset recognised in prior years is recorded when there is an indication that the impairment loss recognised for the asset no longer exists or has decreased. The reversal is recorded in the profit and loss account.

t) **Share options**

Options granted to directors and employees over the Company's shares are recognised in the balance sheet at the time when the options are exercised. Share capital is credited at par for each share issued upon the exercise of options, with share premium credited at the excess of net proceeds received over total share capital credited.

u) **Segment reporting**

A segment is a distinguishable component of the Group that is engaged either in providing products or services (business segment), or in providing products or services within a particular economic environment (geographical segment), which is subject to risks and rewards that are different from those of other segments.

Segment information is presented in respect of the Group's business and geographical segments. The primary format, business segments, is based on the Group's principal activities and the Group's management structure and internal financial reporting system.

Segment revenues, expenses, results, assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Segment revenues, expenses, results, assets and liabilities are determined before intra-group balances and transactions and are eliminated as part of the consolidation process, except to the extent that such intra-group balances and transactions are within a single segment. Inter-segment pricing is determined on an arm's length basis.

Segment capital expenditure is the total costs incurred during the year to acquire segment assets that are expected to be used for more than one period.

Unallocated items mainly comprised financial and corporate revenues, expenses and assets, interest-bearing loans, borrowings and deferred tax.

2. TURNOVER AND REVENUE

The Group is principally engaged in the businesses of properties development, investment and management, shipping and related services, hospitality and investment holding.

	2001 *(HK$'000)*	(Restated) 2000 *(HK$'000)*
Turnover		
Revenue from sale of properties	3,822,202	1,712,498
Revenue from ship passenger operations	1,322,961	1,373,469
Revenue from sale of fuel	8,100	7,704
Revenue from club operations	35,520	44,695
Rental income	36,163	22,502
Dividends from unlisted investments	14,693	7,967
Interest income from mortgage loans receivable	1,252	1,367
Management fees and others	97,759	68,032
	5,338,650	3,238,234
Other revenues		
Interest income	48,870	51,018
Claims received	18,065	1,009
Others	58,034	37,762
	124,969	89,789
Total	5,463,619	3,328,023

3. OPERATING PROFIT

	2001 (HK$'000)	(Restated) 2000 (HK$'000)
After crediting:		
Interest income	59,954	108,650
Less: Amount capitalised in properties for/under development	(9,832)	(56,265)
	50,122	52,385
Rental income from investment properties	31,215	17,403
Less: Outgoings	(546)	(174)
	30,669	17,229
Surplus on revaluation of investment properties	2,367	6,500
Dividends from unlisted investments		
— STDM	14,322	7,596
— Others	371	371
Profit on disposal of fixed assets	848	—
After charging:		
Cost of inventories	3,637,002	1,701,525
Staff costs	501,794	497,722
Amortisation and depreciation	157,709	180,274
Auditors' remuneration	2,777	2,990
Loss on disposal of fixed assets	—	3,314
Minimum lease payments of properties under operating leases	15,992	17,301
Provident fund contribution	21,202	17,872
Provision for diminution in value of investment	—	1,500

4. DIRECTORS' AND SENIOR MANAGEMENT'S REMUNERATION

Directors' remuneration disclosed pursuant to Section 161 of the Companies Ordinance is as follows:

	2001	2000
	(HK$'000)	*(HK$'000)*
Directors' remuneration		
Fees		
Executive directors	280	275
Independent non-executive directors	400	400
Non-executive directors	15	20
Other emoluments		
Salaries and allowances	13,014	11,555
Company portion of provident fund contribution	566	487
	14,275	12,737

Other emoluments included allowances of HK$200,000 (2000: HK$200,000) paid to independent non-executive directors.

The number of directors whose remuneration fell within the following bands is as follows:

	Number of directors	
Specified bands of directors' remuneration	**2001**	**2000**
HK$0 — HK$1,000,000	7	7
HK$1,000,001 — HK$1,500,000	1	1
HK$1,500,001 — HK$2,000,000	3	4
HK$2,000,001 — HK$2,500,000	1	—
HK$3,500,001 — HK$4,000,000	—	1
HK$4,000,001 — HK$4,500,000	1	—

No directors have waived remuneration in respect of the year ended 31 December 2001. Among the five highest paid individuals in the Group, all are directors of the Company and the details of their remuneration have already been disclosed above.

5. FINANCE COSTS

	2001 (HK$'000)	2000 (HK$'000)
Interest on bank loans and overdraft		
— wholly repayable within 5 years	233,767	371,516
— not wholly repayable within 5 years	—	23,388
Interest on other loans		
— wholly repayable within 5 years	15,093	17,433
Interest on convertible guaranteed bonds	23,376	23,149
Provision for premium on redemption of convertible guaranteed bonds	35,751	35,405
Interest on loans from minority shareholders	137,146	207,732
Less: Amount capitalised in properties for/under development	(322,393)	(636,921)
	122,740	41,702

6. TAXATION

a) Taxation in the consolidated profit and loss account represents:

	2001 (HK$'000)	2000 (HK$'000)
Company and subsidiaries		
Hong Kong profits tax	26,796	4,816
Overseas taxation	466	268
Deferred tax	46,566	50,642
Associates		
Hong Kong profits tax	974	5,191
Overseas taxation	254	4,114
	75,056	65,031

Hong Kong profits tax is provided for at the rate of 16% (2000: 16%) on the estimated assessable profits for the year.

Overseas taxation is calculated at rates of tax applicable in their respective jurisdictions.

A certain amount of the Group's profit is derived from sources outside Hong Kong and no tax is payable thereon.

b) Movement of deferred tax in the consolidated balance sheet is as follows:

	2001 (HK$'000)	2000 (HK$'000)
At 1 January	65,152	74,494
Net debit for the year	(6,445)	(9,342)
At 31 December	58,707	65,152

The components of deferred tax liabilities of the Group provided for at the balance sheet date are as follows:

	2001 (HK$'000)	2000 (HK$'000)
Accelerated depreciation allowances	19,802	14,510
Profit recognised in respect of properties under development for sale prior to completion	38,905	50,642
	58,707	65,152

Deferred tax has not been provided for in the financial statements to the extent that the timing differences are not expected to crystallise in the foreseeable future. The revaluation surplus arising on the valuation of properties does not constitute a timing difference for taxation purposes because the realisation of the surplus would not be subject to taxation. Therefore, deferred tax related to the revaluation surplus is not considered as potential liability.

7. DIVIDENDS

	2001 (HK$'000)	2000 (HK$'000)
Interim dividend of 2 cents on 1,553,947,128 shares (2000: 2 cents on 1,553,947,128 shares)	31,079	31,079
Proposed final dividend of 3 cents on 1,553,947,128 shares (2000: 3 cents on 1,553,947,128 shares)	46,618	46,618
	77,697	77,697

8. EARNINGS PER SHARE

The calculation of basic earnings per share is based on profit attributable to shareholders and on 1,553,947,128 shares (2000: weighted average of 1,546,750,696 shares) in issue during the year.

Diluted earnings per share is not shown because the potential ordinary shares have no dilutive effect.

9. FIXED ASSETS

	Investment properties *(HK$'000)*	Land and buildings *(HK$'000)*	Properties under development *(HK$'000)*	Vessels and pontoons *(HK$'000)*	Other assets *(HK$'000)*	Total *(HK$'000)*
Cost or valuation						
At 1 January 2001	269,000	534,269	1,318,538	1,991,857	770,573	4,884,237
Additions/transfers	—	32,569	330,616	12,102	19,124	394,411
Disposals/transfers	—	—	—	(98,156)	(38,809)	(136,965)
Reclassification	1,649,154	—	(1,649,154)	—	—	—
Surplus on revaluation	11,125	—	—	—	—	11,125
At 31 December 2001	1,929,279	566,838	—	1,905,803	750,888	5,152,808
Amortisation and depreciation						
At 1 January 2001	—	212,468	—	914,637	477,498	1,604,603
Charge for the year	—	6,711	—	91,314	59,684	157,709
Written back on disposal	—	—	—	(29,442)	(30,656)	(60,098)
At 31 December 2001	—	219,179	—	976,509	506,526	1,702,214
Net book value						
At 31 December 2001	1,929,279	347,659	—	929,294	244,362	3,450,594
At 31 December 2000	269,000	321,801	1,318,538	1,077,220	293,075	3,279,634

Other assets of the Group comprised mainly of furniture, fixtures and repairable spare parts of vessels.

Analysis of cost and valuation of the Group's investment properties and land and buildings at 31 December 2001 is as follows:

	Held in Hong Kong		Held outside Hong Kong		
	(long lease)	(medium lease)	(medium lease)	(freehold)	Total
	(HK$'000)	*(HK$'000)*	*(HK$'000)*	*(HK$'000)*	*(HK$'000)*
Investment properties					
Based on 2001 professional valuation	200,000	1,685,279	—	44,000	1,929,279
Land and buildings					
Based on directors' valuation in 1989	80,080	—	—	—	80,080
At cost	13,369	451,213	22,176	—	486,758
	93,449	451,213	22,176	—	566,838

All the investment properties are held for rental income under operating leases.

The investment properties were revalued on the open market value basis at 31 December 2001 by FPDSavills (Hong Kong) Limited and Chesterton Petty Limited, independent professional valuers.

All other assets are stated at cost or valuation less accumulated depreciation.

Investment properties reclassified from properties under development included finance costs capitalised during the year of HK$19,606,000 (2000: HK$58,425,000).

10. ASSOCIATES

	2001	2000
	(HK$'000)	*(HK$'000)*
Share of net assets	316,299	365,443
Subordinated loans	59,651	64,499
Amount due by associates	661,044	697,920
Amount due to associates	(12,851)	(22,851)
	707,844	739,568
	1,024,143	1,105,011

Share of results of associates included an associate's prior period adjustments of HK$18,449,000 in respect of the adoption of SSAP 17 (revised) and SSAP 28.

11. JOINT VENTURES

(a) Jointly controlled entities

	2001 (HK$'000)	2000 (HK$'000)
Share of net assets	244,837	220,915
Goodwill, unamortised	10,446	—
Amount due by jointly controlled entities	167,261	148,264
	422,544	369,179

The Group's share of results of jointly controlled entities included amortisation of goodwill of HK$550,000 (2000: nil).

(b) Jointly controlled assets

At the balance sheet date, the aggregate amounts of assets and liabilities recognised in the financial statements relating to the Group's interests in jointly controlled assets are as follows:

	2001 (HK$'000)	2000 (HK$'000)
Assets		
Properties under development	1,901,106	1,458,566
Debtors and deposits	64,126	3,784
Cash and bank balances	23,123	10,978
	1,988,355	1,473,328
Liabilities		
Loan from joint venture partner	266,481	251,388
Creditors and accrued charges	180,879	26,717
Bank loan	818,011	545,505
	1,265,371	823,610

12. INVESTMENTS

	2001 (HK$'000)	2000 (HK$'000)
Investment securities		
Listed shares	25,694	—
Unlisted shares less provision	426,057	406,167
Interest in joint venture in Mainland China less provision	2,629	2,629
Loans	28,316	28,389
	482,696	437,185
Club debentures, at cost	140	140
Total	482,836	437,325
Market value of listed shares	9,112	—

13. INVENTORIES

	2001 (HK$'000)	2000 (HK$'000)
Properties	1,105,256	51,518
Spare parts	131,889	122,606
Others	1,786	2,769
	1,238,931	176,893
Work-in-progress	191	106
	1,239,122	176,999

The gross carrying amounts of properties held for use in operating leases were HK$25,483,000 (2000: HK$35,153,000).

14. TRADE DEBTORS AND CREDITORS — AGEING ANALYSIS

The Group maintains a defined credit policy on trade debtors. The ageing analysis of trade debtors was as follows:

	2001	2000
	(HK$'000)	*(HK$'000)*
0 — 30 days	98,227	70,850
31 — 60 days	16,589	15,313
61 — 90 days	3,983	7,581
over 90 days	113,691	46,023
	232,490	139,767

The ageing analysis of trade creditors was as follows:

	2001	2000
	(HK$'000)	*(HK$'000)*
0 — 30 days	314,320	238,549
31 — 60 days	3,063	8,485
61 — 90 days	491	46
over 90 days	15,997	1,123
	333,871	248,203

15. SHARE CAPITAL

	Number of shares	2001	2000
		(HK$'000)	*(HK$'000)*
Authorised			
Ordinary shares of HK$0.25 each	2,000,000,000	500,000	500,000
Issued and fully paid			
Ordinary shares of HK$0.25 each			
At 1 January	1,553,947,128	388,486	384,576
Repurchase of share	—	—	(244)
Issue of scrip dividends	—	—	4,154
At 31 December	1,553,947,128	388,486	388,486

Pursuant to the approved share option scheme (the scheme), options to purchase ordinary shares in the Company were granted to eligible directors and employees. The options were granted at an exercise price equal to 80% of the average closing price of the existing shares of the Company on The Stock Exchange of Hong Kong Limited on the five trading days immediately preceding the date of offer of such options. The options granted under the scheme are exercisable within a period of 5 years for those granted to employees and a period of 10 years for those granted to directors from the date of grant. At 31 December 2001, the outstanding options were:

Date of options granted	Exercise price	Number of share options
10 June 1993	HK$5.18	30,000,000
24 March 1995	HK$3.48	5,200,000
3 January 2000	HK$1.20	24,600,000

16. RESERVES

	2001 (HK$'000)	2000 (HK$'000)
Capital reserve account		
At 1 January		
- as originally stated	125,569	125,322
- effect of adopting SSAP 31 *(note 1(a)(vii))*	4,733	4,733
- as restated	130,302	130,055
Reserve on acquisition of subsidiaries	—	247
At 31 December	130,302	130,302
Investment property revaluation reserve account		
At 1 January	—	—
Surplus on revaluation	11,125	—
Reversal of deficit on revaluation previously charged to profit and loss account	(2,367)	—
At 31 December	8,758	—
Share premium account		
At 1 January	3,510,565	3,497,120
Issue of scrip dividends	—	13,445
At 31 December	3,510,565	3,510,565
Capital redemption reserve account		
At 1 January	5,019	4,775
Transfer from profit and loss account	—	244
At 31 December	5,019	5,019
Exchange reserve account		
At 1 January	4,294	3,871
Exchange translation differences	95	423
At 31 December	4,389	4,294
Profit and loss account		
At 1 January		
- as originally stated	1,221,591	1,021,853
- effect of adopting SSAP 18 (revised) *(note 1 (a)(iii))*	(14,322)	(7,596)
- effect of adopting SSAP 28 *(note 1 (a)(v))*	189,837	214,332
- effect of adopting SSAP 31 *(note 1 (a)(vii))*	(4,733)	(4,733)
- as restated	1,392,373	1,223,856
Profit for the year	276,304	247,107
	1,668,677	1,470,963
Transfer to capital redemption reserve account	—	(244)
Premium and brokerage expenses paid on shares repurchased	—	(649)
Dividends	(77,697)	(77,697)
At 31 December	1,590,980	1,392,373
	5,250,013	5,042,553

At the balance sheet date, goodwill and negative goodwill included in the capital reserve account amounted to HK$56,869,000 and HK$10,199,000 respectively (2000: HK$56,869,000 and HK$10,199,000).

At the balance sheet date, reserves of the Company available for distribution to shareholders, as calculated under Section 79B of the Companies Ordinance, amounted to HK$569,477,000 (2000: HK$597,128,000).

The profits/(losses) retained by the Group are analysed as follows:

	Company and subsidiaries	**Associates**	**Jointly controlled entities**	**Total**
	(HK$'000)	*(HK$'000)*	*(HK$'000)*	*(HK$'000)*
Retained profits/(losses) at 31 December 2001	1,476,343	150,562	(35,925)	1,590,980
Retained profits/(losses) at 31 December 2000 (restated)	1,248,494	159,444	(15,565)	1,392,373

17. LONG-TERM BORROWINGS

	2001 (HK$'000)	2000 (HK$'000)
Bank loans repayable within a period		
Not exceeding 1 year	506,417	259,792
More than 1 year but not exceeding 2 years	1,013,021	3,354,800
More than 2 years but not exceeding 5 years	1,732,493	2,073,650
More than 5 years	—	49,226
Less: Current portion included in current liabilities	(506,417)	(259,792)
Subtotal	2,745,514	5,477,676
Other loans repayable within a period		
More than 2 years but not exceeding 5 years	266,481	251,388
More than 5 years	5,000	5,000
Subtotal	271,481	256,388
Convertible guaranteed bonds	543,200	543,200
Total	3,560,195	6,277,264
Represented by:		
Bank loans *(Note a)*	3,251,931	5,737,468
Other loans *(Note b)*	271,481	256,388
Convertible guaranteed bonds *(Note c)*	543,200	543,200
Less: Current portion included in current liabilities	(506,417)	(259,792)
Total	3,560,195	6,277,264

Notes:

a) Bank loans to the extent of HK$1,441,931,000 (2000: HK$4,017,468,000) are secured by charges on certain assets of the Group including investment properties of HK$1,675,279,000 (2000: nil), properties for/under development of HK$5,731,534,000 (2000: HK$10,214,438,000), stocks of properties of HK$1,053,738,000 (2000: nil) and vessels of HK$677,189,000 (2000: HK$804,863,000). The balance is secured by corporate guarantee of the Company. Bank loans to the extent of HK$1,311,920,000 (2000: HK$1,245,963,000) are repayable by instalments.

b) Other loans are unsecured and amount to the extent of HK$266,481,000 (2000: HK$251,388,000) is interest bearing at HIBOR + 1.25% while the balance is non-interest bearing.

c) In July 1999, a subsidiary issued US$70 million convertible guaranteed bonds to finance the land premium and development costs of Cheung Sha Wan Shipyards redevelopment project. The bonds carry interest at 4.25% per annum payable annually in arrear. The bonds are guaranteed by the Company and listed on the Luxembourg Stock Exchange. Each holder of the bonds has the option to convert the bonds into shares of HK$0.25 each of the Company at a conversion price of HK$2.425 per share, subject to adjustment, with a fixed exchange rate of US$1.00 = HK$7.76 at any time between 27 July 1999 and 20 July 2004. Unless previously purchased and cancelled, redeemed or converted, the bonds will be redeemed on 27 July 2004 at 132.5% of their principal amount plus accrued interest. Provision for the premium payable has been made in the accounts so as to provide a constant periodic rate of charge over the term of the bonds.

18. MINORITY INTERESTS AND LOANS

	2001	2000
	(HK$'000)	*(HK$'000)*
Share of equity	751,932	579,434
Loans from minority shareholders	4,488,652	4,017,660
	5,240,584	4,597,094

Loans from minority shareholders are unsecured and have no specific repayment terms. The Group has not provided any guarantee in favour of the minority shareholders in respect of the loans advanced. Amount to the extent of HK$2,973,916,000 (2000: HK$2,886,362,000) is interest bearing at HIBOR + 0.58% to HIBOR + 1.25% while the balance is non-interest bearing.

19. PROVIDENT FUND SCHEME

Pursuant to the Mandatory Provident Fund Schemes Ordinance, the Group has established a mandatory provident fund (MPF) scheme in December 2000. Since the Group has obtained exemption for its existing provident fund schemes, all staff were offered the choice of switching to the MPF scheme or staying in existing schemes. Where staff elected to join the MPF scheme, both the Group and staff are required to contribute 5% of the employees' relevant income (capped at HK$20,000). Staff may elect to contribute more than the minimum as a voluntary contribution.

Apart from the MPF scheme, the Group has two defined contribution fund schemes covering all qualified staff who joined the Group before 2 August 2000 and elected not to switch to the MPF scheme. The Group and its employees are each required to make contributions to the schemes calculated at 5% of the employees' basic salaries on a monthly basis.

The assets held under the MPF scheme and other defined contribution fund schemes are managed by independent trustees. The Group's contributions charged to the profit and loss account for the year ended 31 December 2001 were HK$21,202,000 (2000: HK$17,872,000). Under the defined contribution fund schemes, no forfeiture of employer's contributions (2000: HK$902,000) resulting from leaving scheme members were applied to reduce the Group's contribution for the year. At the balance sheet date, forfeited contributions of HK$15,491,000 (2000: HK$17,584,000) were available to the Group to reduce the contributions to the scheme in future.

20. COMMITMENTS

(a) Capital commitments

	2001	2000
	(HK$'000)	*(HK$'000)*
Contracted but not provided for		
Capital expenditure	1,306	2,271
Authorised but not contracted for		
Capital expenditure	3,469	3,159

(b) Lease commitments

The future aggregate minimum lease payments payable under non-cancellable operating leases are as follows:

	2001	(Restated) 2000
	(HK$'000)	*(HK$'000)*
within one year	8,573	10,852
in the second to fifth year inclusive	1,166	8,174
	9,739	19,026

The Group's operating leases are for terms ranging from 1 to 3 years.

(c) **Future minimum lease payments receivable**

The future aggregate minimum lease payments receivable under non-cancellable operating leases are as follows:

	2001	2000
	(HK$'000)	*(HK$'000)*
within one year	71,186	12,603
in the second to fifth year inclusive	194,135	4,414
over five years	37,506	—
	302,827	17,017

The Group's operating leases are for terms ranging from 1 to 9 years.

(d) At the balance sheet date, the Group had commitments under various contracts, entered into in the normal course of business, to complete property development projects to a total value of approximately HK$1,194,362,000 (2000: HK$519,073,000) out of which approximately HK$1,085,276,000 (2000: HK$65,827,000) was related to the jointly controlled assets.

21. CONTINGENT LIABILITIES

	2001	2000
	(HK$'000)	*(HK$'000)*
Letters of credit outstanding	1,432	799
Deferred tax liabilities not provided for	—	6,773

22. RELATED PARTY TRANSACTIONS

i) Details of significant related party transactions which were carried out on normal commercial terms and in the ordinary course of the Group's business are as follows:

	Notes	2001 (HK$'000)	(Restated) 2000 (HK$'000)
Significant transactions with Sociedade de Turismo e Diversões de Macau, S.A.R.L. (STDM)	(a)		
Dividend received from STDM		14,322	7,596
Subsidies received from STDM		29,879	24,708
Ship tickets sold to STDM		358,978	334,260
Discount and commission paid to STDM for sale of ship tickets		59,246	57,503
Management and incentive fees received from STDM for hotel management		21,723	17,804
Fuel purchased from STDM in Macau for shipping operations		77,596	83,933
Income collected by STDM for sale of ship tickets and related services in Macau		292,022	337,385
Amount reimbursed to STDM for expenses incurred in respect of TurboJET operations in Macau		150,156	150,641
Amount reimbursed by STDM for expenses and resources shared by Macau Tower Convention & Entertainment Centre		55,293	—
Bank accounts maintained with Seng Heng Bank Ltd., a subsidiary to STDM		7,795	150,000
Charter hire received from STDM		93,075	45,672
Significant transactions with China Travel Services (Hong Kong) Ltd. (CTSHK)	(b)		
Commission paid to CTSHK for sale of ship tickets		24,725	25,736
Net income collected by CTSHK for sale of ship tickets and related services		141,594	175,978
Amount reimbursed by Shun Tak Shipping Co., Ltd. and its associates (STS) for expenses and resources shared by STS	(a)	34,420	36,887
Rental and related service fees for lease of land and buildings received from an associate		4,950	4,915
Rental and related service fees for lease of land and buildings paid to Shun Tak Centre Ltd. (STC)	(c)	6,010	8,645
Interest income received from associates		28,270	29,682
Interest expenses paid to minority shareholders of a subsidiary		137,145	207,732
Interest expenses paid to a joint venture partner		15,093	17,432
Sales commission paid to a minority shareholder of a subsidiary		18,171	2,946
Insurance premium paid to an associate		21,880	15,976
Construction cost paid to a joint venture		160,159	—

Notes:

(a) Dr. Stanley Ho and Dr. Cheng Yu Tung, directors of the Company, are also directors of, and have direct and/or indirect beneficial interests in, STDM and STS. Mrs. Mok Ho Yuen Wing, Louise, director of the Company, has beneficial interests in STS. STS is a substantial shareholder of the Company.

(b) CTSHK is a subsidiary of China Travel International Investment Hong Kong Limited which is a minority shareholder of a subsidiary.

(c) STC is beneficially owned by Dr. Stanley Ho, STDM and New World Development Company Limited (NWD). Dr. Cheng Yu Tung is the Chairman and a principal shareholder of NWD.

ii) Certain related party transactions are also disclosed under "Connected Transactions" in the Report of Directors for the year ended 31 December 2001.

iii) Amounts due to/by associates, joint ventures and joint venture partner, and minority shareholders are disclosed in notes 10, 11 and 18 to the financial statements.

23 SEGMENT INFORMATION

(a) Business segments

2001

	Shipping (HK$'000)	Property (HK$'000)	Hospitality (HK$'000)	Investments and others (HK$'000)	Eliminations (HK$'000)	Consolidated (HK$'000)
Turnover and revenue						
External turnover	1,357,803	3,895,961	70,192	14,694	—	5,338,650
Inter-segment turnover	1,791	964	—	—	(2,755)	—
Other revenues	61,444	13,805	404	12	—	75,665
	1,421,038	3,910,730	70,596	14,706	(2,755)	5,414,315
Segment results	164,976	482,432	4,906	12,392	—	664,706
Unallocated income						22,086
Unallocated expenses						(81,630)
Interest income						48,870
Operating profit						654,032
Finance costs						(122,740)
Share of results of associates	—	(13,732)	16,191	10,461	—	12,920
Share of results of jointly controlled entities	—	(3,096)	(4,741)	(10,079)	—	(17,916)
Profit before taxation						526,296
Taxation						(75,056)
Minority interests						(174,936)
Net profit for the year						276,304
Assets						
Segment assets	1,750,887	11,856,976	124,517	486,986	(681)	14,218,685
Associates	—	620,377	366,605	37,161	—	1,024,143
Joint ventures	—	364,314	15,892	42,338	—	422,544
Unallocated assets						251,871
Total assets						15,917,243
Liabilities						
Segment liabilities	162,388	5,728,134	36,857	113	(681)	5,926,811
Unallocated liabilities						3,553,383
Total liabilities						9,480,194
Other information						
Capital expenditure	58,646	331,016	4,219	88		
Depreciation and amortisation	146,260	4,612	6,219	189		

2000 (Restated)

	Shipping (HK$'000)	Property (HK$'000)	Hospitality (HK$'000)	Investments and others (HK$'000)	Eliminations (HK$'000)	Consolidated (HK$'000)
Turnover and revenue						
External turnover	1,408,794	1,754,709	66,763	7,968	—	3,238,234
Inter-segment turnover	2,746	964	—	—	(3,710)	—
Other revenues	37,129	666	500	29	—	38,324
	1,448,669	1,756,339	67,263	7,997	(3,710)	3,276,558
Segment results	117,497	335,680	1,111	7,402	—	461,690
Unallocated income						23,947
Unallocated expenses						(82,570)
Interest income						51,018
Operating profit						454,085
Finance costs						(41,702)
Share of results of associates	—	(8,401)	6,770	71,422	—	69,791
Share of results of jointly controlled entities	—	(2,755)	(1,000)	—	—	(3,755)
Profit before taxation						478,419
Taxation						(65,031)
Minority interests						(166,281)
Net profit for the year						247,107
Assets						
Segment assets	1,892,995	12,803,925	82,645	473,539	(312)	15,252,792
Associates	—	672,134	364,908	67,969	—	1,105,011
Joint ventures	—	359,919	9,260	—	—	369,179
Unallocated assets						639,114
Total assets						17,366,096
Liabilities						
Segment liabilities	214,857	10,274,991	8,930	90	(312)	10,498,556
Unallocated liabilities						810,449
Total liabilities						11,309,005
Other information						
Capital expenditure	32,911	359,334	23,188	995		
Depreciation and amortisation	169,354	6,604	3,861	—		

(b) **Geographical segments**

	Hong Kong (HK$'000)	Macau (HK$'000)	Others (HK$'000)	Consolidated (HK$'000)
2001				
Turnover and revenue	4,670,450	682,276	61,589	5,414,315
Segment assets	13,657,614	1,106,414	1,153,215	15,917,243
Capital expenditure	394,323	—	88	
2000 (Restated)				
Turnover and revenue	2,512,992	710,803	52,763	3,276,558
Segment assets	14,951,572	1,246,463	1,168,061	17,366,096
Capital expenditure	415,086	759	995	

24. SIGNIFICANT SUBSEQUENT EVENTS

i) The Group disposed of its interest in AHK Air Hong Kong Limited for HK$194 million resulting in a profit on disposal of approximately HK$177.8 million.

ii) The Group acquired the development rights of a 99,000 square metre hotel and commercial site in Taipa-Macau for HK$500 million.

iii) On 21 March 2002, the Company proposed to raise approximately HK$388.5 million by way of a rights issue of not less than 388,486,782 rights shares at HK$1 per rights share. As the rights shares are also entitled to the 2001 final dividend of 3 cents per share, the final dividend as stated in note 7 to the financial statements would be increased by approximately HK$11.7 million subject to the issue of the rights shares.

25. COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform with the current year's presentation.

INDEBTEDNESS STATEMENT

As at the close of business on 28 March 2002, being the latest practicable date for the purpose of this indebtedness statement prior to the printing of this Prospectus, the Group had outstanding borrowings of approximately HK$9,081 million comprising:

(1) bank loans of approximately HK$1,339 million secured by the Group's vessels and properties under development;

(2) unsecured bank loans of approximately HK$2,252 million;

(3) unsecured other loans of approximately HK$4,947 million (including loans from minority shareholders of the Company's subsidiaries of approximately HK$4,673 million); and

(4) Convertible Guaranteed Bonds in the amount of approximately HK$543 million.

As at the close of business on 28 March 2002, the Group had contingent liabilities in respect of outstanding letters of credit of approximately HK$1.2 million.

Save as disclosed above and apart from intra-group liabilities, the Group did not have, as at the close of business on 28 March 2002, any outstanding bank loans and overdrafts, mortgages, charges, debentures and other loan capital, or similar indebtedness, finance leases or hire-purchase commitments, guarantees or other material contingent liabilities.

WORKING CAPITAL

The Directors are of the opinion that, after taking into account the existing banking facilities, internal resources and the expected net proceeds of the Rights Issue of not less than approximately HK$382 million, the Group will have sufficient working capital to meet its present requirements in the absence of unforeseen circumstances.

STATEMENT OF PRO FORMA ADJUSTED UNAUDITED CONSOLIDATED NET TANGIBLE ASSETS

The following statement of pro forma adjusted unaudited consolidated net tangible assets of the Group is prepared based on the audited consolidated net assets of the Group as at 31 December 2001 and adjusted as follows:

	HK$million
Audited consolidated net assets of the Group as at 31 December 2001	5,685
Unamortised goodwill arising from acquisition of interests in jointly controlled entities	(10)
Audited consolidated net tangible assets of the Group as at 31 December 2001	5,675
Profit attributable to Shareholders derived from disposal of interests in an associate, AHK Air Hong Kong Limited, in February 2002	139
Pro forma adjusted unaudited consolidated net tangible assets of the Group before the Rights Issue	5,814
Estimated net proceeds from the Rights Issue	382
Pro forma adjusted unaudited consolidated net tangible assets of the Group after the Rights Issue	6,196
Pro forma adjusted unaudited consolidated net tangible asset value per Share before the Rights Issue based on 1,553,947,128 Shares in issue as at the Latest Practicable Date	HK$3.74
Pro forma adjusted unaudited consolidated net tangible asset value per Share after the Rights Issue based on 1,942,433,910 Shares in issue immediately following the completion of the Rights Issue and taking into account the estimated net proceeds from the Rights Issue	HK$3.19

1. SHARE CAPITAL

(a) *Authorised and issued share capital*

The authorised and issued share capital of the Company following completion of the Rights Issue (assuming the Rights Issue becomes unconditional) will be as follows:

Authorised:		*HK$*
2,000,000,000	Shares as at the Latest Practicable Date	500,000,000
2,000,000,000	Increase in authorised capital at the EGM	500,000,000
4,000,000,000	Shares following the EGM	1,000,000,000

Shares issued and to be issued as fully-paid or credited as fully-paid:

1,553,947,128	Shares as at the Latest Practicable Date	388,486,782
388,486,782	Shares to be issued under the Rights Issue	97,121,696
1,942,433,910	Shares in issue immediately following completion of the Rights Issue	485,608,478

Save as disclosed in the Prospectus, as at the Latest Practicable Date, no capital of any member of the Group is under option or agreed conditionally or unconditionally to be put under option.

(b) *Options*

As at the Latest Practicable Date, the Company had outstanding Share Options granted under the Share Option Scheme to certain directors and employees of the Group, entitling the holders thereof to subscribe for an aggregate of 59,800,000 new Shares, subject to adjustment. The outstanding Share Options can be exercised at any time within five years and ten years from the date of grant to the employees and directors respectively. For further details on the Share Option Scheme, please refer to note 15 of "NOTES TO THE FINANCIAL STATEMENTS" in Appendix I to the Prospectus.

(c) *Convertible Guaranteed Bonds*

As at the Latest Practicable Date, the Company had outstanding Convertible Guaranteed Bonds entitling the holders thereof to convert the bonds into 224,000,000 Shares at any time before 20 July 2004 at a conversion price of HK$2.425 per Share, subject to any further adjustments at a fixed exchange rate of US$1.00 = HK$7.76. For further details on the Convertible Guaranteed Bonds, please refer to note 17(c) of "NOTES TO THE FINANCIAL STATEMENTS" in Appendix I to the Prospectus.

2. DISCLOSURE OF INTERESTS

As at the Latest Practicable Date, the interests of the Directors in the share capital of the Company or its associated corporations within the meaning of the Securities (Disclosure of Interests) Ordinance ("SDI Ordinance") which have been notified to the Stock Exchange and the Company, pursuant to Section 28 of the SDI Ordinance, including interests which they are deemed or taken to have under Section 31 or Part I of the Schedule of the SDI Ordinance, or which are required, pursuant to Section 29 of the SDI Ordinance, to be entered in the register referred to therein or which are required to be notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies, were as follows:

a) *Interests of Directors in the Company*

	Ordinary Shares of HK$0.25 each		
Name of Director	**Personal Interests**	**Family Interests**	**Corporate Interests**
Stanley Ho *(Note)*	240,517,502	4,915,780	36,285,523
Sir Roger Lobo	—	—	—
Robert Kwan	—	—	—
Cheng Yu Tung	—	—	—
Mok Ho Yuen Wing, Louise	266,102	—	—
Pansy Ho	8,835,045	—	—
Daisy Ho	9,249,802	—	—
Ambrose So	8,325,000	—	—
Patrick Huen	48,000	—	—
Andrew Tse	2,325,000	—	—
Anthony Chan	8,025,000	—	—
Maisy Ho	—	—	—

Note: Dr. Stanley Ho has beneficial interests in Sharikat Investments Ltd. and Dareset Ltd., which beneficially own 11,446,536 and 24,838,987 Shares respectively.

b) *Interests of Directors in subsidiaries*

Name of Director	Name of Subsidiaries	Personal Interests	Corporate Interests
Stanley Ho	Shun Tak Cultural Centre Ltd.	—	4 ordinary shares (or 40%)
	Stabilo Ltd.	560 ordinary shares (or 11.2%)	—
Ambrose So	Stabilo Ltd.	72 ordinary shares (or 1.44%)	—
Patrick Huen	Stabilo Ltd.	68 ordinary shares (or 1.36%)	—
Andrew Tse	Stabilo Ltd.	68 ordinary shares (or 1.36%)	—
Anthony Chan	Stabilo Ltd.	32 ordinary shares (or 0.64%)	—

Certain nominee shares in subsidiaries of the Company were held by Dr. Ambrose So, Mr. Andrew Tse, Mr. Patrick Huen, Ms. Pansy Ho and Ms. Daisy Ho in trust for the Company or its subsidiaries.

c) *Interest of Director in an associate*

Dr. Stanley Ho owns 1 ordinary share (representing a 10% interest) in South Light Ltd. as his personal interest.

d) *Share Options*

As at the Latest Practicable Date, details of Share Options granted to Directors under the Share Option Scheme are as follows:

Grantee	Date of Grant	Exercise Period	Exercise Price per Share	Number of Share Options
Stanley Ho	10 June 1993	10 June 1993 to 9 June 2003	$5.18	30,000,000
Pansy Ho	24 March 1995	24 March 1995 to 23 March 2005	$3.48	2,500,000
	3 January 2000	3 January 2000 to 2 January 2010	$1.20	10,000,000
Daisy Ho	24 March 1995	24 March 1995 to 23 March 2005	$3.48	2,700,000
	3 January 2000	3 January 2000 to 2 January 2010	$1.20	10,000,000
Maisy Ho	3 January 2000	3 January 2000 to 2 January 2010	$1.20	3,000,000

e) *Interests in contracts or arrangements*

1. By an agreement dated 3 January 2002, the Group renewed a charter agreement with Sociedade de Turismo e Diversões de Macau, S.A.R.L. ("STDM"), a company in which Dr. Stanley Ho and Dr. Cheng Yu Tung have interests, for a 1-year term commencing on 1 January 2002. Under the agreement, the Group chartered to STDM two passenger ferries and operates on its behalf a low-fare passenger ferry service between the China Ferry Terminal in Kowloon and the new Maritime Ferry Terminal in Macau. Hire charges for the 1-year term were agreed at approximately HK$106.7 million.

   Pursuant to the STDM Agency Agreement, which was entered into on 3 June 1999, the Group appointed STDM as its exclusive agent for the sale of ferry tickets at the Macau Outer Harbour terminal and as a non-exclusive agent for the sale of ferry tickets at directly operated ticketing counters in the rest of Macau. Commission charges by STDM are agreed at 5% of the net total sales of ferry tickets sold by STDM, other than those purchased by STDM.

   Save as disclosed herein, as at the Latest Practicable Date, there is no contract or arrangement entered into by any members of the Group subsisting in which any Director is materially interested and which is significant in relation to the business of the Group.

2. By an agreement dated 20 February 2002, the Group sold to Cathay Pacific Airways Limited its 25% shareholding in AHK Air Hong Kong Limited ("AHK"), a company which provides air cargo transportation services, at a consideration of HK$194 million. The Group's interest in AHK was held by a subsidiary, Stabilo Limited, in which Dr. Stanley Ho, Dr. Ambrose So, Mr. Patrick Huen, Mr. Andrew Tse and Mr. Anthony Chan also have beneficial interests.

   The Group leases terminal space at the Shun Tak Centre from Shun Tak Centre Limited, a company beneficially owned by Dr. Stanley Ho, STDM and New World Development Company Limited, of which Dr. Cheng Yu Tung is the Chairman and a principal shareholder. The Group paid, for the year ended 31 December 2001, rentals and related expenses of approximately HK$4.5 million pursuant to the terms of the leases which remain valid as at the Latest Practicable Date.

   Save as disclosed herein, as at the Latest Practicable Date, none of the Directors has any direct or indirect interest in any assets which have since 31 December 2001 (being the date to which the latest published audited accounts of the Company were made up) been acquired or disposed of by or leased to or proposed to be acquired or disposed of by or leased to any members of the Group.

3. As at the Latest Practicable Date, none of the Directors has any existing or proposed service contracts with any member of the Group, excluding contracts expiring or determinable by the employer within one year without payment of compensation (other than statutory compensation).

f) *Substantial Shareholders*

As at the Latest Practicable Date, the register of substantial Shareholders maintained under Section 16(1) of the SDI Ordinance showed that other than Dr. Stanley Ho whose interests are set out above, the following Shareholder was interested in 10% or more of the issued share capital of the Company:

Name of Shareholder	No. of Shares held
Shun Tak Shipping Co., Ltd. and its subsidiaries *(Note)*	598,030,322

Note: Dr. Stanley Ho, Dr. Cheng Yu Tung and Mrs. Mok Ho Yuen Wing, Louise have beneficial interests in Shun Tak Shipping Co., Ltd.

Save as disclosed above, no other person has notified the Company as having any interest representing 10% or more of the Company's issued share capital.

3. DIRECTORS

Dr. Stanley Ho, O.B.E., Group Executive Chairman, aged 80. The Group's founder and executive chairman, Dr. Ho has been a Director of the Company since its incorporation in 1972. He is also a director of Shun Tak Shipping Company, Limited* and chairman of the publicly-listed Melco International Development Limited.

Dr. Ho is currently president of The Real Estate Developers Association of Hong Kong. He is also chairman of the board of directors of The University of Hong Kong Foundation for Educational Development and Research, a member of the Court and Council of The University of Hong Kong and a founding member of the Court of The Hong Kong Polytechnic University.

He is a vice patron of the Community Chest of Hong Kong, a member of the board of trustees of the Better Hong Kong Foundation, and a patron of the Society of the Academy for Performing Arts.

In Macau, Dr. Ho is managing director of both Sociedade de Turismo e Diversões de Macau, S.A.R.L. and Sociedade de Jogos de Macau, S.A., vice-chairman of the board of directors of CAM — Macau International Airport Company Limited, chairman of Seng Heng Bank Limited and chairman of Macau Jockey Club.

Dr. Ho is a Standing Committee member of the 9th National Committee of the Chinese People's Political Consultative Conference.

Sir Roger Lobo, C.B.E., LL.D., J.P., Independent Non-Executive Director, aged 79. Sir Roger Lobo was appointed independent non-executive director in 1994. He is vice-patron of the Community Chest of Hong Kong and The Society of Rehabilitation and Crime Prevention, Hong Kong. Sir Roger is also a member of the Board of Trustees of Business and Professionals Federation of Hong Kong and a council member of Caritas Hong Kong.

Mr. Robert Kwan, M.A.(CANTAB), F.C.A., F.H.K.S.A., C.P.A., J.P., Independent Non-Executive Director, aged 65. Mr. Kwan was appointed independent non-executive director in 1994. He is chairman of Deloitte Touche Tohmatsu Certified Public Accountants.

Dr. Cheng Yu Tung, Non-Executive Director, aged 76. Dr. Cheng has served as a director of the Company since 1982 and is also a director of Shun Tak Shipping Company, Limited*. He is vice president of The Real Estate Developers Association of Hong Kong and a director of the Chinese Gold & Silver Exchange Advisory Committee. Dr. Cheng is chairman of New World Development Company Limited, chairman of Chow Tai Fook Jewellery Company Limited, a director of Hang Seng Bank Limited and a member of the board of trustees of the Better Hong Kong Foundation.

Mrs. Mok Ho Yuen Wing, Louise, Non-Executive Director, aged 73. Mrs. Mok, sister of the Group executive chairman, Dr. Stanley Ho, was appointed non-executive director in March 1999. Mrs. Mok is a Supervisory Committee Member of Sociedade de Turismo e Diversões de Macau, S.A.R.L.

* Shun Tak Shipping Company, Limited is a substantial Shareholder

Ms. Pansy Ho, Managing Director, aged 39. Ms. Ho, daughter of the Group executive chairman, Dr. Stanley Ho, was appointed executive director when she joined the Group in January 1995. Ms. Ho was appointed Managing Director in June 1999.

In addition to serving as executive director of Air Macau Company Limited, she is a director of Sociedade de Turismo e Diversões de Macau, S.A.R.L. She is also a committee member of The Chinese People's Political Consultative Conference of Guangdong Province and founding honorary advisor and board director of The University of Hong Kong Foundation for Educational Development & Research and advisory council member of The Better Hong Kong Foundation.

Besides overseeing the overall strategic development and management of the Group, she is also the Chief Executive Officer and director of Shun Tak — China Travel Shipping Investments Ltd. and is directly in charge of the Group's shipping operations.

Ms. Ho holds a Bachelor's degree in marketing and international business management from the University of Santa Clara.

Ms. Daisy Ho, Deputy Managing Director, aged 37. Ms. Ho, daughter of the Group executive chairman, Dr. Stanley Ho, joined the Group in January 1994 and was appointed executive director in October of the same year. She became the Group's deputy managing director in June 1999 and chief financial officer the following October.

Besides participating in the Group's strategic planning and development, Ms. Ho is also responsible for the Group's overall financial activities, as well as property sales and investments.

Ms. Ho holds a Master of Business Administration degree in finance from the University of Toronto and a Bachelor's degree in marketing from the University of Southern California.

Ms. Ho is also an executive committee member of the Real Estate Developers Association of Hong Kong, and a member of the Hong Kong Institute of Real Estate Administration, Advisory Council of the Canadian International School of Hong Kong and Hong Kong Advisor to The Dean's Advisory Board of University of Toronto.

Dr. Ambrose So, Executive Director, aged 51. Dr. So joined the Group in 1975 and was appointed executive director in 1991. He is also a founding honorary director of The University of Hong Kong Foundation for Educational Development and Research. Dr. So is a committee member of the 9th National Committee of the Chinese People's Political Consultative Conference.

As an associate member of the Institute of Chartered Secretaries and Administrators, Dr. So is the Group's company secretary with responsibility for activities relating to Group administration and corporate development.

Dr. So holds a Doctoral degree of Management Studies from the Southern Cross University, Australia and a Bachelor's degree of Science from the University of Hong Kong.

Mr. Patrick Huen, Executive Director, aged 60. Mr. Huen joined the Group in 1979 and was appointed executive director in 1991. He is responsible for the Group's strategic planning, corporate development, finance and investment-related activities.

Mr. Huen is also the C.E.O. of Seng Heng Bank Limited, an executive director of CAM - Macau International Airport Company Limited and Estoril Sol, SGPS, a company listed on the Lisboa Stock Exchange in Portugal, as well as the chairman of Omnitech Group Limited. He is an associate member of the UK Chartered Institute of Bankers and a member of the Hong Kong Securities Institute.

Mr. Andrew Tse, Executive Director, aged 49. Mr. Tse joined the Group in 1981 and was appointed executive director in 1991.

Mr. Tse is the chief executive officer of East Asia Airlines Limited and Helicopters Hong Kong Limited.

Mr. Anthony Chan, Executive Director, aged 54. Mr. Chan joined the Group in 1987 and was appointed executive director in 1991.

A director of The Real Estate Developers Association of Hong Kong, Mr. Chan is president of the Advisory Council of the Hong Kong Association for the Advancement of Real Estate and Construction Technology, and a fellow member of both the Property Consultant Society UK and the Hong Kong Institute of Real Estate Administration. He is responsible for the Group's property development and investment activities.

Ms. Maisy Ho, Executive Director, aged 34. Ms. Ho, daughter of the Group executive chairman, Dr. Stanley Ho, joined the Group in September 1996 and was appointed executive director in June 2001.

Since joining the Group, she has been responsible for overseeing the strategic planning and operations of the property management division. She is a member of the Hong Kong Institute of Real Estate Administration, International Professional Security Association, Federation of Hong Kong Industries as well as an associate member of the Hong Kong Institute of Facility Management.

Ms. Ho holds a Bachelor's degree in mass communication and psychology from Pepperdine University.

4. CORPORATE INFORMATION AND PARTIES INVOLVED

Registered Office	Penthouse, 39th Floor, West Tower, Shun Tak Centre, 200 Connaught Road Central, Hong Kong.
Share Registrar and Transfer Office	Central Registration Hong Kong Limited, 19th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong.
Principal Bankers	Bank of China (Hong Kong) Limited, 35th Floor, Bank of China Tower, 1 Garden Road, Central, Hong Kong.
	BNP Paribas, Hong Kong Branch, 4th Floor, Central Tower, 28 Queen's Road, Central, Hong Kong.
	Citibank N.A., 50th Floor, Citibank Tower, Citibank Plaza, 3 Garden Road, Central, Hong Kong.
	Credit Agricole Indosuez, 42nd-45th Floors, One Exchange Square, Central, Hong Kong.
	The Hongkong & Shanghai Banking Corporation Limited, Hong Kong Branch, 1 Queen's Road Central, Hong Kong.
	Westdeutsche Landesbank Girozentrale, Hong Kong Branch, 36th Floor, Bank of America Tower, 12 Harcourt Road, Hong Kong.

Auditors	H.C. Watt & Company Limited, *Certified Public Accountants* Room 1903, New World Tower, 16-18 Queen's Road Central, Hong Kong.
Authorised Representatives	Mr. Andrew Tse Dr. Ambrose So
Company Secretary	Dr. Ambrose So Associate member of the Institute of Chartered Secretaries and Administrators
Financial adviser to the Company	Platinum Securities Company Limited, 22nd Floor, Standard Chartered Bank Building, 4 Des Voeux Road, Central, Hong Kong.
Underwriters	Platinum Securities Company Limited, 22nd Floor, Standard Chartered Bank Building, 4 Des Voeux Road, Central, Hong Kong. KIM ENG Securities (Hong Kong) Limited, 8th Floor, Alexandra House, 16-20 Chater Road, Central, Hong Kong. Worldsec International Limited, 11th Floor, Bank of America Tower, 12 Harcourt Road, Central, Hong Kong.
Legal adviser to the Company in relation to the Rights Issue	Deacons, 3rd-7th, 18th and 29th Floors, Alexandra House, Central, Hong Kong.
Legal adviser to the Underwriters	Iu, Lai & Li, 20th Floor, Gloucester Tower, The Landmark, Central, Hong Kong.

5. MATERIAL CONTRACT

Save for the Underwriting Agreement, there are no material contracts (other than contracts entered into in the ordinary course of business) which have been entered into by any member of the Group in the two years immediately preceding the date of this Prospectus.

6. LITIGATION

As at the Latest Practicable Date, none of the Company or any other members of the Group was engaged in any litigation or arbitration of material importance and no litigation or claim of material importance was known to the Directors to be pending or threatened against any member of the Group.

7. MATERIAL ADVERSE CHANGE

The Directors are not aware of any material adverse change in the financial or trading position of the Group since 31 December 2001, the date of the latest published audited accounts of the Group.

8. LEGAL EFFECT

The Rights Issue Documents and all acceptances of any offer or application contained in such documents are governed by and shall be construed in accordance with the laws of Hong Kong.

9. BINDING EFFECT

This Prospectus shall have the effect, if an application is made in pursuant hereof, of rendering all persons concerned bound by all the provisions (other than the penal provisions) of sections 44A and 44B of the Companies Ordinance of Hong Kong as far as applicable.

10. EXPERT

H.C. Watt & Company Limited was not at any time since the date of the Announcement, beneficially interested in the share capital of any member of the Group nor has any right, whether legally enforceable or not, to subscribe for or to nominate persons to subscribe for securities in any member of the Group.

H.C. Watt & Company Limited does not have any direct or indirect interest in any assets which have been, since 31 December 2001 (being the date to which the latest published audited accounts of the Company were made up), acquired or disposed of by or leased to any member of the Group, or which are proposed to be acquired or disposed of by or leased to any member of the Group.

11. CONSENT

H.C. Watt & Company Limited has given, and has not withdrawn, its written consent to the issue of the Prospectus with the inclusion of all references to its report or any part thereof and all references to its name in the form and context in which they appear.

12. MISCELLANEOUS

(1) The registered office of the Company is Penthouse, 39th Floor, West Tower, Shun Tak Centre, 200 Connaught Road Central, Hong Kong.

(2) The company secretary of the Company is Dr. Ambrose So. Dr. So joined the Group in 1975 and was appointed executive director in 1991. He is also the Group's company secretary with responsibility for activities relating to Group administration and corporate development.

(3) The share registrar of the Company is Central Registration Hong Kong Limited, 19th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong.

(4) The English text of this document shall prevail over the Chinese text in the case of inconsistency.

13. DOCUMENTS REGISTERED WITH THE REGISTRAR OF COMPANIES

A copy of each of the Rights Issue Documents and the written consent of the auditors referred to in the paragraph headed "Expert" in this appendix have been registered with the Registrar of Companies in Hong Kong pursuant to Section 38D of the Companies Ordinance.

14. DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents will be available for inspection during normal business hours at the registered office of the Company in Hong Kong at Penthouse, 39th Floor, West Tower, Shun Tak Centre, 200 Connaught Road Central, Hong Kong from the date of this Prospectus up to and including 13 May 2002:

(a) the memorandum and articles of association of the Company;

(b) the audited accounts of the Company for the two financial years ended 31 December 2001;

(c) the certificate from the Company's auditors in relation to the adjustment to the exercise price of, and the number of Shares subject to, the outstanding Share Options under the Share Option Scheme as a result of the Rights Issue;

(d) the certificate from the Company's auditors in relation to the adjustment to the conversion price of the Convertible Guaranteed Bonds as a result of the Rights Issue; and

(e) the Underwriting Agreement.

責任聲明

章程乃遵照上市規則而提供有關本公司之資料。董事對本章程所載之資料之準確性共同及個別承擔全部責任，並在作出一切合理查詢後確認，就彼等所知及確信，並無遺漏任何其他事實，致使章程所載之任何內容而產生誤導。

Printed by IFN Financial Press Limited 22328

於章程內，除文義另有所指外，下列詞語具有以下涵義：

「公佈」	指	本公司於二零零二年三月二十一日就供股作出之公佈
「聯繫人」	指	具有上市規則所給予之涵義
「營業日」	指	一般香港銀行營業之任何日子，惟星期六除外
「公司條例」	指	香港法例第32章公司條例(以不時經修訂者為準)
「中央結算系統」	指	香港結算設立及經營之中央結算及交收系統
「本公司」	指	信德集團有限公司，一家於香港註冊成立之有限公司，其股份於聯交所上市
「可換股擔保債券」	指	由本公司一間全資附屬公司發行並在盧森堡證券交易所上市之70,000,000美元可換股擔保債券。各債券持有人有權按換股價每股2.425港元(可予調整，並按固定滙率1.00美元兑7.76港元換算)將債券轉換為新股份
「董事」	指	本公司之董事
「股東特別大會」	指	本公司於二零零二年四月二十九日星期一下午三時正假座香港中環交易廣場第二座47樓美國會所華盛頓房舉行以考慮及批准增加本公司之法定股本及供股之股東特別大會
「除外海外股東」	指	於記錄日期名列本公司股東名冊之股東，而於該日其於本公司股東名冊之登記地址屬於香港以外之地區
「本集團」	指	本公司及其附屬公司
「香港」	指	中華人民共和國香港特別行政區
「香港結算」	指	香港中央結算有限公司

「金英」	指	金英証券(香港)有限公司，根據香港法例第333章證券條例註冊之證券交易商，並為與本公司或其任何附屬公司之董事、行政總裁及主要股東或彼等各自之聯繫人概無關連之獨立第三者
「最後接納日期」	指	二零零二年五月十五日下午四時正，即有效接納以未繳股款形式暫定配發之供股股份之最後日期
「最後實際可行日期」	指	二零零二年四月二十四日，即本章程付印前為確定本章程所載若干資料之最後實際可行日期
「上市規則」	指	聯交所證券上市規則
「澳門」	指	中華人民共和國澳門特別行政區
「大股東」	指	信德船務及其附屬公司、何鴻燊博士及由何鴻燊博士擁有實益權益之公司，於最後實際可行日期合共持有874,833,347股股份，佔本公司已發行股本約56.30%
「百德能證券」	指	百德能證券有限公司，根據香港法例第333章證券條例註冊之證券交易商，並為與本公司或其任何附屬公司之董事、行政總裁及主要股東或彼等各自之聯繫人概無關連之獨立第三者
「章程」	指	本公司於二零零二年四月二十九日就供股發出之章程
「合資格股東」	指	除外海外股東以外及於記錄日期辦公時間結束時名列本公司股東名冊之股東
「記錄日期」	指	二零零二年四月二十九日，以該日作釐定供股配額基準之日期
「供股」	指	按於記錄日期每持有四股現有股份可獲配發一股供股股份之基準，以認購價發行供股股份之建議

「供股文件」	指	章程、暫定配發通知書及申請認購額外供股股份之表格
「供股股份」	指	根據供股將予發行之新股份
「股東」	指	股份持有人
「股份」	指	本公司股本中每股面值0.25港元之普通股
「購股權」	指	本公司根據購股權計劃授予本集團若干董事及僱員之購股權
「購股權計劃」	指	本公司於一九九三年五月十八日採納之購股權計劃，其賦予購股權持有人權利按根據有關規則釐定之行使價以現金認購新股份
「信德船務」	指	信德船務有限公司，一間於香港註冊成立之有限公司，董事何鴻燊博士、鄭裕彤博士及莫何婉穎女士於當中擁有實益權益
「聯交所」	指	香港聯合交易所有限公司
「認購價」	指	每股供股股份1.00港元
「包銷商」	指	百德能證券、金英及和昇
「包銷協議」	指	由本公司於二零零二年三月二十一日與包銷商就包銷及有關供股之其他安排而訂立之協議
「和昇」	指	和昇國際有限公司，根據香港法例第333章證券條例註冊之證券交易商，並為與本公司或其任何附屬公司之董事、行政總裁及主要股東或彼等各自之聯繫人概無關連之獨立第三者
「港元」	指	香港元
「%」	指	百分比

以下資料乃來自本章程，故應與本章程之全文一併理解：

供股基準：	於記錄日期每持有四股現有股份可獲配發一股供股股份
現有已發行股份數目：	於最後實際可行日期為1,553,947,128股股份
將予發行之供股股份數目：	不少於388,486,782股供股股份但不超過451,936,782股供股股份
尚未行使之購股權：	賦予購股權持有人權利合共認購59,800,000股新股份(可予調整)之購股權，包括由何鴻燊博士持有之30,000,000份購股權，何鴻燊博士已表明彼將不會於記錄日期或之前行使其購股權
尚未轉換之可換股擔保債券：	賦予可換股擔保債券持有人權利於二零零四年七月二十日前任何時間按每股股份2.425港元(可按固定滙率1.00美元兑7.76港元作進一步調整)之換股價將債券轉換為224,000,000股股份之可換股擔保債券
供股股份之最高數目：	假設於記錄日期或該日之前悉數轉換尚未行使之可換股擔保債券及悉數行使購股權(由何鴻燊博士所持有之購股權除外)，則合共1,807,747,128股股份將為已發行，而451,936,782股之供股股份將予發行，佔本公司之現有已發行股本約29.08%及佔尚未行使之可換股擔保債券及購股權(何鴻燊博士所持有者除外)分別經獲悉數轉換及行使而擴大後之本公司已發行股本約25.00%
認購價：	每股供股股份1.00港元
權益基準：	供股股份將按合資格股東於記錄日期每持有四股現有股份可獲配發一股供股股份之比例予以配發。除外海外股東將不獲暫定配發任何供股股份
超額申請之權利：	合資格股東將有權申請超過彼等獲暫定配發之供股股份
將透過供股籌集之款項：	不少於約388,490,000港元(未扣除開支)及不少於約382,000,000港元(經扣除約6,490,000港元估計開支)

謹請注意，包銷協議載有若干條款，使百德能證券(代表包銷商)可於二零零二年五月十六日(即最後接納日期後之首個營業日)下午六時正前在發生若干情況下，或在根據包銷協議包銷商須履行其責任之條件未達成或不能達成之情況下，發出書面通知以終止包銷協議須履行之責任。

上述事項指百德能證券(代表包銷商)可於最後接納日期後首個營業日下午六時正前發生之下列事項而終止其於包銷協議項下之承諾：

(A) 包銷協議所載之任何聲明及保證在任何重大方面於作出或被視為作出之時或被視為於寄發章程時重複作出時為不實或不確；或

(B) 本公司嚴重違反其於包銷協議項下之任何責任；或

(C) 國家、國際、金融、貨幣、經濟或政治條件(包括滙率波動)出現任何變化，或在股本證券或貨幣市況出現不尋常變動或爆發衝突或敵對局面，

而使百德能證券合理認為會或可能會嚴重損害供股。

倘百德能證券(代表包銷商)行使該等權力，則包銷商於包銷協議項下之責任將告終止，而供股將不會進行。

預期時間表*

記錄日期 .... 二零零二年四月二十九日星期一

寄發供股文件 .... 二零零二年四月二十九日星期一

買賣未繳股款供股股份首日 .... 二零零二年五月二日星期四

分拆未繳股款供股股份之最後限期 .... 二零零二年五月七日星期二下午四時正

買賣未繳股款供股股份之最後限期 .... 二零零二年五月十日星期五

接納供股股份及支付股款，以及申請認購額外
供股股份之最後限期 .... 二零零二年五月十五日星期三下午四時正

供股成為無條件之最後限期 .... 二零零二年五月十六日星期四下午六時正

公佈供股接納之結果 .... 二零零二年五月十七日星期五

寄發全部或部份不獲接納之額外供股股份
申請之退款支票之日期 .... 二零零二年五月二十一日星期二或該日之前

寄發繳足股款供股股份股票之日期 .... 二零零二年五月二十一日星期二或該日之前

於聯交所開始買賣
繳足股款供股股份之日期 .... 二零零二年五月二十三日星期四上午九時三十分

* 請注意章程所指之所有時間均為香港時間。

SHUN TAK

信德集團有限公司

(於香港註冊成立之有限公司)

董事：
何鴻燊博士(集團行政主席)
鄭裕彤博士
莫何婉穎女士
何超瓊女士(董事總經理)
何超鳳女士(副董事總經理)
蘇樹輝博士
禤永明先生
謝天賜先生
陳偉能先生
何超蕸女士

獨立非執行董事：
羅保爵士
關超然先生

註冊辦事處：
香港
干諾道中200號
信德中心
西座39字頂樓

敬啟者：

供股
按每股供股股份1.00港元發行不少於388,486,782股
每股面值0.25港元之供股股份
基準為凡於記錄日期每持有四股
股份可獲配發一股供股股份
股款須於接納時繳足

緒言

董事於二零零二年三月二十一日公佈，本公司建議以供股方式按每股供股股份1.00港元之價格，進行涉及不少於388,486,782股之供股，未扣除開支集資約不少於388,490,000港元。

於二零零二年四月十一日，一份載有(其中包括)股東特別大會通告及有關供股之若干資料之通函已寄發予合資格股東。該通函亦已寄予除外海外股東以及購股權及可換股擔保債券持有人僅供彼等參考。於股東特別大會上，有關藉額外增設2,000,000,000股股份，將本公司之法定股本由500,000,000港元增加至1,000,000,000港元及有關供股之決議案已獲通過。

章程旨在向　閣下提供供股之進一步資料(包括買賣及轉讓與接納供股股份之資料)，以及本集團若干財務及其他資料。

供股之條款

發行統計數字

供股基準：	於記錄日期每持有四股現有股份可獲配發一股供股股份
現有已發行股份數目：	於最後實際可行日期為1,553,947,128股股份
將予發行之供股股份數目：	不少於388,486,782股供股股份但不超過451,936,782股供股股份
尚未行使之購股權：	賦予購股權持有人權利合共認購59,800,000股新股份(可予調整)之購股權，包括由何鴻燊博士持有之30,000,000份購股權，何鴻燊博士已表明彼將不會於記錄日期或之前行使其購股權
尚未轉換之可換股擔保債券：	賦予可換股擔保債券持有人權利於二零零四年七月二十日前任何時間按每股股份2.425港元(可按固定滙率1.00美元兑7.76港元作進一步調整)之換股價將債券轉換為224,000,000股股份之可換股擔保債券
供股股份之最高數目：	假設於記錄日期或該日之前悉數轉換尚未行使之可換股擔保債券及悉數行使購股權(由何鴻燊博士所持有之購股權除外)，則合共1,807,747,128股股份將為已發行，而451,936,782股之供股股份將予發行，佔本公司之現有已發行股本約29.08%及佔尚未行使之可換股擔保債券及購股權(何鴻燊博士所持有者除外)分別經獲悉數轉換及行使而擴大後之本公司已發行股本約25.00%

合資格股東

本公司將僅向合資格股東寄發暫定配發通知書及申請認購額外供股股份之表格。為符合供股資格，股東必須於記錄日期辦公時間結束時已登記為本公司股東及並非除外海外股東。

除外海外股東之權利

就供股而將予發出之文件將不會根據香港以外之任何司法權區之適用證券或相應之法例登記。除外海外股東將不獲暫定配發任何供股股份之暫定配額。本公司將向除外海外股東寄發章程，僅供彼等參考。本公司將不會向除外海外股東寄發暫定配發通知書或申請認購額外供股股份之表格。

本公司將會安排將原暫定倘無上述剔除安排而配發予除外海外股東之供股股份，在未繳股款供股股份開始在聯交所買賣後，以未繳股款形式，盡快在市場出售(如扣除開支後仍有溢價)。出售之所得款項倘為100港元或以上(扣除開支)，將會盡快以港元支付予除外海外股東。少於100港元之款項(扣除開支後)將不獲支付，但會撥歸本公司所有。

零碎供股股份

本公司將不會暫定配發及發行，亦將不會接納任何零碎供股股份之申請。本公司將出售以零碎供股股份湊成之任何供股股份(如有)，並將保留有關之所得款項。

認購價

每股供股股份1.00港元，須於合資格股東接納有關暫定配發供股股份，或申請認購額外供股股份，或於持有未繳股款供股股份人士申請有關供股股份時繳足。

認購價：

- 較聯交所於二零零二年三月二十日(即緊接於二零零二年三月二十一日暫停買賣股份以待發表公佈前之最後交易日)所報之股份收市價每股1.21港元折讓約17.36%；
- 較根據上述收市價每股1.21港元之理論除權價每股1.168港元折讓約14.38%；

－ 較於直至二零零二年三月二十日(包括該日)止十個交易日之平均收市價每股約1.256港元折讓約20.38%；及

－ 較於最後實際可行日期之收市價1.49港元折讓約32.89%。

認購價乃由本公司及包銷商按公平磋商原則而釐訂。董事認為該認購價乃公平合理，並符合本公司及股東整體之利益。

供股股份之地位

供股股份於配發及繳足股款後，在各方面與當時之已發行股份享有同等地位，而該等供股股份之持有人將可收取於配發繳足供股股份日期後宣派、作出或派發之所有未來股息及分派。

申請認購額外供股股份

合資格股東將有權申請除外海外股東任何未出售之配額、以零碎供股股份湊成之任何未出售供股股份，以及任何暫定配發但未獲合資格股東接納或由未繳股款之供股股份之承讓人認購之供股股份。合資格股東可填妥申請認購額外供股股份之表格，並將該表格連同已填上所申請認購額外供股股份股款之另行開出之支票作出申請。董事將按其絕對酌情權以公平合理原則配發額外供股股份。惟會優先處理少於一手交易單位之申請，因董事認為該等申請可將現時持有不足一手的股份湊成一手。

供股股份股票

待供股之條件達成後，預期所有繳足股款之供股股份股票將於二零零二年五月二十一日星期二或之前寄發予已接納(及倘適合，指已申請)及已支付供股股份之人士，郵誤風險由彼等承擔。

供股之條件

供股須待(其中包括)下列每一項條件達成後，始能作實：

(i) 聯交所上市委員會於二零零二年五月二日星期四(即未繳股款之供股股份預期開始買賣之日)上午九時三十分前批准以未繳股款及繳足股款之供股股份在聯交所上市及買賣，而該等上市批准於二零零二年五月十六日星期四下午六時正前不得遭撤回；

(ii) 大股東於直至最後接納日期(包括該日)止一直遵守下述有關供股股份之承諾；及

(iii) 包銷商在包銷協議項下之責任成為無條件及包銷協議並無根據其條款或以其他方式予以終止。

由於建議供股須待上述條件獲達成後，始能作實，故不一定會進行。

倘供股之條件未能於其需達成之日期或之前(或百德能證券可能代表包銷商酌情同意之該等較後日期，惟不得超逾二零零二年五月十六日星期四下午六時正，或由百德能證券代表包銷商與本公司以書面協定作出全面或部分豁免)達成，則包銷商或本公司不會對包銷協議有任何權利或須承擔包銷協議所產生之任何責任。

包銷安排

大股東之承諾

大股東(於最後實際可行日期合共實益持有874,833,347股股份，佔本公司已發行股本約56.30%)已作出不可撤回承諾，彼等將會繼續持有所有由彼等實益擁有之股份直至記錄日期為止，而彼等將接納或促使接納認購根據供股將暫定配發予彼等(作為該等股份持有人)之供股股份配額，彼等會認購該等供股股份或促使該等供股股份獲認購。現時，大股東尚未決定是否會申請認購額外供股股份。

供股股份之餘額(不少於169,778,445股供股股份)已獲包銷商根據包銷協議悉數包銷。倘合資格行使以認購59,800,000股股份之尚未行使購股權(上述授予何鴻燊博士之30,000,000份的購股權除外)及可轉換為224,000,000股股份之尚未轉換可換股擔保債券獲悉數行使(於最後實際可行日期，大股東並無持有任何可換股擔保債券，而何鴻燊博士持有30,000,000份購股權，但已表明彼將不會於記錄日期或該日之前行使其購股權)，而相應之股份於記錄日期或之前發行，則包銷商根據包銷協議包銷之供股股份數目將為233,228,445股供股股份。

包銷協議

日期：	二零零二年三月二十一日
包銷商：	百德能證券、金英及和昇
所包銷之供股股份數目：	不少於169,778,445股供股股份(為除大股東作出承諾認購所涉及之供股股份外之所有供股股份)
佣金：	包銷商所包銷之供股股份之總認購價的2%

終止包銷協議

謹請注意，包銷協議載有若干條款，使百德能證券(代表包銷商)可於二零零二年五月十六日(即最後接納日期後之首個營業日)下午六時正前在發生若干情況下，或在根據包銷協議包銷商須履行其責任之條件未達成或不能達成之情況下，發出書面通知以終止包銷協議須履行之責任。

上述事項指百德能證券(代表包銷商)可於最後接納日期後首個營業日下午六時正前發生之下列事項而終止其於包銷協議項下之承諾：

(A) 包銷協議所載之任何聲明及保證在任何重大方面於作出或被視為作出之時或被視為於寄發章程時重複作出時為不實或不確；或

(B) 本公司嚴重違反其於包銷協議項下之任何責任；或

(C) 國家、國際、金融、貨幣、經濟或政治條件(包括滙率波動)出現任何變化，或在股本證券或貨幣市況出現不尋常變動或爆發衝突或敵對局面，

而使百德能證券合理認為會或可能會嚴重損害供股。

倘百德能證券(代表包銷商)行使該等權力，則包銷商於包銷協議下之責任將告終止，而供股將不會進行。

上市及買賣

本公司已向聯交所上市委員會申請批准供股股份以未繳股款及繳足股款方式上市及買賣。預期未繳股款之供股股份之買賣將由二零零二年五月二日星期四起開始至二零零二年五月十日星期五止(包括首尾兩日),而繳足股款之供股股份將於二零零二年五月二十三日開始買賣。

待供股股份獲批准以未繳股款及繳足股款方式在聯交所上市及買賣,並遵守香港結算之股份納入規定,未繳股款及繳足股款之供股股份將獲香港結算接納為合資格證券,由未繳股款及繳足股款之供股股份開始買賣之日或香港結算釐定之其他日期起開始,可在中央結算系統內寄存、結算及交收。聯交所參與者之間進行之交易須於其後第二個交易日進行交收。所有在中央結算系統進行之一切活動須受制於不時生效之中央結算系統一般規則及中央結算系統運作程序規則。

本公司將作出致使未繳股款及繳足股款之供股股份獲納入中央結算系統之一切必需安排。

未繳股款及繳足股款之供股股份將以每手2,000股股份為單位買賣。買賣未繳股款及繳足股款之供股股份將須繳納香港印花稅。

買賣股份及未繳股款供股股份必須注意之風險

現有股份已由二零零二年四月二十三日星期二起以除權方式買賣。供股股份將由二零零二年五月二日星期四至二零零二年五月十日星期五期間(包括首尾兩日)以未繳股款形式買賣。倘百德能證券(代表包銷商)於二零零二年五月十六日星期四下午六時正前終止包銷協議或供股之條件未能達成或豁免,則不會進行供股。

任何人士擬由現時至所有該等供股條件達成之日(預期為二零零二年五月十六日星期四)買賣股份,或擬於二零零二年五月二日星期四至二零零二年五月十日星期五(包括首尾兩日)買賣未繳股款供股股份,須承擔供股可能不會成為無條件及可能不會進行之風險。

投資者於該等期間買賣股份或未繳股款供股股份,宜尋求專業意見。

暫停辦理股份過戶登記手續

本公司將於二零零二年四月二十五日星期四至二零零二年四月二十九日星期一(包括首尾兩日)暫停辦理股份過戶登記手續。此期間將不會辦理股份過戶登記。

調整購股權計劃項下尚未行使購股權之行使價及股份數目

受供股導致本公司股本架構有任何修改及按購股權計劃規定之調整機制之基準，尚未行使之購股權之行使價及股份數目，將按本公司核數師以書面證明按彼等之意見屬公平合理之方式予以調整。本公司核數師就上述調整發出之證明書，將於任何購股權所附有之認購權仍為可予行使時之一般辦公時間於本公司之註冊辦事處供查閱。

調整可換股擔保債券之換股價

按可換股擔保債券規定之調整機制之基準，由於根據供股授出有關權利，故將導致可換股擔保債券之換股價由每股股份2.425港元調整至每股2.33港元。本公司核數師就調整發出之證明書，將於任何可換股擔保債券所附有之換股權仍為可予行使時之一般辦公時間於本公司之註冊辦事處供查閱。

有關可換股擔保債券在盧森堡證券交易所之一切買賣及交收安排須受Euroclear及Cedelbank之一般規則及程序所規限。

進行供股之原因及所得款項用途

董事認為，供股有助於鞏固本公司之股本基礎，並可強化本集團之財務狀況。在供股完成後，將可為本公司籌得已扣除供股開支的資金不少於約382,000,000港元。本公司擬將供股所得款項淨額全數用於償還本集團之債務。

供股將有助減少本集團之負債水平（及相關之融資成本）及鞏固本集團之財務狀況以提高物色新商機之彈性，又可使合資格股東維持其於本公司之持股比例。董事認為，透過供股增加本公司股本符合本公司及其股東整體之利益。

有關本集團之財務資料

業績

本集團於截至二零零一年十二月三十一日止三個年度之經審核綜合業績之概要載於章程附錄一。

有形資產淨值

誠如章程附錄一所載之備考經調整未經審核綜合有形資產淨值報表所述，本集團於供股前之備考經調整未經審核綜合有形資產淨值約達5,814,000,000港元，相當於根據於最後實際可行日期已發行股份1,553,947,128股計算之備考經調整未經審核綜合有形資產淨值約每股3.74港元。經計及供股之所得款項淨額後，本集團緊隨供股後之備考經調整未經審核綜合有形資產淨值約達6,196,000,000港元，相當於根據假設於供股完成後經發行不少於約388,486,782股供股股份擴大後已發行之1,942,433,910股股份總數計算之備考經調整未經審核綜合有形資產淨值約每股3.19港元。因此，每股供股股份之認購價1.00港元乃較於緊隨供股後之每股備考經調整未經審核綜合有形資產淨值折讓約68.65%。

其他財務資料

有關本集團之其他財務資料載於章程附錄一。

本集團之前景及近期發展

本集團對澳門之長遠發展仍充滿信心，並相信澳門之經濟及旅遊業將會繼續增長。本集團不斷尋求良機，以鞏固本集團於澳門之利益，及配合其現有船務、旅遊業及物業發展等核心業務。本集團近期已經按照此策略，向一名獨立第三者收購位於澳門氹仔佔地99,000平方米之酒店及商業用地發展權，代價為500,000,000港元。該收購已以本集團之內部資源撥付。該收購並不構成於上市規則第14章所述之須予公佈交易。

接納及繳款之手續

倘　閣下為一名合資格股東，章程隨附之暫定配發通知書賦予　閣下權力可認購於該通知書所示之供股股份數目。倘　閣下有意接納按隨附之暫定配發通知書指定暫定配發予　閣下之全部供股股份，則　閣下必須根據暫定配發通知書上印備之指示填妥暫定配發通知書，並將接納時應繳之悉數股款，最遲於二零零二年五月十五日下午四時正(香港時間)一併交回本公司之股份過戶登記處香港中央證券登記有限公司，地址為香港皇后大道東183號合和中心17樓1712至1716室。**所有股款必須以港元支付。支票必須於香港銀行之賬戶開出，而銀行本票則必須由香港銀行發出，抬頭人請註明為「Shun Tak Holdings Limited - Provisional Allotment Account」，並以「只准入抬頭人賬戶」劃線方式開出。本公司將不會就該等股款另發收據。**

務請注意，除非原獲配發人或任何獲有效轉讓獲暫定配發供股股份之人士於二零零二年五月十五日下午四時正(香港時間)前將暫定配發通知書連同適當之股款送回本公司之股份過戶登記處香港中央證券登記有限公司，地址為香港皇后大道東183號合和中心17樓1712至1716室，否則暫定配額及所有有關權利將被視為已予放棄而予以取消。

閣下如欲接納部分之暫定配額或轉讓　閣下根據暫定配發通知書獲暫定配發認購供股股份之部分權利或將　閣下之所有權利轉讓予一名以上之人士，整份暫定配發通知書最遲須於二零零二年五月七日下午四時正(香港時間)前交回本公司之股份過戶登記處香港中央證券登記有限公司(地址為香港皇后大道東183號合和中心17樓1712至1716室)以便註銷原有暫定配發通知書及按所要求之股份面額發出新暫定配發通知書，而新暫定配發通知書可於提出有關要求之日起計第二個營業日或該日之前在本公司之股份過戶登記處香港中央證券登記有限公司(地址為香港皇后大道東183號合和中心17樓1712至1716室)以供領取。分拆暫定配發通知書將不會收費。

所有支票或銀行本票於收訖後將予過戶，而該等款項所得之全部利息將撥歸本公司所有。支票或銀行本票在首次過戶時不獲兑現之任何暫定配發通知書可遭拒絕受理。在該情況下之暫定配發及其所附之權利將被視為已予放棄而予以取消。

倘供股之條件並未根據本函件中「供股之條件」一節獲履行或由百德能證券(代表包銷商)與本公司以書面方式協議而獲得全部或部分豁免，則就接納供股股份已收取之股款，將以普通郵遞之方式按有關表格指定之地址寄發以劃線方式開出抬頭註明「只准入抬頭人賬戶」之支票予名列暫定配發通知書或申請認購額外供股股份之表格之有關申請人(或倘屬聯名持有人，則為排名首位之申請人)不計利息予以退回，郵誤風險概由收件人承擔。

本公司並無採取任何行動允許於香港以外之任何司法權區提呈發售供股股份或分派供股文件。因此，於香港以外的任何司法權區接獲供股文件之人士均不得視上述各項為申請供股股份之要約或邀請，惟於並無遵守任何註冊或其他法律及監管規定之情況下，該等要約或邀請於有關司法權區仍屬合法者則除外。於香港地區以外之人士如欲申請供股股份有責任作出使其本身遵守有關司法權區之法律及法規，而所遵守之法律及法規包括取得任何政府之或其他允許，及繳納於該等司法權區就申請供股股份須支付之任何税項及徵税。註

冊地址於香港以外之地點之任何人士作出供股股份之申請將不獲接納。倘本公司相信接納申請供股股份將觸犯香港以外之任何司法權區之任何適用證券或其他法律或法規，則其保留拒絕接納申請供股股份之權利。

申請認購額外供股股份

倘　閣下為一名合資格股東，並除　閣下本身之暫定配發外有意申請認購任何未出售之除外海外股東之配額，以及由零碎供股股份組成之供股股份及根據供股獲暫定配發但未獲接納之任何供股股份，　閣下必須按指示填妥及簽署申請認購額外供股股份之表格，並連同就申請認購額外供股股份應付之股款，最遲於二零零二年五月十五日下午四時正(香港時間)一併交回本公司之股份過戶登記處香港中央證券登記有限公司，地址為香港皇后大道東183號合和中心17樓1712至1716室。**所有股款必須以港元及香港銀行賬戶開出之支票或銀行本票支付，抬頭人請註明為「Shun Tak Holdings Limited - Excess Application Account」，並以「只准入抬頭人賬戶」劃線方式開出。**本公司之股份過戶登記處香港中央證券登記有限公司將知會　閣下本公司按董事認為公平合理基準向　閣下作出額外供股股份之配額，惟少於一手買賣單位之股份之申請或獲優待如董事認為該等申請能湊合不足一手股份之現有持股量。

倘　閣下不獲額外配發供股股份或倘供股股份之條件未獲達成或豁免，則於申請時須繳交之股款預期將於二零零二年五月二十一日或該日之前以普通郵遞方式寄發支票不計利息悉數退回。倘額外配發予　閣下之供股股份少於所申請者，則剩餘之申請股款預期亦於二零零二年五月二十一日或該日之前以普通郵遞方式寄發支票不計利息悉數退回。

所有支票或銀行本票於收訖後將予過戶，而該等款項所得之全部利息將撥歸本公司所有。支票或銀行本票在首次過戶時不獲兑現之任何額外供股股份之申請可遭拒絕受理。

申請額外供股股份之表格僅供其指定收件人使用及不得轉讓。本公司之股份過戶登記處香港中央證券登記有限公司將把所有文件(包括退款支票或銀行本票)按登記地址寄發予應得人士，郵誤風險概由收件人承擔。

供股股份之股票及退款支票

待供股股份之條件獲達成後，預期繳足供股股份之股票及全部及部分不獲接納之額外供股股份之申請之退款支票，將於二零零二年五月二十一日或該日之前按交回本公司之暫定配發通知書上所示之地址，以普通郵遞方式寄發予接納(及(倘適用)申請)及支付供股股份之人士(倘屬聯名持有人，則為排名首位之申請人)，郵誤風險概由收件人承擔。

其他資料

敬希　閣下垂注章程各附錄所載之其他資料。

此致

列位合資格股東
(及列位除外海外股東及購股權持有人
及可換股擔保債券之持有人，
僅供其參考)　台照

代表董事會
信德集團有限公司
公司秘書
蘇樹輝博士
謹啟

二零零二年四月二十九日

以下為本集團於截至二零零一年十二月三十一日止三個年度之經審核綜合損益表(摘錄自本集團之年報)，連同本集團於二零零一年十二月三十一日及二零零零年十二月三十一日之經審核綜合資產負債表之概要。

綜合損益表

		截至十二月三十一日止年度		
			(重新列賬)	(重新列賬)
	附註	二零零一年	二零零零年	一九九九年
		(港幣千元)	(港幣千元)	(港幣千元)
營業額	二	5,338,650	3,238,234	2,847,522
其他收益	二	124,969	89,789	104,374
其他收入		21,652	23,500	19,156
		5,485,271	3,351,523	2,971,052
出售物業之成本		(3,350,722)	(1,379,778)	(1,199,234)
其他經營成本		(1,480,517)	(1,517,660)	(1,278,847)
經營溢利	三	654,032	454,085	492,971
融資成本	五	(122,740)	(41,702)	(34,550)
所佔聯營公司業績		12,920	69,791	56,560
所佔共同控制企業業績		(17,916)	(3,755)	(2,916)
除税前溢利		526,296	478,419	512,065
税項	六	(75,056)	(65,031)	(83,489)
除税後溢利		451,240	413,388	428,576
少數股東權益		(174,936)	(166,281)	(186,004)
股東應佔溢利		276,304	247,107	242,572
股息	七	77,697	77,697	92,298
每股盈利(仙) — 基本	八	17.8	16.0	15.8

綜合資產負債表

	附註	於十二月三十一日 二零零一年 (港幣千元)	(重新列賬) 二零零零年 (港幣千元)
非流動資產			
固定資產	九	3,450,594	3,279,634
聯營公司	十	1,024,143	1,105,011
合營投資	十一	422,544	369,179
投資	十二	482,836	437,325
應收按揭貸款		651,903	30,113
		6,032,020	5,221,262
流動資產			
持作發展/發展中物業		6,621,296	9,760,913
存貨	十三	1,239,122	176,999
代管人持有出售物業之款項		311,480	524,217
貿易及其他應收賬款、按金及預付款	十四	1,125,971	810,112
定期存款		523,204	758,626
現金及銀行結餘		64,150	113,967
		9,885,223	12,144,834
流動負債			
長期借貸之流動部份	十七	506,417	259,792
貿易及其他應付賬款、按金及應計費用	十四	686,410	618,532
稅項		93,373	19,916
		1,286,200	898,240
流動資產淨值		8,599,023	11,246,594
資產總值減流動負債		14,631,043	16,467,856

綜合資產負債表(續)

	附註	於十二月三十一日 二零零一年 (港幣千元)	(重新列賬) 二零零零年 (港幣千元)
非流動負債			
長期借貸	十七	3,560,195	6,277,264
贖回有擔保可換股債券之溢價準備		86,440	50,689
遞延税項	六	58,707	65,152
		3,705,342	6,393,105
少數股東權益及貸款	十八	5,240,584	4,597,094
資產總值		5,685,117	5,477,657
股東權益			
股本	十五	388,486	388,486
儲備	十六	5,250,013	5,042,553
擬派股息		46,618	46,618
		5,685,117	5,477,657

財務報表附註

一、主要會計政策

a) 編製基準

財務報表是按照香港公認之會計原則及由香港會計師公會頒佈之所有適用之會計準則而編製。財務報表乃根據歷史成本會計法編製，並按投資物業及若干固定資產之重估作出修訂。

以下由香港會計師公會頒佈之會計實務準則已被採納並首次使用於本年度之綜合財務報表，其主要影響摘要如下：

會計實務準則第九條(經修訂)	：	結算日後的事項
會計實務準則第十條(經修訂)	：	於聯營公司投資之會計處理
會計實務準則第十四條(經修訂)	：	租賃
會計實務準則第十八條(經修訂)	：	收益
會計實務準則第二十一條(經修訂)	：	於合營公司投資之會計處理
會計實務準則第二十六條	：	分類報告
會計實務準則第二十八條	：	撥備、或然負債及或然資產
會計實務準則第二十九條	：	無形資產
會計實務準則第三十條	：	業務合併
會計實務準則第三十一條	：	資產減值
會計實務準則第三十二條	：	綜合財務報表及於附屬公司投資之會計處理

(i) **會計實務準則第九條(經修訂)：結算日後的事項**

根據會計實務準則第九條(經修訂)，本集團不再將在結算日後才建議派發之股息確認為結算日之負債。此項會計政策變動已予追溯處理，因此所列之比較數據已予重列以符合改變後之政策。資產負債表已加入一項獨立的股東權益組成部分「擬派股息」，以明確列出就二零零零年年度建議派發末期股息46,618,000港元所作之撥備，此項撥備之前記錄為截至二零零零年十二月三十一日之負債。資產負債表內二零零零年十二月三十一日之比較數據已在流動負債項目下相應扣減46,618,000港元。

(ii) **會計實務準則第十四條(經修訂)：租賃**

因採納會計實務準則第十四條(經修訂)，營運租約需披露的資料已因應新的披露要求呈報在財務報表附註第二十(b)項和附註第二十(c)項內，為此，若干比較數據已重列以符合本年度的呈報形式。

(iii) **會計實務準則第十八條(經修訂)：收益**

會計實務準則第十八條(經修訂)規定了收益之確認及因採納上文所述之經修訂會計實務準則第九條而作出之相應修訂。結算日後本集團所投資之公司所宣派及批准之擬派末期股息不再於本年度之財務報表內確認。

因遵照此經修訂後的會計實務準則而對二零零零年年度之財務報表所列的比較數據作出前期調整，引致該年度本集團之股東應佔溢利減少6,726,000港元及資產總值減少相同數額。此前期調整撥回一家本集團所投資之公司在往年結算日後宣派及批准之股息，而此等股息曾被本集團在該年度之財務報表內確認。

為遵照此會計政策上之變動，本年度之財務報表內已確認上述本集團所投資之公司股息14,322,000港元，並引致本集團本年度之股東應佔溢利減少4,009,000港元。

(iv) 會計實務準則第二十六條：分類報告

本集團已於財務報表附註第二十三項內披露按照會計實務準則第二十六條所要求之分類資料。根據本集團之內部財務報告，本集團決定以業務分類作為首要之報告格式，而地域分類作為次要之報告格式。比較資料亦有列出。

(v) 會計實務準則第二十八條：撥備、或然負債及或然資產

在往年，遞延項目是來自香港特別行政區政府重建及賠償費用之款項，並按有關資產的相同基準於損益表內攤銷及折舊。因採用由二零零一年一月一日起會計年度生效之會計實務準則第二十八條及註釋第五條，本集團就對遞延項目之會計政策作出更改，將尚未攤銷之遞延項目轉至保留溢利。

因此項新會計政策，本集團之股東應佔溢利減少24,495,000港元（二零零零年：24,495,000港元），而截至結算日本集團之資產總值增加165,342,000港元（二零零零年：189,837,000港元）。鑑於此新會計政策已予追溯處理，儲備之年初結餘及比較數據亦已作相應之調整。

(vi) 會計實務準則第三十條：業務合併

收購附屬公司、聯營公司及共同控制企業所產生之商譽是指該等投資成本超過本集團佔所收購可分辨資產及負債之公平價值之數額。往年，商譽會在收購之年在儲備內抵銷。由於會計實務準則第三十條之推出，本集團採納其過渡性規定。所有在二零零一年一月一日之前所產生之商譽均繼續記於儲備內而不予重列。惟該等商譽之任何減值則根據會計實務準則第三十一條「資產減值」進行會計處理。

在二零零一年一月一日後產生之新商譽將會資本化為資產，然後以直線法按其經濟效益期在損益表內攤銷。今後之商譽減值虧損將會在損益表內確認。

(vii) 會計實務準則第三十一條：資產減值

根據會計實務準則第三十一條，本集團之資產賬面值乃於各結算日進行檢討，以評估是否有跡象顯示該等資產已發生減值。

根據此項新會計準則，本集團亦須評估先前已於儲備中撇銷之商譽發生之任何減值。為遵照此會計政策之變動。於二零零零年一月一日之前產生之資產減值虧損為4,733,000港元已作追溯處理。因此本集團於二零零一年十二月三十一日之資產淨值及兩年度之股東應佔溢利均無影響。

b) **編訂綜合賬表之準則**

(i) 綜合賬表包括本公司及其所有受控附屬公司截至每年十二月三十一日止經審核之財務報表。

(ii) 本年度內收購或出售之附屬公司，其業績由其收購日起計算或計至出售日止。集團間之結餘及交易，及任何集團間之交易而產生之未變現溢利均於編製綜合帳表時悉數對銷，而集團間交易產生之未變現虧損亦與未變現溢利作一致之方法處理及對銷，惟數額僅以無減值之情況出現下才對銷。

c) **商譽或負商譽**

合併時之商譽或負商譽代表投資在附屬公司、聯營公司及共同控制企業之成本超過或少於在收購日之本集團應佔所收購可分辨資產及負債之公平價值之數額。

在二零零一年一月一日後產生之新商譽將會資本化為資產，然後以直線法按其不超過二十年之經濟效益期在損益表內攤銷。在綜合財務報表內受控附屬公司之商譽按成本值減任何累積攤銷和任何資產減值虧損列賬。而聯營公司和共同控制企業之商譽成本減任何累積攤銷和任何資產減值虧損則包括在其權益賬面值內。

在二零零一年一月一日以後，在收購計劃內所涉及未曾確認的可預期的未來虧損及支出，而已能可靠地計算的負商譽者，將於此等未來虧損及支出確認時，於損益賬內確認。餘下的任何負商譽，如不超逾收購時非貨幣資產的公平價值，則按照該等非貨幣資產的可用期以加權平均數於損益賬內折舊或攤銷。惟負商譽超逾收購的非貨幣資產的公平價值之部分須立即確認於損益賬內。任何在綜合損益表內未確認的有關受控附屬公司之負商譽乃呈列為商譽，並從資產中扣除。至於聯營公司和共同控制企業，此等負商譽則包括在其權益之賬面值內。

出售附屬公司、聯營公司及共同控制企業時，以往未在損益賬內攤銷的已購入商譽部分將包括於出售該等權益之損益內計算。

d) **附屬公司**

按照香港公司條例，附屬公司為本集團直接或間接持有其逾半數已發行股本或控制其逾半數投票權或控制其董事會成員組成之公司，倘本集團有權直接或間接管治其財政及營運政策而從其業務中獲取利益，則被列為受控附屬公司。

e) **聯營公司**

聯營公司為附屬公司或合營投資外，由本集團持股權作長期性投資並在財務及營運決策上具有重大影響力之企業。

綜合損益賬包括本集團於本年度佔其聯營公司之收購後業績，當中已包括在年內任何商譽或負商譽之攤銷。在綜合資產負債表內，於聯營公司之權益初時按成本列賬，其後按收購後本集團應佔該聯營公司資產淨值之變動作出調整。

本集團與其聯營公司進行交易時，除有顯示未變現虧損導致所轉讓資產遭受減損外，未變現盈虧均予以撇銷，惟數額以本集團於有關聯營公司之權益為限。

f) **合營投資**

合營投資為一合約安排，據此本集團與至少另一合營者從事並共同控制某一經濟活動，而任何一方並無單方面對該經濟活動擁有控制權。

(i) 共同控制企業

共同控制企業乃指獨立的企業而本集團對該企業的權益作長期持有，並可與其他合營者根據合營合約上的安排，對其作出共同控制。

綜合損益賬包括本集團於本年度佔其共同控制企業之收購後業績，當中已包括年內任何商譽或負商譽之攤銷。在綜合資產負債表內，於共同控制企業之權益初時按成本列賬，其後按收購後本集團應佔該共同控制企業資產淨值之變動作出調整。

本集團與其共同控制企業進行交易時，除有顯示未變現虧損導致所轉讓資產遭受減損外，未變現盈虧均予以撇銷，惟數額以本集團於有關共同控制企業之權益為限。

(ii) 共同控制資產

共同控制資產為本集團與其他合營者按合約安排共同控制的資產，而本集團可藉共同控制而持控其應佔此等資產之未來經濟利益。

本集團應佔共同控制資產及與其他合營者共同承擔之負債按其性質分類並在資產負債表內確認。本集團在共同控制資產之權益所直接產生之負債及開支按應計項目基礎入賬。來自售賣或運用由集團應佔共同控制的資產產品的收入，及應佔由合營項目所產生的所有費用，而當該些交易附有的經濟利益可能流入或流出集團時，均已在損益賬內確認。

g) **收益確認**

主要類別的收益按下列準則在賬表內確認：

客輪運作收益於每次客輪啟航時確認。燃料銷售收入於交付顧客時確認。會所業務及維修服務收入於提供服務時確認。管理費、租金收入、旅遊服務資助和利息收入按應計項目基礎確認。股息收入於收息權確立時確認。出售已落成物業所得收入及盈利於簽訂售樓合約時確認。當發展物業經過初步建造工程後，其收益及溢利按工程進度完成的比例確認。用作計算之百分比為結算日的建造成本佔估計建造總成本之比例，按此基礎確認之溢利不能超過已收取的售樓所得金額。

h) **固定資產**

(i) *投資物業*

投資物業乃發展完成之房地產物業，擬作長期出租用途。投資物業以結算日根據每年專業估值釐定之公開市場價值列賬。重估價值產生之盈餘計入投資物業重估價值儲備賬；而重估價值產生之虧損首先撇銷過往之整體重估價值盈餘，餘額按組合基準計入損益賬內。若過往曾將虧損撥入損益賬而其後出現重估盈餘，則應將此等盈餘其中相等於該項曾從損益賬扣除的虧損之數額撥回損益賬。於出售投資物業時，以前計入重估價值儲備賬之有關重估價值盈餘則撥回並列報於損益賬內。

(ii) *其他資產*

房地產物業按成本值或董事估值減累積折舊及任何累積資產減值虧損列賬，重估之盈餘則撥入資本儲備賬內。本集團採用會計實務準則第十七條第七十二段所載之條款，故房地產物業並未有作經常性價值重估。船隻及其他固定資產按成本值減累積折舊及任何累積資產減值虧損列賬。

資產之成本值包括其買價以及使資產達至運作現狀及地點以作原定用途之任何直接費用。資產運作後產生之開支，如維修保養及大修等費用，通常於產生時計入期內的損益賬內。若有情況能清楚顯示有關開支可增加資產的預期未來經濟利益，則該等開支撥作資產的額外成本。

出售資產所產生之盈虧按出售所得收入與有關資產之賬面值的差額釐定，並列於損益賬內。有關資產應佔之重估儲備結餘將撥入保留溢利並作儲備變動顯示。

(iii) 折舊

由於估值時已顧及每座樓宇於估值日之狀況，故尚餘年期超過二十年或永久業權之投資物業並無作出攤銷及折舊準備。

長期或中期租約土地乃按其租約剩餘年期作攤銷。樓宇乃按五十年或租約剩餘年期兩者之較短期間以直線攤銷法計算折舊。

船隻及其他固定資產乃按預計可使用年期，以直線攤銷法計算折舊：

	年率
船隻及躉船	5%-16.7%
其他資產	6.7%-33.3%

i) **投資證券**

投資證券為預算持續持有之證券，並於購入或更改用途時列明作長期持有，而此用途可清楚確定。

投資證券由其產生之合約日起確認為資產，並按成本值減非短暫性減值準備列入資產負債表內。此等準備按每項投資個別釐定，並即時確認為開支，但當引致撇減或撇銷的情況及事件不再存在，並有有力證據顯示新的情況及事件將會在可預見將來持續，則會將準備撥回損益賬內。撥回的金額不得高於撇減額或撇銷額。

出售投資證券之盈虧乃出售所得收入與其賬面值的差額，並於其產生之期內入賬。

j) **持作發展／發展中物業**

持作發展/ 發展中物業擬作長期用途列為固定資產，並按成本減任何累積資產減值虧損列賬。此等發展/ 發展中物業並無折舊準備。持作發展/ 發展中物業如作銷售用途則列為流動資產，並按成本減除任何預期虧損準備列賬。成本包括土地成本以及發展期間之發展及建築費用及撥作資產成本之融資成本。

k)　**有擔保可換股債券**

有擔保可換股債券分別列賬披露，除非轉為股份，否則被視為負債。融資成本包括最後贖回時須支付之溢價乃按該等債券之尚餘年期以固定比率攤銷於損益賬內。

l)　**存貨**

存貨乃按其成本及可變現淨值之較低者入賬。未售出物業之成本值計算乃按此等未售出物業佔總建築成本比例分攤，其中包括土地及發展成本、建築費用及撥作資產成本之融資成本。可變現淨值乃根據此等物業於結算日後循正常營業程序出售所得之樓款減除估計銷售費用而釐定，或由管理層按市場情況而估計。至於其他存貨，成本包括供應商之購貨成本，以先入先出及加權平均法釐定。進行中工程之成本包括直接原料、人工及在進行中工程達至現時狀況之有關費用。可變現淨值相當於正常業務過程中的估計售價減去估計完成費用及完成而達至出售所需之估計費用。

m)　**貿易應收賬項**

貿易應收賬項中被認為呆賬部分會撥出準備，而資產負債表內之貿易應收賬項已扣除有關準備列賬。

n)　**遞延稅項**

遞延稅項乃以負債方式計算可見將來因繳稅時差而產生之稅務負擔。

o)　**營運租約**

營運租約之租金收入及支出按租賃年期以直線法列入損益賬內。或然租金收入和支出乃於所賺取或產生之會計年度的損益賬內入賬。

p)　**撥作資本的借貸成本**

借貸成本於產生時支銷，但如直接建造或生產需要相當長時間才可作原定用途或出售之資產，則其借貸成本撥作資本。此等借貸成本在建造或生產活動展開時開始撥作資產成本，並在有關資產大致上可供原定用途或出售時停止。年內撥作資本之數額按有關借貸之成本減有關利息收入計算。

q)　**外幣**

以港幣以外之貨幣為單位之貨幣資產及負債和於香港以外成立的附屬公司、聯營公司和合營投資之以港幣以外之貨幣列報的財務報表，乃按結算日之兌換率伸算為港幣。以港幣以外之貨幣交易則按交易日之兌換率折算為港幣。因折算在香港以外成立的附屬公司、聯營公司及合

營投資之以港幣以外之貨幣列報的財務報表而產生之兑換差額則列為儲備變動處理，而其他兑換差額則計入經營溢利中。

r) **關連人士**

倘一方能直接或間接控制另一方或對另一方的財務及營運決策發揮重大影響力，則雙方被視為關連人士。受共同控制或共同受重大影響之人士亦被視為關連人士。

s) **資產減值**

當有跡象顯示資產，包括固定資產但投資物業除外、附屬公司、聯營公司及合營投資的賬面值可能因某些事件或情況轉變而可能未能收回時，將就該資產進行減值檢討。倘一項資產之賬面值超逾其可收回金額，相等於賬面值與可收回價值間之差額之減值將於損益賬內確認。可收回金額乃資產之淨售價與使用值兩者之較高者。淨售價乃按公平交易原則出售資產而獲得之金額減出售開支，而使用值乃預期持續使用資產及使用期屆滿出售資產時所產生之估計未來現金流量之現值。

當有跡象顯示資產之已確認減值不再存在或減少時，將撥回過往年度已確認之資產減值虧損。撥回金額列入損益賬內。

t) **購股權**

授予董事及員工認購本公司之股票的購股權，只於行使時才確認於資產負債表內。就每一股行使購股權而發行的股票，股本以面值貸入；所得淨款項高於貸入股本的餘額則貸入股份溢價賬。

u) **分類報告**

分類項目是將集團內從事於提供產品或服務(業務分類)，或在既定的經濟環境內提供產品或服務(地域分類)作分類，其所承受的風險及回報因而與其它分類項目皆有所不同。

分類資料乃按本集團之業務及地域分類呈報。首要報告形式乃業務分類，是按本集團之主要業務、管理架構及內部財務報告系統分類。

分類收入、開支、業績、資產及負債包括直接撥歸該分類項目以及可按合理比例分配之分類項目。分類收入、開支、業績、資產及負債於編制綜合賬表過程中，是以撇除集團間之結餘及交易前釐訂，惟於單一分類項目內之集團間之結餘及交易除外。不同分類項目之間之價格，乃按公平交易原則釐定。

分類資本開支為於期內購買預期可使用超過一個期間之分類資產而產生之總成本。

未分配項目主要包括財務及總公司之收入、支出及資產、計息貸款、借貸及遞延稅項。

二、營業額及收益

集團之主要業務包括物業發展，投資及管理，船務及有關服務，酒店及消閒與及投資控股。

	二零零一年 (港幣千元)	(重新列賬) 二零零零年 (港幣千元)
營業額		
出售物業所得收益	3,822,202	1,712,498
客輪運作收益	1,322,961	1,373,469
出售燃料收益	8,100	7,704
會所業務收益	35,520	44,695
租金收入	36,163	22,502
來自非上市投資股息	14,693	7,967
來自應收按揭貸款利息	1,252	1,367
管理費及其他	97,759	68,032
	5,338,650	3,238,234
其他收益		
利息收入	48,870	51,018
已收賠償金	18,065	1,009
其他	58,034	37,762
	124,969	89,789
總計	5,463,619	3,328,023

三、 經營溢利

	二零零一年 (港幣千元)	(重新列賬) 二零零零年 (港幣千元)
已計入：		
利息收入	59,954	108,650
減：於持作發展/發展中物業資產成本化之數額	(9,832)	(56,265)
	50,122	52,385
投資物業之租金收入	31,215	17,403
減：支出	(546)	(174)
	30,669	17,229
重估投資物業價值盈餘	2,367	6,500
來自非上市投資股息		
－澳門娛樂	14,322	7,596
－其他	371	371
出售固定資產之盈利	848	—
已扣除：		
存貨成本	3,637,002	1,701,525
員工開支	501,794	497,722
攤銷及折舊	157,709	180,274
核數師酬金	2,777	2,990
出售固定資產之虧損	—	3,314
營運租約項目下之物業最低應付租金	15,992	17,301
公積金供款	21,202	17,872
投資減值準備	—	1,500

四、 董事及高級管理人員之酬金

根據公司條例第一六一條所披露之董事酬金如下：

	二零零一年 (港幣千元)	二零零零年 (港幣千元)
董事酬金		
袍金		
執行董事	280	275
獨立非執行董事	400	400
非執行董事	15	20
其他酬金		
薪金及津貼	13,014	11,555
公積金公司供款	566	487
	14,275	12,737

其他酬金包括獨立非執行董事之酬金共200,000港元(二零零零年：200,000港元)。

按下列酬金級別劃分之董事人數：

董事酬金級別	董事人數 二零零一年	董事人數 二零零零年
0港元至1,000,000港元	7	7
1,000,001港元至1,500,000港元	1	1
1,500,001港元至2,000,000港元	3	4
2,000,001港元至2,500,000港元	1	—
3,500,001港元至4,000,000港元	—	1
4,000,001港元至4,500,000港元	1	—

截至二零零一年十二月三十一日止年度， 並無董事放棄支取酬金。本集團五位薪酬最高之人士，全部為本公司之董事。其酬金之詳情已披露如上。

五、 融資成本

	二零零一年 (港幣千元)	二零零零年 (港幣千元)
銀行貸款及透支之利息		
一 須於五年內全數償還	233,767	371,516
一 毋須於五年內全數償還	—	23,388
其他貸款之利息		
一 須於五年內全數償還	15,093	17,433
有擔保可換股債券之利息	23,376	23,149
贖回有擔保可換股債券之溢價準備	35,751	35,405
少數股東貸款之利息	137,146	207,732
減：於持作發展/發展中物業撥作資產成本之數額	(322,393)	(636,921)
	122,740	41,702

六、 稅項

a) 綜合損益表中之稅項：

	二零零一年 (港幣千元)	二零零零年 (港幣千元)
公司及附屬公司		
香港利得稅	26,796	4,816
海外稅項	466	268
遞延稅項	46,566	50,642
聯營公司		
香港利得稅	974	5,191
海外稅項	254	4,114
	75,056	65,031

香港利得稅準備乃按是年估計應課稅溢利以稅率16% (二零零零年：16%)計算。

海外稅項則根據有關司法權區適用之稅率計算。

本集團若干溢利乃於香港以外地區收益，故毋須繳稅。

b) 綜合資產負債表中遞延稅項之變動：

	二零零一年 (港幣千元)	二零零零年 (港幣千元)
一月一日	65,152	74,494
年內減少淨值	(6,445)	(9,342)
十二月三十一日	58,707	65,152

於結算日，本集團就遞延稅項負債而提撥之準備如下：

	二零零一年 (港幣千元)	二零零零年 (港幣千元)
加快折舊免稅額	19,802	14,510
已確認出售發展中物業之溢利	38,905	50,642
	58,707	65,152

由於部分資產在可見將來之時間差異不會出現，因此並無在賬項內作出遞延稅項撥備。鑑於重估盈餘之變現毋須課稅，故物業之重估盈餘並不構成稅務上之時間差異。因此，與重估盈餘有關之遞延稅項並不視作潛在負債。

七、 股息

	二零零一年 (港幣千元)	二零零零年 (港幣千元)
中期股息：1,553,947,128股，每股派2仙 (二零零零年：1,553,947,128股，每股派2仙)	31,079	31,079
擬派末期股息：1,553,947,128 股，每股派3仙 (二零零零年：1,553,947,128股，每股派3仙)	46,618	46,618
	77,697	77,697

八、 每股盈利

每股基本盈利乃根據年度內股東應佔溢利並按已發行股份1,553,947,128股(二零零零年：加權平均數1,546,750,696股)計算。

由於可能發行之普通股不具攤薄作用，故無列出攤薄後每股盈利。

九、 固定資產

	投資物業 (港幣千元)	房地產 (港幣千元)	發展中物業 (港幣千元)	船隻及躉船 (港幣千元)	其他資產 (港幣千元)	總值 (港幣千元)
成本及估值						
二零零一年一月一日	269,000	534,269	1,318,538	1,991,857	770,573	4,884,237
添置/轉入	–	32,569	330,616	12,102	19,124	394,411
出售/轉出	–	–	–	(98,156)	(38,809)	(136,965)
重新分類	1,649,154	–	(1,649,154)	–	–	–
重估盈餘	11,125	–	–	–	–	11,125
二零零一年十二月三十一日	1,929,279	566,838	–	1,905,803	750,888	5,152,808
攤銷及折舊						
二零零一年一月一日	–	212,468	–	914,637	477,498	1,604,603
本年度攤銷及折舊	–	6,711	–	91,314	59,684	157,709
出售時撥回	–	–	–	(29,442)	(30,656)	(60,098)
二零零一年十二月三十一日	–	219,179	–	976,509	506,526	1,702,214
賬面淨值						
二零零一年十二月三十一日	1,929,279	347,659	–	929,294	244,362	3,450,594
二零零零年十二月三十一日	269,000	321,801	1,318,538	1,077,220	293,075	3,279,634

本集團之其他資產主要包括傢具、裝修及維修之船隻零件。

本集團之投資物業及房地產於二零零一年十二月三十一日之成本值及估值分析如下：

	位於香港 (長期租約) (港幣千元)	位於香港 (中期租約) (港幣千元)	位於香港以外 (中期租約) (港幣千元)	位於香港以外 (永久業權) (港幣千元)	總值 (港幣千元)
投資物業					
二零零一年					
專業估值	200,000	1,685,279	–	44,000	1,929,279
房地產					
一九八九年					
董事估值	80,080	–	–	–	80,080
成本值	13,369	451,213	22,176	–	486,758
	93,449	451,213	22,176	–	566,838

所有投資物業均以營運租約形式持有作收租用途。

投資物業在二零零一年十二月三十一日依據公開市值由獨立專業估值師第一太平戴維斯(香港)有限公司及卓德測計師行作出估值。

所有其他固定資產按成本值或估值減累積折舊列賬。

發展中物業已重新分類為投資物業，其中包括於年內資本化之融資成本為19,606,000港元(二零零零年：58,425,000港元)。

十、 聯營公司

	二零零一年 (港幣千元)	二零零零年 (港幣千元)
所佔淨資產	316,299	365,443
次級貸款	59,651	64,499
聯營公司欠款	661,044	697,920
尚欠聯營公司款項	(12,851)	(22,851)
	707,844	739,568
	1,024,143	1,105,011

所佔聯營公司之業績，其中包括一家聯營公司因採用會計實務準則第十七條(經修訂)及第二十八條而產生的前期調整為18,449,000港元。

十一、 合營投資

(a) 共同控制企業

	二零零一年 (港幣千元)	二零零零年 (港幣千元)
所佔淨資產	244,837	220,915
未攤銷之商譽	10,446	—
共同控制企業欠款	167,261	148,264
	422,544	369,179

本集團所佔共同控制企業之業績包括商譽攤銷為550,000港元（二零零零年：無）。

(b) 共同控制資產

於結算日，與集團所持有共同控制資產權益有關而在賬表內確認之資產及負債總額如下：

	二零零一年 (港幣千元)	二零零零年 (港幣千元)
資產		
發展中物業	1,901,106	1,458,566
應收賬款及按金	64,126	3,784
現金及銀行結餘	23,123	10,978
	1,988,355	1,473,328
負債		
合營投資夥伴貸款	266,481	251,388
應付賬款及應計費用	180,879	26,717
銀行貸款	818,011	545,505
	1,265,371	823,610

十二、 投資

	二零零一年 (港幣千元)	二零零零年 (港幣千元)
投資證券		
上市股份	25,694	—
非上市股份減準備	426,057	406,167
國內合營投資權益減準備	2,629	2,629
貸款	28,316	28,389
	482,696	437,185
會所會籍按成本價	140	140
總計	482,836	437,325
上市股份之市場價值	9,112	—

十三、 存貨

	二零零一年 (港幣千元)	二零零零年 (港幣千元)
物業	1,105,256	51,518
零件	131,889	122,606
其他	1,786	2,769
	1,238,931	176,893
進行中工程	191	106
	1,239,122	176,999

持作營運收租用途之物業總賬面值為25,483,000港元(二零零零年：35,153,000港元)。

十四、 貿易應收及應付賬款 － 賬齡分析

本集團維持着一個明確的信貸政策而貿易應收賬款之賬齡分析如下：

	二零零一年 (港幣千元)	二零零零年 (港幣千元)
零至三十日	98,227	70,850
三十一日至六十日	16,589	15,313
六十一日至九十日	3,983	7,581
超過九十日	113,691	46,023
	232,490	139,767

貿易應付賬款之賬齡分析如下：

	二零零一年 (港幣千元)	二零零零年 (港幣千元)
零至三十日	314,320	238,549
三十一日至六十日	3,063	8,485
六十一日至九十日	491	46
超過九十日	15,997	1,123
	333,871	248,203

十五、 股本

	股份數目	二零零一年 (港幣千元)	二零零零年 (港幣千元)
法定股本			
每股面值0.25港元普通股	2,000,000,000	500,000	500,000
發行及已繳足股本			
每股面值0.25港元普通股			
一月一日	1,553,947,128	388,486	384,576
購回股份	–	–	(244)
發行代息股份	–	–	4,154
十二月三十一日	1,553,947,128	388,486	388,486

根據已批准之購股權計劃(計劃)，合資格的董事及僱員有權認購本公司的普通股股份。認購價為給予購股權日前五個交易日本公司現有股份在香港聯合交易所的平均收市價的百分之八十。根據此計劃，發給僱員的購股權可由授出日起計五年內行使，而發給董事的購股權則可由授出日起計十年內行使。截至二零零一年十二月三十一日尚未行使的購股權如下：

購股權授出日期	行使價	購股權數量
一九九三年六月十日	5.18港元	30,000,000
一九九五年三月二十四日	3.48港元	5,200,000
二零零零年一月三日	1.20港元	24,600,000

十六、 儲備

	二零零一年 (港幣千元)	二零零零年 (港幣千元)
資本儲備賬		
一月一日		
— 原列賬	125,569	125,322
— 採納會計實務準則第三十一條之調整（附註一(a) (vii)）	4,733	4,733
— 重新列賬	130,302	130,055
收購附屬公司所產生之儲備	—	247
十二月三十一日	130,302	130,302
投資物業重估價值儲備賬		
一月一日	—	—
重估盈餘	11,125	—
撥回以往從損益賬扣除的重估虧損	(2,367)	—
十二月三十一日	8,758	—
股份溢價賬		
一月一日	3,510,565	3,497,120
發行代息股份	—	13,445
十二月三十一日	3,510,565	3,510,565
資本贖回儲備賬		
一月一日	5,019	4,775
由損益賬轉入	—	244
十二月三十一日	5,019	5,019
滙兑儲備賬		
一月一日	4,294	3,871
滙兑差額	95	423
十二月三十一日	4,389	4,294
損益賬		
一月一日		
— 原列賬	1,221,591	1,021,853
— 採納會計實務準則第十八條（經修訂）之調整（附註一(a) (iii)）	(14,322)	(7,596)
— 採納會計實務準則第二十八條之調整（附註一(a) (v)）	189,837	214,332
— 採納會計實務準則第三十一條之調整（附註一(a) (vii)）	(4,733)	(4,733)
— 重新列賬	1,392,373	1,223,856
年內溢利	276,304	247,107
	1,668,677	1,470,963
轉入資本贖回儲備賬	—	(244)
購回股份之應付溢價及經紀費	—	(649)
股息	(77,697)	(77,697)
十二月三十一日	1,590,980	1,392,373
	5,250,013	5,042,553

於結算日資本儲備賬內包括商譽及負商譽分別為56,869,000港元及10,199,000港元（二零零零年：56,869,000港元及10,199,000港元）。

根據公司條例第七十九條B規定計算，本公司於結算日可分配予股東之儲備為569,477,000港元（二零零零年：597,128,000港元）。

本集團之保留溢利／（虧損）分析如下：

	本公司及附屬公司（港幣千元）	聯營公司（港幣千元）	共同控制企業（港幣千元）	總值（港幣千元）
於二零零一年十二月三十一日之保留溢利／（虧損）	1,476,343	150,562	(35,925)	1,590,980
於二零零零年十二月三十一日之保留溢利／（虧損）（重新列賬）	1,248,494	159,444	(15,565)	1,392,373

十七、 長期借貸

	二零零一年 (港幣千元)	二零零零年 (港幣千元)
須於下列期限償還之銀行貸款		
不超過一年	506,417	259,792
超過一年，但少於兩年	1,013,021	3,354,800
超過兩年，但少於五年	1,732,493	2,073,650
超過五年	—	49,226
減：列於流動負債內之流動部分	(506,417)	(259,792)
小計	2,745,514	5,477,676
須於下列期限償還之其他貸款		
超過兩年，但少於五年	266,481	251,388
超過五年	5,000	5,000
小計	271,481	256,388
有擔保可換股債券	543,200	543,200
總計	3,560,195	6,277,264
包括：		
銀行貸款(附註a)	3,251,931	5,737,468
其他貸款(附註b)	271,481	256,388
有擔保可換股債券(附註c)	543,200	543,200
減：列於流動負債內之流動部分	(506,417)	(259,792)
總計	3,560,195	6,277,264

附註：

a) 銀行貸款1,441,931,000港元(二零零零年：4,017,468,000港元)乃以本集團某些資產作抵押，包括投資物業1,675,279,000港元　(二零零零年：無)、持作發展／發展中物業5,731,534,000港元(二零零零年：10,214,438,000港元)、物業存貨1,053,738,000港元(二零零零年：無)及船隻677,189,000港元(二零零零年：804,863,000港元)。餘額由本公司作出擔保而取得。銀行貸款中1,311,920,000港元(二零零零年：1,245,963,000港元)為分期償還。

b) 其他貸款屬無抵押但其中266,481,000港元(二零零零年：251,388,000港元)，以香港銀行同業拆息加1.25%利息，餘額則免利息。

c) 一九九九年七月，一家附屬公司發行總值七千萬美元用作支付長沙灣船廠舊址重建計劃之補地價金額及發展費用以年利率4.25%並須於每滿一年後付息之有擔保可換股債券。該批債券由本公司擔保，並在盧森堡證券交易所上市。債券持有人可在一九九九年七月二十七日至二零零四年七月二十日期間，隨時按7.76港元兌1美元之固定滙率，以每股2.425港元兌換價(可作出調整)將債券轉換為每股面值0.25港元之本公司股份。除非先前已被回購及註銷、贖回或轉換，該批債券將於二零零四年七月二十七日按本金之132.5%加應計利息贖回。賬表內已就應付溢價提撥準備，使應付溢價於債券有效期內按固定比率撇銷。

十八、 少數股東權益及貸款

	二零零一年 (港幣千元)	二零零零年 (港幣千元)
應佔權益	751,932	579,434
少數股東貸款	4,488,652	4,017,660
	5,240,584	4,597,094

少數股東貸款並無擔保及並無固定還款期。本集團並無對少數股東貸款作出任何之擔保。其中2,973,916,000港元(二零零零年：2,886,362,000港元)乃以香港銀行同業拆息加0.58%至1.25%計利息而餘額則免利息。

十九、 公積金計劃

本集團已根據強制性公積金計劃條例於二零零零年十二月設立強制性公積金(強積金)計劃。由於本集團現行之公積金計劃已獲豁免，所有員工均可選擇加入強積金計劃或維持原有計劃。如員工選擇加入強積金計劃，公司和員工均須以僱員有關入息(以二萬港元為上限)之百分之五作為供款。員工可選擇高於此最低供款額之自願性供款。

除強積金計劃外，本集團亦已有兩個定額供款之公積金計劃，包括所有於二零零零年八月二日前加入本集團及不選擇加入強積金之合資格員工。本公司和員工均須以僱員之每月基本薪金之百分之五作為供款。

此強積金計劃及其他定額供款之公積金計劃之資產均由獨立之信託人管理。本集團已撥入二零零一年十二月三十一日止年度之損益賬之供款為21,202,000港元(二零零零年：17,872,000港元)。是年並沒有因員工退出該等定額供款之公積金計劃而被沒收公積金僱主供款(二零零零年：902,000港元)，已用以抵銷年內僱主之供款。於結算日，集團有15,491,000港元(二零零零年：17,584,000港元)之沒收供款可供使用，以抵銷日後集團對有關計劃的供款。

二十、 承擔

(a) 資本承擔

	二零零一年 (港幣千元)	二零零零年 (港幣千元)
已簽約但未撥備		
資本性支出	1,306	2,271
已批准但未簽約		
資本性支出	3,469	3,159

(b) 租約承擔

來年之應付不能取消之營運租約之最低租金總額如下：

	二零零一年 (港幣千元)	(重新列賬) 二零零零年 (港幣千元)
第一年內	8,573	10,852
第二至第五年內	1,166	8,174
	9,739	19,026

本集團之營運租約之年期主要介乎1年至3年。

(c) **來年應收之最低租金**

來年之應收不能取消之營運租約之最低租金總額如下：

	二零零一年 (港幣千元)	二零零零年 (港幣千元)
第一年內	71,186	12,603
第二至第五年內	194,135	4,414
第五年後	37,506	—
	302,827	17,017

本集團之營運租約之年期主要介乎1年至9年。

(d) 本集團因在正常業務運作過程中簽訂多項合約以完成地產發展項目。於結算日未撥備之工程承擔總值約1,194,362,000港元(二零零零年：519,073,000港元)，其中約1,085,276,000港元(二零零零年：65,827,000港元)與共同控制資產有關。

二十一、 或然負債

	二零零一年 (港幣千元)	二零零零年 (港幣千元)
銀行發出信用狀	1,432	799
未撥備之遞延稅項責任	—	6,773

二十二、 關連人士交易

i) 集團按正常商業條件及在正常業務運作過程中進行重大的關連人士交易，詳情如下：

	附註	二零零一年 (港幣千元)	(重新列賬) 二零零零年 (港幣千元)
與澳門旅遊娛樂有限公司(澳門娛樂)之重大交易	(a)		
已收澳門娛樂股息		14,322	7,596
已收澳門娛樂資助		29,879	24,708
售予澳門娛樂船票		358,978	334,260
就出售船票而付予澳門娛樂的折扣及佣金		59,246	57,503
就酒店管理向澳門娛樂收取的管理費及獎金		21,723	17,804
就澳門船務向澳門娛樂購入燃料		77,596	83,933
澳門娛樂代本集團收取在澳門銷售船票及提供有關服務的收入		292,022	337,385
就澳門船務業務向澳門娛樂償還的開支		150,156	150,641
澳門娛樂償還予本集團有關澳門旅遊塔會展中心分享的資源及承擔的開支		55,293	—
存於澳門娛樂之附屬公司誠興銀行的銀行戶口		7,795	150,000
收取澳門娛樂之船舶租金收益		93,075	45,672
與香港中國旅行社有限公司(香港中旅)之重大交易	(b)		
就出售船票而付予香港中旅的佣金		24,725	25,736
香港中旅代本集團收取銷售船票及提供有關服務的淨收入		141,594	175,978
信德船務有限公司及其聯營公司(信德船務)			
償還信德船務分享的資源及承擔的開支	(a)	34,420	36,887
向一家聯營公司收取的房地產租金及有關服務費		4,950	4,915
付予信德中心有限公司(信德中心)的房地產租金及有關服務費	(c)	6,010	8,645
已收聯營公司之利息收入		28,270	29,682
已付一家附屬公司少數股東之利息支出		137,145	207,732
已付合營投資夥伴之利息支出		15,093	17,432
已付一家附屬公司少數股東之銷售佣金		18,171	2,946
已付一家聯營公司之保險費		21,880	15,976
已付一家合營投資之建築成本		160,159	—

附註：

(a) 本公司董事何鴻燊博士及鄭裕彤博士為澳門娛樂及信德船務董事，並且直接及/ 或間接擁有該兩家公司的實益權益。本公司董事莫何婉穎女士擁有信德船務的實益權益。信德船務為本公司之主要股東。

(b) 香港中旅為香港中旅國際投資有限公司之附屬公司。香港中旅國際投資有限公司為本集團一家附屬公司的少數股東。

(c) 何鴻燊博士、澳門娛樂及新世界發展有限公司(新世界發展)擁有信德中心的實益權益。鄭裕彤博士為新世界發展主席及主要股東。

ii) 若干關連人士交易亦在截至二零零一年十二月三十一日止年度之董事會報告書的「關連交易」內披露。

iii) 聯營公司、合營企業、合營投資夥伴及少數股東之應收及應付款項於財務報表附註第十、第十一項及第十八項內披露。

二十三、　分類資料

(a)　業務分類

二零零一年

	船務 (港幣千元)	地產 (港幣千元)	酒店及消閒 (港幣千元)	投資及其他 (港幣千元)	各分類間之撇銷 (港幣千元)	綜合 (港幣千元)
營業額及收益						
對外營業額	1,357,803	3,895,961	70,192	14,694	—	5,338,650
各分類間之營業額	1,791	964	—	—	(2,755)	—
其他收益	61,444	13,805	404	12	—	75,665
	1,421,038	3,910,730	70,596	14,706	(2,755)	5,414,315
分類業績	164,976	482,432	4,906	12,392	—	664,706
未分配收入						22,086
未分配支出						(81,630)
利息收入						48,870
經營溢利						654,032
融資成本						(122,740)
所佔聯營公司業績	—	(13,732)	16,191	10,461	—	12,920
所佔共同控制企業業績	—	(3,096)	(4,741)	(10,079)	—	(17,916)
除稅前溢利						526,296
稅項						(75,056)
少數股東權益						(174,936)
年內淨溢利						276,304
資產						
分類資產	1,750,887	11,856,976	124,517	486,986	(681)	14,218,685
聯營公司	—	620,377	366,605	37,161	—	1,024,143
合營投資	—	364,314	15,892	42,338	—	422,544
未分配資產						251,871
總資產						15,917,243
負債						
分類負債	162,388	5,728,134	36,857	113	(681)	5,926,811
未分配負債						3,553,383
總負債						9,480,194
其他資料						
資本性支出	58,646	331,016	4,219	88		
攤銷及折舊	146,260	4,612	6,219	189		

二零零零年（重新列賬）

	船務 (港幣千元)	地產 (港幣千元)	酒店及消閒 (港幣千元)	投資及其他 (港幣千元)	各分類間之撇銷 (港幣千元)	綜合 (港幣千元)
營業額及收益						
對外營業額	1,408,794	1,754,709	66,763	7,968	–	3,238,234
各分類間之營業額	2,746	964	–	–	(3,710)	–
其他收益	37,129	666	500	29	–	38,324
	1,448,669	1,756,339	67,263	7,997	(3,710)	3,276,558
分類業績	117,497	335,680	1,111	7,402	–	461,690
未分配收入						23,947
未分配支出						(82,570)
利息收入						51,018
經營溢利						454,085
融資成本						(41,702)
所佔聯營公司業績	–	(8,401)	6,770	71,422	–	69,791
所佔共同控制企業業績	–	(2,755)	(1,000)	–	–	(3,755)
除税前溢利						478,419
税項						(65,031)
少數股東權益						(166,281)
年內淨溢利						247,107
資產						
分類資產	1,892,995	12,803,925	82,645	473,539	(312)	15,252,792
聯營公司	–	672,134	364,908	67,969	–	1,105,011
合營投資	–	359,919	9,260	–	–	369,179
未分配資產						639,114
總資產						17,366,096
負債						
分類負債	214,857	10,274,991	8,930	90	(312)	10,498,556
未分配負債						810,449
總負債						11,309,005
其他資料						
資本性支出	32,911	359,334	23,188	995		
攤銷及折舊	169,354	6,604	3,861	–		

(b) 地區分類

	香港 (港幣千元)	澳門 (港幣千元)	其他 (港幣千元)	綜合 (港幣千元)
二零零一年				
營業額及收益	4,670,450	682,276	61,589	5,414,315
分類資產	13,657,614	1,106,414	1,153,215	15,917,243
資本性支出	394,323	–	88	
二零零零年(重新列賬)				
營業額及收益	2,512,992	710,803	52,763	3,276,558
分類資產	14,951,572	1,246,463	1,168,061	17,366,096
資本性支出	415,086	759	995	

二十四、 結算日後的重要事項

(i) 本集團以194,000,000港元出售於香港華民航空有限公司之權益，可帶來約177,800,000港元之盈利。

(ii) 本集團以500,000,000港元收購位於澳門氹仔佔地99,000平方米之酒店及商業用地開發權。

(iii) 於二零零二年三月二十一日，本公司建議以供股方式集資約388,500,000港元，按每股供股股份1港元之價格，進行涉及不少於388,486,782股供股股份之供股。因供股股份亦有權取得二零零一年每股3仙之末期股息，所以概列於財務報表附註第七項中的末期股息將會因發行供股股份而增加約11,700,000港元。

二十五、 比較數字

若干比較數字已予重新分類，以符合本年度財務報表的編列方式。

債項聲明

於二零零二年三月二十八日（即就刊印本章程前編製本債項聲明之最後實際可行日期）營業時間結束時，本集團為數9,081,000,000港元之尚未償還借款包括下列各項：

(1) 以集團之船隻及發展中物業作抵押之銀行貸款約1,339,000,000港元；

(2) 無抵押銀行貸款約2,252,000,000港元；

(3) 無抵押其他貸款約4,947,000,000港元（包括本公司附屬公司少數股東之貸款約為4,673,000,000港元）；及

(4) 約達543,000,000港元之可換股擔保債券。

於二零零二年三月二十八日營業時間結束時，本集團於發出之信用狀之或然負債約1,200,000港元。

除上文所披露及集團內公司間之負債外，本集團於二零零二年三月二十八日營業時間結束時概無任何尚未償還之銀行貸款及透支、按揭、抵押、債券及其他借貸資本，或類似債務、融資租約或租購承擔、擔保或其他重大或然負債。

營運資金

董事認為，經計及現有銀行設施、內部資源及預期供股之所得款項淨額不少於約382,000,000港元後，在無任何不可預見之情況下，本集團將具備充裕之營運資金應付其目前所需。

備考經調整未經審核綜合有形資產淨值報表

以下為本集團根據本集團於二零零一年十二月三十一日之經審核綜合資產淨值編製之備考經調整未經審核綜合有形資產淨值報表，並經作出下列之調整：

	百萬港元
本集團於二零零一年十二月三十一日之經審核綜合資產淨值	5,685
因收購於共同控制企業中之權益產生之未攤銷商譽	(10)
本集團於二零零一年十二月三十一日之經審核綜合有形資產淨值	5,675
於二零零二年二月出售於一間聯營公司香港華民航空有限公司中之權益後所產生之股東應佔溢利	139
供股前本集團之備考經調整未經審核綜合有形資產淨值	5,814
供股估計所得款項淨額	382
供股後本集團之備考經調整未經審核綜合有形資產淨值	6,196
根據於最後實際可行日期已發行之1,553,947,128股股份計算於供股前之每股備考經調整未經審核綜合有形資產淨值	3.74港元
根據緊隨完成供股及計及供股估計所得款項淨額後已發行之1,942,433,910股股份計算於供股後之每股備考經調整未經審核綜合有形資產淨值	3.19港元

1. 股本

(a) 法定及已發行股本

本公司於供股完成後之法定及已發行股本(假設供股成為無條件)將如下：

法定：		港元
2,000,000,000	股股份於最後實際可行日期	500,000,000
2,000,000,000	股股份於股東特別大會上增加法定股本	500,000,000
4,000,000,000	股股份於股東特別大會之後	1,000,000,000

繳足或入賬列作繳足已發行及將予發行之股份：

1,553,947,128	股股份於最後實際可行日期	388,486,782
388,486,782	股股份根據供股將予發行	97,121,696
1,942,433,910	股股份於緊隨供股完成後已發行	485,608,478

除章程所披露者外，於最後實際可行日期，本集團任何成員公司之資本概無附有購股權或同意有條件或無條件附有購股權。

(b) 購股權

於最後實際可行日期，本公司擁有根據購股權計劃向本集團若干董事及僱員授出尚未行使購股權，賦予持有人權利認購合共59,800,000股新股份(可予調整)。尚未行使之購股權可於分別授予僱員及董事之日起計之五年及十年內隨時予以行使。有關購股權計劃之進一步詳情，請參閱章程附錄一之「財務報表附註」附註十五。

(c) 可換股擔保債券

於最後實際可行日期，本公司擁有賦予可換股擔保債券之持有人於二零零四年七月二十日前隨時按每股股份2.425港元之換股價將債券轉換為224,000,000股股份之尚未轉換可換股擔保債券(固定滙率為1.00美元兑7.76港元，惟可予調整)。有關可換股擔保債券之進一步詳情，請參閱章程附錄一之「財務報表附註」附註十七(c)。

2. 權益披露

於最後實際可行日期，董事在本公司或其相聯法團(按證券披露權益條例(「披露權益條例」之定義)股本中擁有根據披露權益條例第28條須知會聯交所及本公司之權益(包括根據披露權益條例第31條或附表第一部彼等被視為或當作擁有之權益)或根據披露權益條例第29條規定本通函所述須載於登記冊內之權益或根據上市公司董事進行證券交易的標準守則須知會本公司及聯交所之權益如下：

(a) 董事於本公司之權益

	每股面值0.25港元之普通股		
董事姓名	個人權益	家族權益	公司權益
何鴻燊(附註)	240,517,502	4,915,780	36,285,523
羅保爵士	—	—	—
關超然	—	—	—
鄭裕彤	—	—	—
莫何婉穎	266,102	—	—
何超瓊	8,835,045	—	—
何超鳳	9,249,802	—	—
蘇樹輝	8,325,000	—	—
禤永明	48,000	—	—
謝天賜	2,325,000	—	—
陳偉能	8,025,000	—	—
何超蕸	—	—	—

附註：何鴻燊博士實益擁有Sharikat Investments Ltd.及Dareset Ltd.之權益，而該兩家公司分別實益擁有11,446,536股及24,838,987股股份。

(b) 董事於附屬公司之權益

董事姓名	附屬公司名稱	個人權益	公司權益
何鴻燊	信德文化廣場有限公司	–	普通股4股(或40%)
	Stabilo Ltd.	普通股560股(或11.2%)	–
蘇樹輝	Stabilo Ltd.	普通股72股(或1.44%)	–
禤永明	Stabilo Ltd.	普通股68股(或1.36%)	–
謝天賜	Stabilo Ltd.	普通股68股(或1.36%)	–
陳偉能	Stabilo Ltd.	普通股32股(或0.64%)	–

蘇樹輝博士、謝天賜先生、禤永明先生、何超瓊女士及何超鳳女士受本公司或其附屬公司委託持有若干本公司附屬公司之代理人股份。

(c) 董事於聯營公司之權益

何鴻燊博士持有南耀有限公司普通股1股(即10%權益)作為其個人權益。

d) 購股權

於最後實際可行日期，根據購股權計劃授予董事之購股權計劃之詳情如下：

承授人	授出日期	行使期間	每股股份之行使價	購股權數目
何鴻燊	一九九三年六月十日	一九九三年六月十日至二零零三年六月九日	5.18元	30,000,000
何超瓊	一九九五年三月二十四日	一九九五年三月二十四日至二零零五年三月二十三日	3.48元	2,500,000
	二零零零年一月三日	二零零零年一月三日至二零一零年一月二日	1.20元	10,000,000
何超鳳	一九九五年三月二十四日	一九九五年三月二十四日至二零零五年三月二十三日	3.48元	2,700,000
	二零零零年一月三日	二零零零年一月三日至二零一零年一月二日	1.20元	10,000,000
何超蕸	二零零零年一月三日	二零零零年一月三日至二零一零年一月二日	1.20元	3,000,000

e) 於合約或安排中之權益

1. 於二零零二年一月三日訂立之協議，本集團重續與澳門旅遊娛樂有限公司(「澳門娛樂」)訂立之出租協議，自二零零二年一月一日起計，為期一年，何鴻燊博士及鄭裕彤博士於澳門娛樂擁有權益。根據協議，本集團向澳門娛樂出租兩艘客輪，並代其經營來往九龍中國客運碼頭至澳門新口岸碼頭之平價客輪服務。為期一年之租金協定約為106,700,000港元。

根據於一九九九年六月三日訂立之澳門娛樂代理協議，本集團委任澳門娛樂作為其於澳門外港碼頭出售船票之獨家代理，以及獲委任為於澳門其他地方之售票處直接出售船票之非獨家代理。澳門娛樂支付之佣金協定為澳門娛樂已出售船票總銷售淨額(不包括澳門娛樂購買之船票)之5%。

除本章程所披露者外，於最後實際可行日期，本集團任何成員公司概無訂立任何董事於其當中擁有重大權益及對本集團之業務而言屬重大之合約或安排。

2. 於二零零二年二月二十日訂立之協議，本集團將其於一間提供貨物空運服務之香港華民航空有限公司(「香港航空」)中25%之權益售予國泰航空有限公司，代價為194,000,000港元。本集團於香港航空之權益由一間附屬公司Stabilo Limited持有，何鴻燊博士、蘇樹輝博士、禤永明先生、謝天賜先生及陳偉能先生亦於該公司擁有實益權益。

本集團向何鴻燊先生、澳門娛樂及新世界發展有限公司(鄭裕彤博士為主席兼主要股東)實益擁有之公司信德中心有限公司租用信德中心之碼頭空間。本集團於截至二零零一年十二月三十一日止年度根據於最後實際可行日期仍然有效之租約之條款所支付之租金及相關開支約為4,500,000港元。

除本章程所披露者外，於最後實際可行日期，董事概無於自二零零一年十二月三十一日以來(即編製本公司之最新公佈之經審核賬目之日期)已獲本集團任何成員公司收購或出售，或出租予本集團任何成員公司，或建議由本集團任何成員公司收購或出售，或建議出租予本集團任何成員公司之任何資產中擁有任何直接或間接權益。

3. 於最後實際可行日期，董事概無與任何本集團成員公司訂立任何現有或建議訂立之服務合約(不包括一年內屆滿或由僱主不作補償(法定補償除外)而予以終止之合約)。

f) **主要股東**

於最後實際可行日期，根據披露權益條例第16(1)條存置之主要股東名冊顯示除權益載於上文之何鴻燊博士外，下列股東於本公司已發行股本中擁有10%或以上之權益：

股東姓名	**所持有之股份數目**
信德船務有限公司及其附屬公司(附註)	598,030,322

附註： 何鴻燊博士、鄭裕彤博士及莫何婉穎女士於信德船務有限公司中擁有實益權益。

除上文所披露者外，概無任何人士因於本公司已發行股本中擁有10%或以上之權益而已知會本公司。

3. 董事

何鴻燊博士，O.B.E.，集團行政主席，八十歲。何鴻燊博士為集團創辦人兼行政主席，自集團一九七二年成立以來即擔任本公司之董事。他還兼任信德船務有限公司*董事及上市之新濠國際發展有限公司主席。

何博士現任香港地產建設商會會長、香港大學教研發展基金董事局主席、香港大學校董會及校務委員會成員，以及香港理工大學顧問委員會創會會員。

此外，何博士為香港公益金名譽副會長、香港明天更好基金信託委員會委員和演藝學院友誼社贊助人。

在澳門，何博士身兼澳門旅遊娛樂有限公司總經理、澳門博彩股份有限公司行政總裁及澳門國際機場專營公司董事會副主席，以及誠興銀行董事會主席和澳門賽馬會董事局主席。

何博士現任第九屆中國人民政治協商會議常務委員會委員。

羅保爵士，C.B.E., LL.D., J.P.，獨立非執行董事，七十九歲。羅保爵士於一九九四年獲委任為獨立非執行董事。羅爵士乃香港公益金及香港善導會之副贊助人。此外，羅爵士亦為香港工商專聯信託委員會委員及香港明愛理事會成員。

關超然先生，M.A. (CANTAB), F.C.A., F.H.K.S.A., C.P.A., J.P.，獨立非執行董事，六十五歲。關超然先生於一九九四年獲委任為獨立非執行董事，現任德勤•關黃陳方會計師行主席。

鄭裕彤博士，非執行董事，七十六歲。鄭裕彤博士自一九八二年起擔任本公司董事、身兼信德船務有限公司*董事、香港地產建設商會副會長和香港金銀業貿易場諮詢委員會董事。鄭博士為新世界發展有限公司主席、周大福珠寶有限公司主席、恒生銀行有限公司董事及香港明天更好基金信託委員會委員。

莫何婉穎女士，非執行董事，七十三歲，莫何婉穎女士乃集團行政主席何鴻燊博士之胞妹，於一九九九年三月獲委任為非執行董事。莫太為澳門旅遊娛樂有限公司監察委員會委員。

* 信德船務有限公司為主要股東

何超瓊女士，董事總經理，三十九歲。何超瓊女士乃集團行政主席何鴻燊博士之千金，一九九五年一月獲委任為本集團執行董事，並於一九九九年六月獲委任為本集團董事總經理。

何女士為澳門旅遊娛樂有限公司董事及澳門航空股份有限公司執行董事，並身兼政協廣東省委員會委員、香港大學教研發展基金有限公司創會名譽顧問及董事局成員，以及香港明天更好基金顧問委員會委員。

何女士並為信德中旅船務投資有限公司行政總裁兼董事，直接掌管本集團船務業務。

何女士擁有聖克萊大學市場學及國際商業管理學士學位。

何超鳳女士，副董事總經理，三十七歲。何超鳳女士乃集團行政主席何鴻燊博士之千金，一九九四年一月加入本集團，同年十月獲委任為執行董事。何女士於一九九九年六月成為副董事總經理及於同年十月出任財務總監一職。

何女士現時除參與本集團之策劃及開發外，也負責整體之財務活動以及物業銷售及投資。

何女士擁有加拿大多倫多大學工商管理碩士學位(主修財務)和南加州大學學士學位(主修市場學)。

何女士亦為香港地產建設商會執行委員會委員、香港地產行政學會之成員、香港加拿大國際學校之校董局顧問及The Dean's Advisory Board of University of Toronto之香港顧問。

蘇樹輝博士，執行董事，五十一歲。蘇博士於一九七五年加入本集團，一九九一年獲委任為執行董事。蘇博士亦為香港大學教研發展基金創會名譽董事。蘇博士為第九屆中國人民政治協商會議委員。

蘇博士為特許秘書及行政人員公會會員，現任本集團之公司秘書，負責集團之行政及企業拓展事務。

蘇博士持有澳洲Southern Cross University企業管理博士學位及香港大學理學士學位。

禤永明先生，執行董事，六十歲。禤永明先生於一九七九年加入本集團，一九九一年獲委任為執行董事，現負責集團之策略性規劃、企業發展及與金融和投資有關的事務。

禤先生為澳門誠興銀行之執行董事兼行政總裁和澳門國際機場專營公司及在葡國里斯本上市之Estoril Sol，SGPS公司之執行董事，並為兩儀控股有限公司主席。禤先生亦為英國特許銀行學會及香港證券學會會員。

謝天賜先生，執行董事，四十九歲。謝天賜先生於一九八一年加入本集團，一九九一年獲委任為執行董事。

謝先生是亞太航空公司及港聯直升機有限公司之行政總裁。

陳偉能先生，執行董事，五十四歲。陳偉能先生於一九八七年加入本集團，一九九一年獲委任為執行董事。

陳先生目前為香港地產建設商會董事會成員、香港房地產建築業協進會監事會之監事長和英國物業顧問學會及香港地產行政學會資深會員，負責本集團之物業發展及投資事務。

何超蕸女士，執行董事，34歲。何女士為本集團執行主席何鴻燊博士之千金。何女士於一九九六年九月加入本集團，並於二零零一年六月獲委任為執行董事。

自加入本集團以來，何女士一直掌管物業管理部門之策劃及營運。何女士為香港地產行政學會之成員、國際專業保安協會香港分會、香港工業總會及香港設施管理學會之會員。

何女士擁有Pepperdine University大眾傳播及心理學學士學位。

4. 公司資料及參與之各方

註冊辦事處	香港 干諾道中200號 信德中心西座 39字 頂樓
股份過戶登記處	香港中央證券登記有限公司 香港 皇后大道東183號 合和中心19樓
主要往來銀行	中國銀行(香港)有限公司 香港 中環 花園道1號 中銀大廈35樓
	法國巴黎銀行香港分行 香港 中環 皇后大道中28號 中滙大廈4樓
	花旗銀行 香港中環 花園道3號萬國寶通廣場 萬國寶通銀行大廈50樓
	東方滙理銀行 香港中環 交易廣場1座 42至45樓
	香港上海滙豐銀行有限公司 香港分行 香港 皇后大道中1號
	西德意志州銀行 香港分行 香港 夏慤道12號 美國銀行中心36樓

核數師	屈洪疇會計師事務所有限公司 執業會計師 香港 皇后大道中16至18號 新世界大廈1903室
法定代表	謝天賜先生 蘇樹輝博士
公司秘書	蘇樹輝博士 特許秘書及行政人員公會會員
本公司之財務顧問	百德能證券有限公司 香港中環 德輔道4號 渣打銀行大廈22樓
包銷商	百德能證券有限公司 香港中環 德輔道4號 渣打銀行大廈22樓 金英証券(香港)有限公司 香港中環 遮打道16至20號 歷山大廈8樓 和昇國際有限公司 香港中環 夏慤道12號 美國銀行中心11樓
本公司有關供股之法律顧問	的近律師行 香港中環 歷山大廈 3至7樓、18樓及29樓
包銷商之法律顧問	姚黎李律師行 香港中環 置地廣場 告羅士打大廈20樓

5. 重大合約

除包銷協議外，概無任何由本集團任何成員公司於緊接本章程刊發日期前兩年內訂立任何重大合約（於日常業務範圍內訂立者則除外）。

6. 訴訟

於最後實際可行日期，本公司或本集團任何其他成員公司概無涉及任何重大訴訟或仲裁，及據董事所知，本集團任何成員公司亦無尚未了結或面臨威脅之重大訴訟或索償。

7. 重大不利變動

董事並不知悉，自二零零一年十二月三十一日（即本集團最近期公佈經審核賬目之日）起，本集團之財務或經營狀況有任何重大不利變動。

8. 法律效力

供股文件及所有接納該文件所載之任何要約或申請均須受香港法例所監管，並須按其詮釋。

9. 約束力

倘根據本章程提出申請，則本章程使所有有關人士須受香港公司條例第44A條及44B條之全部條文所約束（刑事條文除外）。

10. 專家

屈洪疇會計師事務所有限公司自刊發公佈之日起之任何時間內概無於本集團任何成員公司之股本中擁有實益權益或擁有任何權力（不論是否可合法強制執行）認購或提名他人認購本集團任何成員公司之證券。

屈洪疇會計師事務所有限公司自二零零一年十二月三十一日（即編製本公司最新公佈之經審核賬目之日）起概無於已向本集團任何成員公司收購或由其出售或向其出租，或建議向本集團任何成員公司收購或建議由其出售或建議向其出租之任何資產中擁有任何直接或間接權益。

11. 同意書

屈洪疇會計師事務所有限公司已就章程之刊行發出其同意書，並按其所載之形式及涵義轉載或引述其報告或任何部份及引述其名稱，且迄今並無撤回其同意書。

12. 其他事項

(1) 本公司之註冊辦事處為香港干諾道中200號信德中心西座39字頂樓。

(2) 本公司之公司秘書為蘇樹輝博士。蘇博士於一九七五年加入本集團，於一九九一年獲委任為執行董事。蘇博士亦為本集團之公司秘書，負責有關本集團行政及公司發展之事務。

(3) 本公司之股份過戶登記處為香港中央證券登記有限公司，地址為香港皇后大道中183號合和中心19樓。

(4) 本文件如有歧異，概以英文版本為準。

13. 向公司註冊處處長登記之文件

供股文件及本附錄「專家」一段所述之核數師同意書已根據公司條例第38D條向香港公司註冊處處長登記。

14. 備查文件

下列文件之副本由本章程刊發之日起至二零零二年五月十三日（包括該日）止一般辦公時間內，在本公司於香港之註冊辦事處（地址為香港干諾道中200號信德中心西座39字頂樓）可供查閱：

(a) 本公司之公司組織章程大綱及公司細則；

(b) 本公司於截至二零零一年十二月三十一日止兩個財政年度之經審核賬目；

(c) 本公司核數師就因進行供股而導致根據購股權之尚未行使購股權之行使價及股份數目須作出調整而發出之證明書；

(d) 本公司核數師就因進行供股而導致可換股擔保債券之換股價須作出調整而發出之證明書；及

(e) 包銷協議。

目 錄

此乃要件　請即處理

閣下如對本章程（定義見本章程）或應採取之行動有**任何疑問**，應諮詢　閣下之股票經紀、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已將名下股份全部**售出或轉讓**，應立即將章程及隨附之代表委任表格送交買主或承讓人或經手買賣之銀行、股票經紀或其他代理商，以便轉交買主或承讓人。

章程連同附錄二「向公司註冊處處長登記之文件」一段所指明之文件已根據公司條例第38D條（定義見本章程）向香港公司註冊處處長登記。香港公司註冊處處長及香港證券及期貨事務監察委員會對該等文件之內容概不負責。

待供股股份（定義見本章程）獲批准以未繳股款及繳足股款方式在香港聯合交易所有限公司（「聯交所」）上市及買賣，並遵守香港中央結算有限公司（「香港結算」）之股份納入規定，未繳股款及繳足股款之供股股份將獲香港結算接納為合資格證券，可在中央結算系統（定義見本章程）內寄存、結算及交收，由未繳股款及繳足股款之供股股份各個開始買賣日期或香港結算釐定之其他日期起生效。聯交所參與者之間進行之交易須於其後第二個交易日在中央結算系統內進行交收。所有在中央結算系統進行之一切活動須受制於不時生效之中央結算系統一般規則及中央結算系統運作程序規則。有關該等交收安排及該等安排可能如何影響　閣下之權利及權益之詳情，　閣下應諮詢　閣下之股票經紀、銀行經理、律師、專業會計師或其他專業顧問。

聯交所及香港結算對章程、暫定配發通知書及額外認購供股股份申請表格之內容概不負責，對彼等各自之準確性或完整性亦不發表任何聲明，並明確表示概不就因該等文件全部或任何部分內容而產生或因依賴該等內容而引致之任何損失承擔任何責任。

SHUN TAK

信德集團有限公司

（於香港註冊成立之有限公司）

供股
按每股供股股份1.00港元發行不少於388,486,782股每股面值0.25港元之供股股份基準為凡於記錄日期每持有四股股份可獲配發一股供股股份股款須於接納時繳足

信德集團有限公司之財務顧問

百德能
證券

牽頭包銷商

百德能證券有限公司

包銷商

金英証券（香港）有限公司　　**和昇國際有限公司**

接納及繳付供股股份股款之最後限期為二零零二年五月十五日星期三（「最後接納日期」）下午四時正。接納及繳款手續載於章程第15至第17頁。

謹請注意，有關供股（定義見本章程）之包銷協議（定義見本章程）載有關於百德能證券（定義見本章程）有權代表包銷商倘於最後接納日期後第一個營業日（即二零零二年五月十六日）下午六時正前任何時間發生下列事件，即可終止包銷協議須履行之責任如：(A)包銷協議所載之任何陳述及保證在任何重大方面於作出或被視為作出之時或被視為於寄發章程時重覆作出時為不實或不確，或(B)本公司嚴重違反其於包銷協議之任何責任，或(C)國家、國際、金融、貨幣、經濟或政治條件（包括滙率波動）出現任何變化，或在股本證券或貨幣市況出現不尋常變動或爆發衝突或敵對局面，而使百德能證券合理認為，會或可能會嚴重損壞供股。有關終止包銷協議之條款載於本章程第5頁「終止包銷協議」一節。倘百德能證券（代表包銷商）行使該等權力，則包銷商於包銷協議項下之責任將告終止，而供股亦將不會進行。

敬請注意，現有股份已於二零零二年四月二十三日星期二起以除權方式買賣，而供股股份將由二零零二年五月二日星期四至二零零二年五月十日星期五（包括首尾兩日）期間以未繳股款方式進行買賣。該等買賣將於供股之條件仍未獲達成時進行。倘百德能證券代表包銷商終止包銷協議或供股之任何其他條件未獲達成或豁免，則供股將不會進行。於直至供股之所有該等條件獲達成前之期間內買賣股份之任何人士，及由二零零二年五月二日至二零零二年五月十日（包括首尾兩日）以未繳股款方式買賣股份之任何人士，須承擔供股或未能成為無條件之風險。倘供股並無進行，則已收取之認購股款將以支票方式不計利息退還予申請人。有意於該等期間內買賣股份或以未繳股款供股股份之任何股東（定義見本章程）或其他人士如對其狀況有任何疑問，應諮詢其專業顧問。

二零零二年四月二十九日

SHUN TAK

SHUN TAK HOLDINGS LIMITED

信德集團有限公司

(incorporated in Hong Kong with limited liability)

RESULTS OF EGM AND DESPATCH OF RIGHTS ISSUE DOCUMENTS

Financial adviser to Shun Tak Holdings Limited

PLATINUM Securities

The Directors are pleased to announce that at the EGM held on 29 April 2002, the Shareholders approved the resolutions in respect of the increase in authorised share capital and the Rights Issue.

Subject to the fulfillment of the conditions stated below, 388,486,782 Rights Shares will be issued under the Rights Issue.

The Rights Issue Documents were despatched to the Qualifying Shareholders and, for information only, without the provisional allotment letter and the form of application for excess Rights Shares, to the Excluded Overseas Shareholders and the holders of the Share Options and Convertible Guaranteed Bonds on Monday, 29 April 2002.

Dealings in the Rights Shares in their nil-paid form will take place from 2 May 2002 to 10 May 2002, both days inclusive. If prior to 6:00p.m. on 16 May 2002, Platinum Securities, for and on behalf of the Underwriters, terminates the Underwriting Agreement, or the conditions of the Rights Issue are not fulfilled or waived, the Rights Issue will not proceed.

Any person contemplating buying or selling Shares from now up to the date on which all such conditions are fulfilled (which is expected to be 16 May 2002), and contemplating buying or selling nil-paid Rights Shares between 2 May 2002 to 10 May 2002, both days inclusive, bears the risk that the Rights Issue may not become unconditional and may not proceed.

Investors who have any doubt regarding dealings in the Securities of the Company or nil-paid Rights Shares during these periods are encouraged to obtain professional advice.

BACKGROUND

The Directors announced on 21 March 2002 that the Company proposed to raise not less than approximately HK$388.49 million before expenses by issuing not less than 388,486,782 Rights Shares and not more than 451,936,782 Rights Shares at a price of HK$1.00 per Rights Share on the basis of one Rights Share for every four Shares held on the Record Date. Subject to the fulfillment of the conditions stated below, it is now confirmed that 388,486,782 Rights Shares will be issued under the Rights Issue. Unless the context requires otherwise, terms used herein shall have the same meanings as defined in the announcement dated 21 March 2002 (the "Announcement") in relation to the Rights Issue.

APPROVAL OF THE INCREASE IN AUTHORISED SHARE CAPITAL AND THE RIGHTS ISSUE

The Directors are pleased to announce that the resolutions in respect of the increase in authorised share capital and the Rights Issue were passed by the Shareholders at the EGM held on 29 April 2002.

DESPATCH OF RIGHTS ISSUE DOCUMENTS

The Rights Issue Documents were despatched to the Qualifying Shareholders and, for information only, without the provisional allotment letter and the form of application for excess Rights Shares, to the Excluded Overseas Shareholders and the holders of the Share Options and Convertible Guaranteed Bonds on Monday, 29 April 2002. A copy of each of the Rights Issue Documents and the written consent of the auditors of the Company have been registered with the Registrar of Companies in Hong Kong pursuant to Section 38D of the Companies Ordinance on 29 April 2002.

ADJUSTMENT TO THE EXERCISE PRICE OF AND THE NUMBER OF SHARES SUBJECT TO THE OUTSTANDING SHARE OPTIONS UNDER THE SHARE OPTION SCHEME

Subject to any alteration in the capital structure of the Company arising from the Rights Issue and on the basis of the adjustment mechanism provided in the Share Option Scheme, the exercise price of, and the number of Shares subject to, the outstanding Share Options will be adjusted in such manner as the Company's auditors certify in writing to be in their opinion fair and reasonable. A copy of the certificate from the auditors of the Company in respect of the adjustment shall be available for inspection at the registered office of the Company during normal office hours, so long as any subscription right attaching to the Share Options remains exercisable.

ADJUSTMENT TO THE CONVERSION PRICE OF THE CONVERTIBLE GUARANTEED BONDS

On the basis of the adjustment mechanism provided for the Convertible Guaranteed Bonds, the conversion price of the Convertible Guaranteed Bonds will be adjusted from HK$2.425 per Share to HK$2.33 per Share as a result of the grant of the relevant rights under the Rights Issue. A copy of the certificate from the auditors of the Company in respect of the adjustment shall be available for inspection at the registered office of the Company during normal office hours, so long as any conversion right attaching to the Convertible Guaranteed Bonds remains exercisable.

OUTSTANDING CONDITIONS OF THE RIGHTS ISSUE

The Rights Issue is still conditional upon (i) the Listing Committee of the Stock Exchange granting the listing of, and permission to deal in, the Rights Shares in both their nil-paid and fully-paid forms on the Stock Exchange before 9:30 a.m. on Thursday, 2 May 2002, being the expected date of commencement of dealings in the Rights Shares in nil-paid form, and such listing and permission to deal not being revoked prior to 6:00 p.m. on Thursday, 16 May 2002; (ii) compliance with the undertakings relating to the Rights Shares given by the Major Shareholders referred in the Announcement, up to and including the Latest Acceptance Date; and (iii) the obligations of the Underwriters under the Underwriting Agreement becoming unconditional and the Underwriting Agreement not being terminated in accordance with the terms thereof or otherwise.

As the proposed Rights Issue is subject to the above conditions, it may or may not proceed.

TERMINATION AND FORCE MAJEURE

It should be noted that the Underwriting Agreement contains provisions entitling Platinum Securities, for and on behalf of the Underwriters, by notice in writing, to terminate their obligations under the Underwriting Agreement at any time prior to 6:00 p.m. on 16 May 2002, being the first Business Day after the Latest Acceptance Date, on the occurrence of certain events or if any of the conditions to the obligations of the Underwriters under the Underwriting Agreement are not fulfilled or become incapable of being fulfilled.

The events referred to above are that Platinum Securities, for and on behalf of the Underwriters, may terminate their commitments under the Underwriting Agreement if prior to 6:00 p.m. on the first Business Day after the Latest Acceptance Date:

(A) any of the representations and warranties set out in the Underwriting Agreement was untrue or incorrect in any material respect when made, or when deemed made or repeated at the time of the despatch of the Prospectus; or

(B) the Company is otherwise materially in breach of any of its obligations under the Underwriting Agreement; or

(C) there shall have occurred any change in national, international, financial, monetary, economic or political conditions (including fluctuations in exchange rates) or there shall have occurred a change of abnormal nature in equity securities or currency market conditions or the outbreak of conflict or hostilities,

which in the reasonable opinion of Platinum Securities is or is likely to be materially prejudicial to the Rights Issue.

If Platinum Securities, for and on behalf of the Underwriters, exercises such right, the obligations of the Underwriters under the Underwriting Agreement shall cease and the Rights Issue will not proceed.

Any person dealing in the securities of the Company from now up to the date on which all conditions of the Rights Issue are fulfilled (which is expected to be at 6:00 p.m. on Thursday, 16 May 2002), and any person dealing in nil-paid Rights Shares from Thursday, 2 May 2002 to Friday, 10 May 2002 (being the first and last days of dealings in the nil-paid Rights Shares, respectively, both days inclusive), will accordingly bear the risk that the Rights Issue may not become unconditional and may therefore not proceed.

Any Shareholder or other person dealing or contemplating dealing in the securities of the Company and/or nil-paid Rights Shares during such periods and who is in any doubt about his or her position is recommended to consult his or her own professional adviser.

By order of the Board
Shun Tak Holdings Limited
Dr. Ambrose So
Company Secretary

Hong Kong, 29 April 2002

SHUN TAK

Shun Tak Holdings Limited

(Incorporated in Hong Kong with limited liability)

2001 AUDITED CONSOLIDATED RESULTS

GROUP RESULTS

The Group's audited profit attributable to shareholders for the year ended 31st December, 2001 amounted to HK$276.3 million, an increase of 11.8% as compared with the profit of HK$247.1 million for the corresponding period last year. Earnings per share were 17.8 HK cents (2000: 16.0 HK cents).

DIVIDENDS

Final dividend of 3 HK cents per share has been proposed (2000: 3 HK cents). In addition to the previously paid interim dividend of 2 HK cents per share (2000: 2 HK cents), the total dividends for the year amounted to 5 HK cents per share (2000: 5 HK cents).

The Register of Members will be closed from 28th May to 31st May, 2002, both dates inclusive. In order to qualify for the final dividend, all transfers accompanied by the relevant share certificates must be lodged with the Company's Registrar not later than 4:00 p.m. on 27th May, 2002.

CONSOLIDATED PROFIT AND LOSS ACCOUNT FOR THE YEAR ENDED 31ST DECEMBER, 2001

	Notes	2001 HK$million	(restated) 2000 HK$million
Turnover	2	**5,338.7**	3,238.2
Other revenues		**125.0**	89.8
Other income		**21.6**	23.5
		5,485.3	3,351.5
Cost of properties sold		**(3,350.8)**	(1,379.8)
Other operating costs		**(1,480.5)**	(1,517.6)
Operating profit	2, 3	**654.0**	454.1
Finance costs	4	**(122.7)**	(41.7)
Share of results of associates		**12.9**	69.8
Share of results of jointly controlled entities		**(17.9)**	(3.8)
Profit before taxation		**526.3**	478.4
Taxation	5	**(75.1)**	(65.0)
Profit after taxation		**451.2**	413.4
Minority interests		**(174.9)**	(166.3)
Profit attributable to shareholders		**276.3**	247.1
Dividends		**77.7**	77.7
Earnings per share (HK cents) - basic	6	**17.8**	16.0
Dividends per share (HK cents)		**5.0**	5.0

NOTES:

1. **Basis of presentation and comparative figures**

During the year, the Group has adopted certain new and revised Statements of Standard Accounting Practice (SSAPs) issued by the Hong Kong Society of Accountants which are effective for accounting periods commencing on or after 1st January, 2001. Accordingly, certain comparative figures for the prior year have been restated in order to achieve a consistent presentation. Detailed changes to the Group's accounting policies and the effects of adopting these new policies are set out in the annual report.

2. ***Segment information***

	Turnover 2001 HK$million	Turnover (restated) 2000 HK$million	Operating profit 2001 HK$million	Operating profit (restated) 2000 HK$million
By business segment:				
Shipping	**1,357.8**	1,408.8	**165.0**	117.5
Property	**3,896.0**	1,754.7	**482.4**	335.7
Hospitality	**70.2**	66.7	**4.9**	1.1
Investment & others	**14.7**	8.0	**12.4**	7.4
	5,338.7	3,238.2	**664.7**	461.7
Unallocated net expenses			**(10.7)**	(7.6)
			654.0	454.1
By geographical segment:				
Hong Kong	**4,625.1**	2,493.4	**500.5**	330.9
Macau	**654.6**	693.4	**149.5**	119.9
Others	**59.0**	51.4	**4.0**	3.3
	5,338.7	3,238.2	**654.0**	454.1

3. **Operating profit**

	2001 HK$million	(restated) 2000 HK$million
After crediting:		
Interest income	**59.9**	108.7
Less: Amount capitalised in properties for / under development	**(9.8)**	(56.3)
	50.1	52.4
Rental income from investment properties	**31.2**	17.4
Less: outgoings	**(0.5)**	(0.2)
	30.7	17.2
Dividends from unlisted investments	**14.7**	8.0
After charging:		
Cost of inventories	**3,637.0**	1,701.5
Staff costs	**501.8**	497.7
Amortisation and depreciation	**157.7**	180.3

4. **Finance costs**

	2001 HK$million	2000 HK$million
Total finance costs incurred	**445.1**	678.6
Less: Amount capitalised in properties for / under development	**(322.4)**	(636.9)

BUSINESS REVIEW

Shipping

Shun Tak-China Travel Shipping Investments Ltd. ("ST-CTS"), the Group's 71%-owned joint venture with China Travel International Investment Hong Kong Limited, recorded another year of encouraging earnings growth in 2001. During the year, ST-CTS maintained its market leadership on the Hong Kong-Macau route with a market share of approximately 90%. In addition, passenger traffic on its Shenzhen and Guangzhou routes continued to improve with growth of approximately 13% as compared with last year.

Benefiting from the declining fuel prices and continuing cost control measures, ST-CTS achieved substantial cost savings during the year. In particular, fuel costs decreased by approximately 20% in 2001.

In July, 2001, ST-CTS renewed a charter service agreement with Sociedade de Turismo e Diversões de Macau, S.A.R.L. ("STDM"). Under the agreement, two high-speed passenger ferries were chartered to STDM to operate on its behalf a low-fare passenger ferry service between Kowloon and Macau for a half-year term from 1st July, 2001. In January, 2002, the agreement was further renewed for an additional year to enable the Group to receive a stable income for the route and further promote Macau tourism.

In order to re-deploy surplus resources and explore future business development opportunities, ST-CTS strategically disposed of one of its jetfoils to an Asian company at a gain during the year.

In anticipation of increasing economic activities in the Pearl River Delta region, the Group is actively exploring expansion of new PRC routes and other business development opportunities. On 16th April, 2002 ST-CTS celebrated the launching of a new route between Shenzhen and Macau to diversify its current service between Shenzhen and Hong Kong.

Hospitality

In 2001, total visitor arrivals to Macau surpassed the 10-million benchmark with a 12% growth as compared with the previous year. Visitor arrivals from Mainland China played a dominant role in the tourism growth in Macau, accounting for 29% of its total visitor arrivals in 2001, as compared with 25% in 2000. This represented a 32% increase of visitor arrivals from Mainland China during the year, as compared with a 25% growth in 2000.

Benefiting from a revival of Macau tourism, the Group's hospitality business in Macau performed satisfactorily. During the year, Mandarin Oriental Macau achieved increases of 44.5% and 16.8% in net profit and average room rate, respectively. The Westin Resort Macau, adjacent to the Macau Golf & Country Club also recorded a 15.3% and 10.5% growth in net profit and average room rate, respectively. The Westin Resort Macau started to implement a refurbishment program in March, 2002 which is scheduled for completion by the end of 2002.

19th December, 2001 marked the official opening of the Macau Tower Convention and Entertainment Centre ("MTCEC") which is owned by STDM. In December, 2001, the Group was awarded the operational and property management agreement for the MTCEC for 20 years. The 338-metre high MTCEC is the world's tenth and Asia's eighth, tallest freestanding tower. As a prominent tourism, convention and entertainment landmark the MTCEC will broaden the Group's hospitality network in Macau.

Reflecting its continuing confidence in the prospects of Macau, particularly after the opening up of the gaming industry, the Group is committed to participating in the promising new business environment in Macau. The Group has a 5% stake in STDM. STDM owns an 80% equity interest in Sociedade de Jogos de Macau, S.A. which signed a new gaming licence with the Macau SAR Government in March 2002. Ordinary dividends received from STDM in 2001 were HK$14.3 million (2000: HK$7.6 million). The Group will seek appropriate hospitality-related business opportunities particularly in Macau.

Property

The Belcher's

The residential units of Phase I have been handed over satisfactorily to home buyers since late April, 2001. Phase II of the development, which comprises the remaining three residential towers, is scheduled for completion by mid-2002.

The Group has successfully launched additional residential units for sale in June and December, 2001 and the units were well-received by the market. The Westwood, the largest shopping landmark in the Western Mid-Levels, was successfully opened in October, 2001.

Liberté (formerly known as Cheung Sha Wan Shipyards Redevelopment Project),

The land premium for modification of the government leases of the project offered by the Lands Department was accepted in December, 2001 and was fully paid in early 2002. Under the revised plan, the two initially proposed hotel towers will be converted into two residential towers.

Superstructure works for Phase I, comprising five residential towers, commenced in February, 2001. Phase I is scheduled for completion in the third quarter of 2003 with pre-sale commenced in April, 2002 with encouraging market response. Phase II, comprising two residential towers and a commercial podium, is planned for completion by the end of 2003.

Property Services

With the addition of The Belcher's, The Westwood and the MTCEC to the property management portfolio during the year, the division currently manages over 8 million square feet of properties in Hong Kong and Macau. The portfolio will be further enhanced upon completion of the Liberté with the Group's late appointment as property manager of the development.

PROSPECTS AND RECENT DEVELOPMENTS

In view of the revival of the tourism industry in Macau and the economic growth in the Pearl River Delta, the Group remains confident of the long-term prospects and future development of its core businesses in shipping, hospitality and property.

It is anticipated that the opening up of the gaming industry will generate new investments in entertainment, tourism and cultural projects in Macau. With its track record and investment experience in Macau, the Group is well-poised to participate in, and benefit from, Macau's dynamic new era of development. The Group will continue to seek premium opportunities to strengthen its interests in Macau and complement its existing core businesses. In accordance with this strategy, the Group recently acquired the development rights of a 99,00 square metre hotel and commercial site in Taipa-Macau for a consideration of HK$500 million.

With supportive government housing policies and improvements in economic growth in Hong Kong along with gradual recovery of the US economy, the Group expects sales from its property development projects to further generate substantial cash inflow and earnings in the coming years. On 21st March, 2002, the Group proposed to raise approximately HK$388.5 million by way of a rights issue of not less than 388,486,782 shares at HK$1 per rights share. The rights issue will reduce the Group's debt (and associated finance costs) and further strengthen the Group's financial position. The Board anticipates that the improved gearing and financial performance will place the Group in a sound financial position to pursue new business opportunities particularly in hospitality-related investments in Macau.

The Group will continue to streamline and restructure its existing operations and will focus on the business development of its shipping and hospitality divisions. Subsequent to the year under review, the Group strategically disposed of its 20% interest in an air-cargo business, AHK Air Hong Kong Limited, for HK$1 million resulting in a profit on disposal of approximately HK$177.8 million. The management will continue to seek appropriate investment opportunities, particularly in the Pearl River Delta region, in a prudent manner with a view to improving profitability and enhancing long-term shareholder's value.

FINANCIAL REVIEW

Liquidity, Capital Resources and Funding

The cash and cash equivalents decreased by HK$285 million to HK$587 million at the end of the year 200 The net cash inflow from operating activities substantially increased primarily due to proceeds from the sal of residential units in The Belcher's. The increase of net cash outflow in investing activities was mainly d to the mortgage loans offered to purchasers of The Belcher's. On the other hand, the net repayment of ba

	2001	2000
Rental income from investment properties	**31.2**	17.4
Less: outgoings	**(0.5)**	(0.2)
	30.7	17.2
Dividends from unlisted investments	**14.7**	8.0
After charging:		
Cost of inventories	**3,637.0**	1,701.5
Staff costs	**501.8**	497.7
Amortisation and depreciation	**157.7**	180.3

4. **Finance costs**

	2001 *HK$million*	2000 *HK$million*
Total finance costs incurred	**445.1**	678.6
Less: Amount capitalised in properties for / under development	**(322.4)**	(636.9)
Total finance costs expensed during the year	**122.7**	41.7

5. **Taxation**

Hong Kong profits tax is provided for at the rate of 16% (2000: 16%) on the estimated assessable profits for the year. Overseas taxation is calculated at the rates applicable in their respective jurisdictions.

	2001 *HK$million*	2000 *HK$million*
Company and subsidiaries		
Hong Kong profits tax	**26.8**	4.8
Overseas tax	**0.5**	0.3
Deferred tax	**46.6**	50.6
Associates		
Hong Kong profits tax	**1.0**	5.2
Overseas tax	**0.2**	4.1
	75.1	65.0

6. **Earnings per share**

The calculation of basic earnings per share is based on profit attributable to shareholders and on 1,553,947,128 shares (2000: weighted average of 1,546,750,696 shares) in issue during the year. Diluted earnings per share is not shown as the potential ordinary shares have no dilutive effect.

7. **Movement in retained profits**

	2001 *HK$million*	2000 *HK$million*
At 1st January		
- as originally stated	**1,221.6**	1,021.9
- effect of adopting certain new and revised SSAPs	**170.8**	202.0
- as restated	**1,392.4**	1,223.9
Profit for the year	**276.3**	247.1
	1,668.7	1,471.0
Transfer to capital redemption reserve account	**—**	(0.2)
Premium and brokerage expenses paid on shares repurchased	**—**	(0.7)
Dividends	**(77.7)**	(77.7)
At 31st December	**1,591.0**	1,392.4

further strengthen the Group's financial position. The Board anticipates that the improved gearing and financial performance will place the Group in a sound financial position to pursue new business opportunities, particularly in hospitality-related investments in Macau.

The Group will continue to streamline and restructure its existing operations and will focus on the business development of its shipping and hospitality divisions. Subsequent to the year under review, the Group strategically disposed of its 20% interest in an air-cargo business, AHK Air Hong Kong Limited, for HK$194 million resulting in a profit on disposal of approximately HK$177.8 million. The management will continue to seek appropriate investment opportunities, particularly in the Pearl River Delta region, in a prudent manner with a view to improving profitability and enhancing long-term shareholder's value.

FINANCIAL REVIEW

Liquidity, Capital Resources and Funding

The cash and cash equivalents decreased by HK$285 million to HK$587 million at the end of the year 2001. The net cash inflow from operating activities substantially increased primarily due to proceeds from the sales of residential units in The Belcher's. The increase of net cash outflow in investing activities was mainly due to the mortgage loans offered to purchasers of The Belcher's. On the other hand, the net repayment of bank loans of about HK$2,486 million resulted in net cash outflow in financing.

During the year, the Group secured HK$850 million and US$63 million loan facilities at improved terms to re-finance the then banking facilities. At 31st December, 2001, total loan facilities and other financing available to the Group amounted to HK$6,530 million, of which HK$2,463 million remained undrawn. The facilities outstanding at the year end comprised HK$3,252 million bank loans, HK$543 million convertible guaranteed bonds and HK$272 million other loans. 44% of the outstanding bank loan was secured by charges on assets of the Group. It is the Group policy to secure adequate funding to match with cash flow required for working capital and investing activities. The maturity profile of the Group's borrowings as at 31st December, 2001 is set out below:

		Maturity Profile		
Within 1 year	**1-2 years**	**2-5 years**	**Over 5 years**	**Total**
12%	25%	63%	—	100%

The funds raised by the Group are on a floating rate basis except for the convertible guaranteed bonds which accounted for 15.2% of our Group's long term borrowings. Based on net borrowings of HK$3,479 million at the year end, the Group's gearing ratio was 31.8% (2000: 56.2%).

Foreign Exchange Exposure

Only 22% of the Group's outstanding borrowings is denominated in US dollars. In addition, the Group's principal operations are conducted and recorded in Hong Kong dollars so that the exposure to foreign exchange fluctuations is minimal.

Human Resources

The Group, including subsidiaries but excluding associates and jointly controlled entities, employed approximately 2,100 employees at the year end. The Group adopts a competitive remuneration package for its employees. Promotion and salary increments are assessed based on a performance related basis. Social activities are organised to foster team spirit amongst staff. Staff are encouraged to attend training classes that are related to the Group's businesses.

DETAILED RESULTS ANNOUNCEMENT

A detailed results announcement containing all the information required by paragraphs 45(1) to 45(3) of Appendix 16 of the Listing Rules will be published on the Stock Exchange's web site in due course.

By order of the Board
Stanley Ho
Group Executive Chairman

Hong Kong, 23rd April, 2002

NOTICE OF ANNUAL GENERAL MEETING

NOTICE is hereby given that the annual general meeting of Shun Tak Holdings Limited will be held at The Golden Restaurant, Macau Jockey Club (HK) Club House, 1st Floor, East Tower, Shun Tak Centre, 200 Connaught Road Central, Hong Kong on Friday, 31st May, 2002 at 2:30 p.m. for the following purposes:

1. To consider and receive the audited financial statements and the reports of the directors and auditors for the financial year ended 31st December, 2001.
2. To declare a final dividend.
3. To re-elect directors and to fix the remuneration of the directors.
4. To re-appoint auditors and to fix their remuneration.
5. As special business to consider and, if thought fit, pass the following resolution as an ordinary resolution:

ORDINARY RESOLUTION

"That:

(a) subject to paragraph (b) of this Resolution, the exercise by the directors of the Company during the Relevant Period of all the powers of the Company to repurchase shares of the Company be and it is hereby generally and unconditionally approved;

(b) the aggregate nominal amount of shares of the Company which may be repurchased on The Stock Exchange of Hong Kong Limited or any other stock exchange recognised for this purpose by the Securities and Futures Commission of Hong Kong and The Stock Exchange of Hong Kong Limited under the Hong Kong Code on Share Repurchases pursuant to the approval in paragraph (a) of this Resolution shall not exceed 10 per cent. of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this Resolution, and the said approval shall be limited accordingly;

(c) for the purposes of this Resolution:

"Relevant Period" means the period from the passing of this Resolution until whichever is the earlier of:

i. the conclusion of the next annual general meeting of the Company;

ii. the expiration of the period within which the next annual general meeting of the Company is required by the Companies Ordinance to be held; and

iii. the revocation or variation of the authority given under this Resolution by ordinary resolution of the shareholders in general meeting."

6. As special business to consider and, if thought fit, pass the following resolutions as ordinary resolutions:

ORDINARY RESOLUTIONS

(I) **"That:**

(a) subject to paragraph (c) of this Resolution and pursuant to Section 57B of the Companies Ordinance, the exercise by the directors of the Company during the Relevant Period of all the powers of the Company to allot, issue and deal with additional shares in the capital of the Company and to make or grant offers, agreements and options (including warrants, bonds, debentures, notes and other securities which carry rights to subscribe for or are convertible into shares of the Company) which might require the exercise of such power be and it is hereby generally and unconditionally approved;

(b) the approval in paragraph (a) of this Resolution shall authorise the directors of the Company during the Relevant Period to make or grant offers, agreements and options (including warrants, bonds, debentures, notes and other securities which carry rights to subscribe for or are convertible into shares of the Company) which might require the exercise of such power after the end of the Relevant Period;

(c) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the directors of the Company pursuant to the approval in paragraph (a) of this Resolution, otherwise than pursuant to (i) a Rights Issue, (ii) the exercise of any rights of subscription or conversion under any existing warrants, bonds, debentures, notes and other securities issued by the Company which carry rights to subscribe for or are convertible into shares of the Company, (iii) any option scheme or similar arrangement for the time being adopted or will be adopted for the grant or issue of shares or rights to acquire shares of the Company or (iv) any scrip dividend or similar arrangement providing for the allotment of shares in lieu of the whole or part of a dividend on shares of the Company in accordance with the Articles of Association of the Company, shall not exceed the aggregate of:

(aa) 20 per cent. of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this Resolution plus;

(bb) (if the directors of the Company are so authorised by a separate resolution of the shareholders of the Company) the nominal amount of share capital of the Company repurchased by the Company subsequent to the passing of this Resolution (up to a maximum equivalent to 10 per cent. of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this Resolution), and the said approval shall be limited accordingly;

(d) for the purposes of this Resolution:

"Relevant Period" means the period from the passing of this Resolution until whichever is the earlier of:

i. the conclusion of the next annual general meeting of the Company;

ii the expiration of the period within which the next annual general meeting of the Company is required by the Companies Ordinance to be held; and

iii. the revocation or variation of the authority given under this Resolution by ordinary resolution of the shareholders in general meeting; and

"Rights Issue" means an offer of shares of the Company or issue of options, warrants, or other securities giving the right to subscribe for shares of the Company, open for a period fixed by the directors of the Company to holders of shares whose names appear on the register of members of the Company (and, where appropriate, to holders of other securities entitled to the offer) on a fixed record date in proportion to their then holdings of such shares of the Company (or, where appropriate, such other securities), (subject in all cases to such exclusions or other arrangements as the directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory applicable to the Company)."

(II) **"That** the directors of the Company be and they are hereby authorised to exercise the powers of the Company referred to in paragraph (a) of the resolution set out as Resolution (I) in item 6 of the notice of this meeting in respect of the share capital of the Company referred to in sub-paragraph (bb) of paragraph (c) of such resolution."

7. To transact any other ordinary business of the Company.

By Order of the Board
Ambrose So
Secretary

Hong Kong, 23rd April, 2002

Registered Office:
Penthouse, 39th Floor, West Tower
Shun Tak Centre
200 Connaught Road Central
Hong Kong

Notes:

1. A member of the Company entitled to attend and vote at the meeting convened by the notice is entitled to appoint one or two proxies to attend and on a poll vote in his stead. A proxy need not be a member of the Company.

2. *In order to be valid, a form of proxy must be deposited at the Company's registered office together with a power of attorney* or other authority, if any, under which it is signed or a notarially certified copy of that power of attorney or authority, not less than 48 hours before the time for holding the meeting or adjourned meeting.

3. The register of members will be closed from Tuesday, 28th May, 2002 to Friday, 31st May, 2002, both days inclusive *during which period no transfer of shares will be effected. In order to determine entitlements to the final dividend, all* transfers accompanied by the relevant share certificates must be lodged with the Company's Registrars, Central Registration Hong Kong Limited, Room 1901-1905, 19/F., Hopewell Centre, 183 Queen Road East, Hong Kong not later than 4:00 p.m. on Monday, 27th May, 2002.

4. With regard to item 5 above, the directors wish to draw the attention of the shareholders to the circular which summarise the more important provisions of the Listing Rules relating to the repurchase of shares on The Stock Exchange of Hong Kong Limited by a company and will be despatched to the shareholders together with the annual report. The present general mandate to repurchase shares given by the shareholders expires at the forthcoming annual general meeting and accordingly, a renewal of that general mandate is now being sought.

5. With regard to item 6 above, the directors wish to state that, currently, they have no plans to issue any additional new share of the Company (other than pursuant to any of items (ii), (iii) or (iv) contained in paragraph (c) of the Resolution (I)). The present general mandate to issue shares given by the shareholders expires at the forthcoming annual general meeting and accordingly, a renewal of that general mandate is now being sought.